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TABLE OF CONTENTS
Index to Financial Statements American Truck Source, Inc. and Subsidiaries

As filed with the Securities and Exchange Commission on September 20, 2004.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RUSH ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	5511 (Primary Standard Industrial Classification Code Number)	74-1733016 (I.R.S. Employer Identification Number)

555 IH-35 South, Suite 500
New Braunfels, Texas 78130
Telephone: (877) 879-7266
Telecopy: (830) 626-5315
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

W. Marvin Rush
Chairman of the Board and Chief Executive Officer
Rush Enterprises, Inc.
555 IH-35 South, Suite 500
New Braunfels, Texas 78130
Telephone: (877) 879-7266
Telecopy: (830) 626-5315
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Phillip M. Renfro Daryl L. Lansdale, Jr. Fulbright & Jaworski L.L.P. 300 Convent St., Suite 2200 San Antonio, Texas 78205 Telephone: (210) 224-5575 Telecopy: (210) 270-7205	David P. Oelman Michael C. Blaney Vinson & Elkins L.L.P. 1001 Fannin St., Suite 2300 Houston, Texas 77002 Telephone: (713) 758-2222 Telecopy: (713) 758-2346

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Class A Common Stock, par value $.01 per share	8,337,500	$11.32	$94,380,500	$11,958

(1)
Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended solely for the purpose of calculating the registration fee and based on the average of the high and low prices reported for the Registrant's class A common stock as reported by the National Association of Security Dealers Automated Quotation System on September 16, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2004

7,250,000 Shares

Class A Common Stock

        Our class A common stock is listed on the NASDAQ National Market under the symbol "RUSHA." The last reported sale price on the NASDAQ National Market on September 17, 2004 was $11.36 per share.

        On September 15, 2004, we agreed to acquire substantially all of the assets of American Truck Source, Inc., or ATS. Completion of this offering is a condition precedent to our closing of the acquisition of ATS. See "Risk Factors—Risks Related to Our Planned Acquisition of ATS."

        The underwriters have an option to purchase a maximum of 1,087,500 additional shares of class A common stock from us to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Rush Enterprises
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of class A common stock will be made on or about             , 2004.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston
Morgan Keegan & Company, Inc.
BB&T Capital Markets

The date of this prospectus is             , 2004.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
PLANNED ACQUISITION OF ATS
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY
BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
INDEX TO FINANCIAL STATEMENTS

        You should rely only on the information contained or incorporated by reference in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        We conduct our business through our operating subsidiaries, each of which is a direct or indirect wholly owned subsidiary of Rush Enterprises, Inc. For purposes of this prospectus, unless the context otherwise requires, all references herein to "the Company," "our company," "Rush Enterprises," "Rush," "we," "us," and "our" refer to Rush Enterprises, Inc. and its consolidated subsidiaries and their predecessors. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised. Unless the context requires otherwise, references to our common stock are to both our class A common stock and class B common stock.

Our Company

        We are a full-service, integrated retailer of premium transportation and construction equipment and related services. As the leading dealer of trucks manufactured by Peterbilt Motors Company, a division of PACCAR, Inc., we sold approximately 20.3% of all the new Peterbilt trucks sold in the United States in 2003. We are also a supplier of John Deere construction equipment through our Rush Equipment Center in Houston, Texas. Through our strategically located network of Rush Truck Centers and our Rush Equipment Center, we provide one-stop service for the needs of our customers, including retail sales of new and used transportation and construction equipment, aftermarket parts sales, service and repair facilities and financing, leasing and rental, and insurance services.

        Our Rush Truck Centers are principally located in high traffic areas throughout the southern United States. We provide leasing and rental services through our Rush Leasing and Rental Division at our one-stop Rush Truck Centers and our Rush Equipment Center. Retail financing of trucks and construction equipment, as well as a line of insurance products, is arranged through our Rush Financial and Insurance Division.

        Our business strategy consists of providing our customers with competitively priced products supported with timely and reliable service through our integrated dealer network. We intend to continue to implement our business strategy, reinforce customer loyalty and remain a market leader by continuing to develop our Rush Truck Centers and Rush Equipment Center as we extend our geographic focus through strategic acquisitions of new locations and expansions of our existing facilities.

        All of our business operations are currently conducted through four separate divisions: the Rush Truck Center Division, the Rush Equipment Center Division, the Rush Leasing and Rental Division, and the Rush Financial and Insurance Division.

        Rush Truck Center Division.    Since commencing operations as a Peterbilt heavy-duty truck dealer over 38 years ago, we have grown to operate Rush Truck Centers, which primarily sell new Class 8 Peterbilt trucks, at 37 locations in Texas, Colorado, Oklahoma, California, Florida, Arizona, New Mexico and Alabama. Class 8 trucks are defined by the American Automobile Manufacturers Association as trucks with a minimum gross vehicle weight rating above 33,000 pounds. Our Rush Truck Centers are strategically located to take advantage of increased cross-border traffic between the United States and Mexico resulting from implementation of the North American Free Trade Agreement ("NAFTA") in 1994. During 2003, our Rush Truck Center Division accounted for approximately $734.8 million, or 90.1%, of our total revenue.

        Rush Equipment Center Division.    Our Rush Equipment Center in Houston, Texas provides a full line of construction equipment for light to medium sized applications. Our primary products include the following: John Deere backhoe loaders, hydraulic excavators, crawler-dozers and four-wheel drive loaders. During 2003, our Rush Equipment Center Division accounted for approximately $40.6 million, or 5.0%, of our total revenue.

        Rush Leasing and Rental Division.    We provide a broad line of product selections for lease or rent, including Class 8, Class 7 and Class 6 Peterbilt trucks, and a full array of John Deere construction equipment products, including a variety of construction equipment trailers and heavy-duty cranes. Our lease and rental fleets are offered primarily through our Rush Truck Centers and our Rush Equipment Center on a daily, monthly or long-term basis. During 2003, our Rush Leasing and Rental Division accounted for approximately $33.7 million, or 4.1%, of our total revenue.

        Rush Financial and Insurance Division.    We offer third-party financing to assist customers in purchasing a new or used truck or piece of construction equipment. Additionally, we sell a complete line of property and casualty insurance, including collision and liability insurance on trucks, cargo insurance, and credit life insurance. During 2003, our Rush Financial and Insurance Division accounted for approximately $6.3 million, or 0.8%, of our total revenue.

Planned Acquisition of ATS

        On September 15, 2004, we entered into an asset purchase agreement with American Truck Source, Inc., or ATS, its subsidiaries and stockholders to acquire substantially all of the assets of ATS. The purchase price is $144.1 million, subject to further purchase price adjustments. A copy of the asset purchase agreement is available in our Current Report on Form 8-K filed on September 16, 2004.

        ATS's Peterbilt dealerships serve Dallas, Forth Worth, Abilene and Tyler, Texas; Birmingham, Alabama; Nashville, Tennessee and Louisville, Kentucky. The dealerships sell new and used heavy-duty trucks and offer substantially the same services as our Rush Truck Centers. Revenues for ATS were $262.9 million for the period ended December 31, 2003 and $188.7 million for the six month period ended June 30, 2004. Pretax income was $4.1 million for the year ended December 31, 2003 and $5.7 million for the six months ended June 30, 2004. We expect to complete the ATS acquisition concurrently with the completion of this offering.

        Anticipated Benefits of ATS Acquisition.    We believe that the acquisition of ATS will provide us with several strategic benefits:

  •
  expansion of our dealership network into the Dallas/Forth Worth market, one of the largest markets in the United States for heavy-duty truck sales, and several other key geographic markets along the interstate highways routinely traveled by our existing customers;

  •
  expansion of our geographic presence in the southern United States, enabling us to more effectively serve our existing customers by providing additional locations for them to access our integrated dealer network, increasing our ability to pursue fleet sales and enhancing our parts and service sales to existing customers;

  •
  expansion of our customer base of independent owner-operator customers, with whom ATS has traditionally had strong relationships; and

  •
  addition of established sales personnel and other experienced employees.

        Transaction Structure.    We have agreed to pay a total of approximately $144.1 million to purchase ATS. Approximately $74.4 million of the purchase price for ATS will be funded from the net proceeds of this offering, $52.9 million of the purchase price will be funded through our floor plan financing agreement and $14.1 million of the purchase price will be funded by incurrence of long-term debt related to certain ATS real estate assets. In addition, we will assume $2.7 million of ATS's liabilities in the acquisition.

        The completion of the ATS acquisition is subject to a number of conditions, including the absence of a material breach by either party of its respective representations or covenants contained in the purchase agreement, the absence of a material adverse effect on either party and the approval of PACCAR, Peterbilt Motors Company and PACCAR Leasing Company. In addition, the transaction will not close until the waiting period required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, has expired or been terminated.

        The parties have the right to terminate the ATS acquisition if it is not completed by June 30, 2005. We may also terminate the transaction if we are unable to satisfy our financing requirements to fund the purchase price for the acquisition.

        Credit Suisse First Boston LLC, one of the underwriters in this offering, has acted as financial advisor to us in connection with the ATS acquisition and will receive customary compensation in connection therewith upon the closing of the acquisition.

Business Strategy

        Operating Strategy.    Our strategy is to operate an integrated dealer network that primarily markets Peterbilt heavy-duty trucks and John Deere construction equipment and provides complementary products and services. Our strategy includes the following key elements:

  •
  One-Stop Centers.  Emphasizing our truck and construction equipment dealerships as "one-stop centers" where, at one convenient location, our customers can purchase new or used trucks or construction equipment; finance, lease or rent trucks or construction equipment; purchase aftermarket parts and accessories and have service performed by certified technicians.

  •
  Branding Program.  Continuing our branding program for our dealerships through distinctive signage and uniform marketing programs to take advantage of our existing name recognition and to communicate the standardized high quality of our products and reliability of our services throughout our dealership network.

  •
  Management by Dealership Units.  Enhancing the profitability of all aspects of our dealerships and increasing our overall operating margins by measuring and managing the business operations of our dealerships according to the specific business units operating at that location, such as new sales, used sales, parts, service and body shop.

  •
  Integrated Management Information Systems.  Efficiently operating separate business units within each dealership by relying upon our management information systems to actively monitor market conditions and determine appropriate inventory levels and product mix at each Rush Truck Center. By actively monitoring market conditions we assess product and expansion strategies, remain abreast of changes within the market and proactively address market-by-market changes by realigning and, if necessary, adding product lines and models.

        Growth Strategy.    Through expansion and acquisition initiatives, we have grown to operate a large, multistate, full-service network of heavy-duty truck dealerships. As described below, we intend to continue to grow our business internally and through acquisitions by: expanding into new geographic areas, expanding our product offerings and capabilities and opening new truck and equipment centers in existing markets.

  •
  Expansion into New Geographic Areas.  We plan to continue to expand our network by acquiring additional dealerships in geographic areas contiguous to our current operations or otherwise strategically located along major interstate highways. Geographic diversification ameliorates the effects of local economic cycles and supports the sale of heavy-duty trucks, construction equipment and related parts by allowing us to allocate our inventory among the geographic regions we serve based on market demand.

  •
  Expansion of Product Offerings and Capabilities.  We intend to continue to expand our product lines within our centers by adding product categories that are both complementary to our Peterbilt and John Deere product lines and well suited to our operating model. For example we have introduced trailer repair and maintenance services and the sale of truck-mounted cranes. We have also recently expanded our product line to include Hino and UD (Nissan) medium-duty truck franchises.

    We believe that there are many additional similar product and service offerings that complement our primary product lines. We expect any product category expansion that we pursue will satisfy our requirements that:

    •
    the products are of a premium brand;

    •
    the products provide opportunities for incremental income through related servicing, aftermarket sales or financing; and

    •
    our operating controls can be implemented to enhance the financial performance of the business.

  •
  Open Centers in Existing Markets.  We intend to introduce new one-stop truck and equipment centers to underserved markets within the southern United States to enhance revenues from our existing customer base, increase the awareness of the "Rush" brand name for new buyers, and benefit from cost savings by integrating the inventory management and operations of these new locations with those of our existing network.

        In identifying new areas for expansion, we analyze the target market's level of new heavy-duty truck registrations and construction equipment purchases, customer buying and leasing trends and the existence of competing franchises. We also assess the potential performance of a parts and service center to determine whether a market is suitable for a Rush dealership. After a market has been strategically reviewed, we survey the region for a well-situated location. Whether we acquire existing dealerships or open new dealerships, we will introduce the Rush branding program and implement our integrated management system.

        Our principal executive offices are located at 555 IH-35 South, New Braunfels, Texas 78130, and our telephone number is (877) 879-7266. Our website is located at rushenterprises.com. The information contained on our website is not part of this prospectus.

THE OFFERING

Class A common stock offered to the public by Rush Enterprises, Inc.	7,250,000 shares
Class A common stock to be outstanding after this offering	14,834,024 shares
Underwriters' over-allotment option	1,087,500 shares
Class A common stock to be outstanding after this offering, assuming exercise of the underwriters' over-allotment option in full	15,921,524 shares
Class B common stock to be outstanding after this offering	7,543,944 shares
Voting rights
Our class A common stock and class B common stock are identical, except that our class A common stock has 1/20th of one vote per share on all matters requiring the vote of the shareholders while our class B common stock has one vote per share.
Use of Proceeds	We intend to use the net proceeds from the sale of shares by us to pay a portion of the purchase price for the ATS acquisition. See "Use of Proceeds."
Nasdaq National Market symbol
Class A common stock	"RUSHA"
Class B common stock	"RUSHB"
Risk Factors
You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth or incorporated by reference in this prospectus before investing in our common stock.

        The number of shares that will be outstanding after this offering excludes 2,099,114 shares of common stock reserved for issuance under outstanding options.

Summary Financial and Other Data

        The following selected financial data for the three years ended December 31, 2003 are derived from our audited consolidated financial statements. The financial data for the six month periods ended June 30, 2004 and 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we considers necessary for a fair presentation of the financial position and the results of operations for these periods.

        Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included or incorporated by reference herein.

        Our historical results do not include results from ATS, which we intend to acquire with the net proceeds from this offering. These results may not be indicative of our future performance.

        Our summary pro forma consolidated financial data are derived from "Unaudited Pro Forma Consolidated Financial Data" and the historical financial statements of Rush and ATS, which are incorporated by reference herein or included elsewhere in this prospectus.

        The unaudited pro forma consolidated balance sheet as of June 30, 2004 gives effect to the following events as if they were consummated on June 30, 2004:

  •
  our acquisition of substantially all of the assets of ATS;

  •
  our issuance and sale of approximately $79.8 million in class A common stock in this offering;

  •
  our incurrence of indebtedness to finance the balance of the ATS acquisition, consisting of $52.9 million of borrowings under our floor plan financing agreement and $14.1 million of long-term debt to finance certain ATS real estate assets; and

  •
  our assumption of $2.7 million of ATS's liabilities in the acquisition.

        The unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and for the six month period ended June 30, 2004 give pro forma effect to these events as if they were consummated on January 1, 2003.

        The pro forma consolidated financial data has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition would actually have been had the transactions described in "Unaudited Pro Forma Consolidated Financial Data" in fact occurred as of the dates specified. The information provided below should be read in conjunction with the following, each of which is included elsewhere or incorporated by reference in this prospectus: (1) our historical consolidated financial statements and accompanying notes, (2) "Management's Discussion and Analysis of Financial Condition and Results of Operations," (3) "Unaudited Pro Forma Consolidated Financial Data," and (4) the separate historical financial statements and accompanying notes of ATS.

	Year Ended December 31,			Pro Forma Year Ended December 31,	Six Months Ended June 30,		Pro Forma Six Months Ended June 30,
	2001	2002	2003	2003	2003	2004	2004
					(unaudited)
	(in thousands, except per share amounts)
SUMMARY OF INCOME STATEMENT DATA
Revenues
New and used truck sales	$438,143	$488,456	$501,757	$707,181	$202,846	$323,724	$479,402
Parts and service	188,566	211,478	249,818	304,257	119,082	139,333	168,811
Construction equipment sales	31,666	24,324	28,263	28,263	14,176	15,378	15,378
Lease and rental	25,040	25,277	25,847	26,231	12,443	13,476	15,675
Finance and insurance	5,251	5,448	6,286	8,937	2,931	3,781	5,091
Other	2,847	2,164	3,361	3,361	1,397	1,371	1,371

Total revenues	691,513	757,147	815,332	1,078,230	352,875	497,063	685,728
Cost of products sold	562,316	615,942	662,082	887,569	280,468	410,242	574,732

Gross profit	129,197	141,205	153,250	190,661	72,407	86,821	110,996
Selling, general and administrative	101,832	111,721	124,207	151,581	59,943	69,587	84,464
Depreciation and amortization	9,176	8,594	8,929	11,936	4,442	4,476	6,422

Operating income from continuing operations	18,189	20,890	20,114	27,144	8,022	12,758	20,110
Interest expense, net	9,267	6,499	6,348	6,634	2,975	2,906	3,852
Gain (loss) on sale of assets	1,067	155	1,984	1,984	299	459	459
Other gain (loss)	—	—	—	(17)	—	—	459

Income from continuing operations before income taxes	9,989	14,546	15,750	22,477	5,346	10,311	17,176
Provision for income taxes	3,996	5,818	6,300	8,991	2,139	4,125	6,871

Income from continuing operations	5,993	8,728	9,450	13,486	3,207	6,186	10,305
Income (loss) from discontinued operations (including loss on disposal of $7.9 million in 2002, net of taxes)	(2,731)	(10,472)	(621)	(621)	(647)	97	97

Net income	$3,262	$(1,744)	$8,829	$12,865	$2,560	$6,283	$10,402

	Year Ended December 31,			Pro Forma Year Ended December 31,	Six Months Ended June 30,		Pro Forma Six Months Ended June 30,
	2001	2002	2003	2003	2003	2004	2004
					(unaudited)
	(in thousands, except per share amounts)
Earnings Per Share:
Earnings (loss) per Common Share—Basic
Income from continuing operations	$0.43	$0.62	$0.67	$0.63	$0.23	$0.43	$0.48
Net income (loss)	$0.23	$(0.12)	$0.63	$0.60	$0.18	$0.44	$0.48
Earnings (loss) per Common Share—Diluted
Income from continuing operations	$0.42	$0.60	$0.63	$0.61	$0.22	$0.39	$0.45
Net income (loss)	$0.23	$(0.12)	$0.59	$0.58	$0.18	$0.40	$0.45
Basic weighted average shares	14,004	14,004	14,042	21,292	14,004	14,428	21,678
Diluted weighted average shares and assumed conversions	14,166	14,461	15,024	22,274	14,468	15,802	23,052

	Year Ended December 31,			Pro Forma Year Ended December 31,	Six Months Ended June 30,		Pro Forma Six Months Ended June 30,
	2001	2002	2003	2003	2003	2004	2004
					(unaudited)
	(in thousands, except per share amounts)
OPERATING DATA
Number of locations	44	41	38	45	39	38	45
Unit truck sales
New trucks	4,245	4,717	4,535	6,237	1,754	3,042	4,345
Used trucks	1,907	2,111	2,421	3,262	1,107	1,422	1,976

Total unit trucks sales	6,152	6,828	6,956	9,499	2,861	4,464	6,321
Truck lease and rental units	1,015	1,010	1,397	1,606	1,415	1,357	1,540
	Year Ended December 31,			Six Months Ended June 30,		Pro Forma Six Months Ended June 30,
	2001	2002	2003	2003	2004	2004
				(unaudited)
	(in thousands)
BALANCE SHEET DATA
Total assets	$338,811	$345,110	$366,878	$338,010	$386,997	$532,206
Floor plan financing	85,300	89,288	108,235	95,180	117,865	170,780
Line-of-credit borrowings	22,459	22,395	17,732	17,775	17,560	17,560
Long-term debt, including current portion	98,170	94,916	90,028	91,461	87,585	101,745
Shareholders' equity	81,439	79,695	88,706	82,255	101,942	176,306

RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The following risk factors relate to our current and anticipated business, and would also apply to our company after giving effect to the ATS acquisition.

Risks Related to our Planned Acquisition of ATS

We may not realize the anticipated benefits of the ATS acquisition or be successful in integrating the operations, personnel or technology of ATS.

        The anticipated benefits of the ATS acquisition may not be realized and the integration of the operations, personnel and technology of ATS may not be successful. Integrating ATS into our organization will be a complex, time consuming and expensive process.

        We may face substantial difficulties, costs and delays in integrating the various operations of ATS, including:

  •
  difficulty in coordinating geographically disparate organizations, systems and facilities;

  •
  diversion of our management's attention and resources from our day-to-day operations;

  •
  incompatibility of business cultures;

  •
  the loss of ATS sales personnel and other key employees necessary to successfully integrate ATS into our operations;

  •
  the loss of sales personnel and other key employees due to perceived uncertainty in career opportunities, compensation levels or benefits; and

  •
  difficulty in integrating management and other key employees of ATS into our organization.

        Integration may cause increased operating costs, lower than anticipated financial performance and the loss of employees. Many of these factors are outside of our control. The failure to timely and efficiently integrate ATS into our organization could have an adverse effect on our business, financial condition and operating results.

Risks Related to our Business

We are substantially dependent upon PACCAR.

        We currently operate as a dealer of Peterbilt trucks and parts pursuant to dealership agreements with PACCAR. During 2003, substantially all of our revenues resulted from sales of equipment and parts purchased from PACCAR. Due to our dependence on PACCAR, we believe that the long-term success of our Rush Truck Centers depends, in large part, on the following:

  •
  maintaining our relationship with PACCAR;

  •
  the manufacture and delivery of competitively-priced, high quality Peterbilt trucks and parts by PACCAR in quantities sufficient to meet our requirements;

  •
  PACCAR's consent to our future acquisition of Peterbilt dealerships;

  •
  the overall success of PACCAR and Peterbilt;

  •
  PACCAR's promotion of its Peterbilt division;

  •
  the goodwill associated with the Peterbilt trademark; and

  •
  the management of the Peterbilt dealership system by PACCAR.

        We have no control over the management or operation of PACCAR or Peterbilt dealerships that we do not own.

Our dealership agreements impose a number of restrictions and obligations on us and may be terminable upon a change of control.

        We have entered into nonexclusive dealership agreements with Peterbilt that authorize us to act as a dealer of Peterbilt heavy-duty trucks. Our areas of responsibility currently encompass 37 locations in the states of California, Colorado, Texas, Oklahoma, Arizona, Florida, Alabama and New Mexico. PACCAR can terminate our Peterbilt dealership agreements in the event of a change of control of the Company or if we violate any number of provisions in the dealership agreements. If our Peterbilt dealership agreements are terminated, we will lose the right to purchase Peterbilt products and the right to use the Peterbilt trademark, which would have a material adverse effect on our operations, revenues and profitability. Under our Peterbilt dealership agreements, a change of control occurs if (i) with respect to the election of directors, the aggregate voting power held by W. Marvin Rush, W. M. "Rusty" Rush and other Rush executives decreases below 30% (such persons currently control 38.3% of the voting power with respect to the election of directors and will control 36.6% of the voting power with respect to the election of directors after this offering); or (ii) any person or entity other than W. Marvin Rush, W. M. "Rusty" Rush and other Rush executives or any person or entity who has been approved in writing by PACCAR, either (x) owns common stock with a greater percentage of the voting power with respect to the election of our directors than W. Marvin Rush and W. M. "Rusty" Rush and other Rush executives, in the aggregate, or (y) holds the office of Chairman of the Board, President or Chief Executive Officer of the Company. We have no control over the transfer or disposition by W. Marvin Rush or by his estate of his common stock. If W. Marvin Rush sells his class B common stock or bequests his class B common stock to nonfamily members or if his estate is required to liquidate his class B common stock to pay estate taxes or otherwise, the change of control provisions of the Peterbilt dealership agreements could be triggered and cause us to lose our critical right to sell Peterbilt products.

        In the event that we were to find it necessary or advisable to sell any of our Peterbilt dealership locations, PACCAR retains the right of first refusal to purchase such dealership location under certain circumstances. The change of control and limited right of first refusal provisions could adversely affect our ability to obtain financing on favorable terms and may have anti-takeover effects. As a franchised dealer for Peterbilt, we may have less ability to negotiate price and terms or to substitute an alternative supplier of trucks and parts than in typical arm's-length transactions between suppliers and retailers.

        In addition to our truck dealership agreements with Peterbilt, we have a dealership agreement with Volvo for the sale of heavy-duty trucks at our Tulsa dealership and we also have dealership agreements with UD (Nissan), Hino and GMC for the sale of medium-duty trucks at some of our dealerships. These dealership agreements have current terms expiring between March 2005 and June 2006. These dealership agreements impose operating requirements upon us and require consent from the affected supplier for sale or transfer of such agreements.

        We also have a nonexclusive dealership agreement with John Deere that authorizes us to act as a dealer of John Deere construction, utility and forestry equipment in the greater Houston, Texas metropolitan area. The John Deere dealership agreement imposes operational obligations and financial requirements on us. Like our dealership agreements with Peterbilt, our dealership agreement with John Deere is terminable upon a change of control of the Company, grants certain rights of first refusal and imposes certain financial requirements. Our John Deere dealership agreement has no specified term or duration. In addition to John Deere, we are an authorized dealer for other construction equipment manufacturers in the Houston, Texas metropolitan area. Our John Deere dealership agreement contains a termination provision allowing John Deere to terminate the agreement upon 180 days notice.

If state dealer laws are repealed or weakened, our dealerships will be more susceptible to termination, nonrenewal or renegotiation of their dealership agreements.

        Our dealership agreements impose certain operational obligations and financial requirements on us. State dealer laws generally provide that a manufacturer may not terminate or refuse to renew a dealership agreement unless it has first provided the dealer with written notice setting forth good cause and stating the grounds for termination or nonrenewal. Some state dealer laws allow dealers to file protests or petitions or to attempt to comply with the manufacturer's criteria within the notice period to avoid the termination or nonrenewal. Manufacturers' lobbying efforts may lead to the repeal or revision of state dealer laws. If dealer laws are repealed in the states in which we operate dealerships, our manufacturers may be able to terminate our dealership agreements without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of state dealer laws, it may also be more difficult for our dealers to renew their dealership agreements upon expiration.

We depend on truck and construction equipment manufacturers and component suppliers in order to operate our business.

        Each of our dealerships operates pursuant to dealership agreements with truck or equipment manufacturers. We are dependent on our relationships with these manufacturers, because without a dealership agreement we cannot obtain new trucks or equipment from a manufacturer. Peterbilt manufactures substantially all of the new heavy-duty trucks we sell. A significant decline in the production or sales of vehicles or equipment manufactured by our manufacturers, or the loss or deterioration of our relationship with our manufacturers, could have a material adverse effect on our revenues and profitability because we would not have the right to sell their new vehicles or equipment as we do now.

        Our dealerships also depend on the manufacturers and component suppliers for sales incentives, warranties and other programs that are intended to promote and support new truck sales by our dealerships. A reduction or discontinuation of a manufacturer's or a component supplier's incentive program could materially adversely affect our profitability.

Because we depend on the success and popularity of the brands we sell, adverse conditions affecting one or more of our manufacturers may negatively impact our revenues and profitability.

        Our success depends on the overall success of the lines of trucks and construction equipment that each of our dealerships sells. As a result, our success depends to a great extent on the manufacturers' financial condition, marketing, product design, production and distribution capabilities, reputation, management and labor relations. Events such as labor strikes that may adversely affect any of our manufacturers may also adversely affect us. In particular, labor strikes at a manufacturer that continue for a substantial period of time could have a material adverse effect on our business. Similarly, the delivery of vehicles or equipment from any of our manufacturers at a time later than scheduled, which may occur particularly during periods of high product demand, could lead to reduced sales during those periods. In addition, any event that causes adverse publicity involving one or more of our manufacturers or their products may have an adverse effect on our revenues and profitability regardless of whether that event involves any of our dealerships.

Our business is cyclical.

        Our business is dependent on a number of factors relating to general economic conditions, including fuel prices, interest rate fluctuations, economic recessions, government regulation and customer business cycles. Unit sales of new heavy-duty trucks have historically been subject to substantial cyclical variation based on such general economic conditions. Our operations will be affected by any general economic conditions or cyclical trends, either positive or negative, affecting the heavy-duty truck industry or the construction equipment industry.

        Local economic, competitive and other conditions affect the performance of our dealerships. Our revenues and profitability depend substantially on general economic conditions in those regions of the United States where our dealerships are located.

Substantial competition may affect our profitability.

        We face vigorous competition for customers and for suitable dealership locations. We compete with a large number of independent and factory-owned dealers, some of which operate in more than one location, but most of which operate in a single location. There is significant competition both within the markets currently being served by us and in markets that we may enter. Moreover, our Peterbilt dealership arrangements with PACCAR do not contractually provide us with exclusive dealerships in any territory. PACCAR could elect to create additional Peterbilt dealers in our market areas in the future. While Peterbilt dealership agreements, including ours, restrict dealers from operating sales or service facilities outside their assigned territory, such agreements do not restrict fleet or other sales or marketing activity outside the assigned territory. Accordingly, we may and do engage in fleet sales and other marketing activities outside our assigned territories and other Peterbilt dealers may engage in similar activities within our territories. Dealer competition continues to increase and is affected by a number of factors including the accessibility of dealership locations, the number of dealership locations, product pricing, product value, product quality, product design and customer service (including technical service). We believe that we are competitive in all of these categories. Nevertheless, we anticipate that we will continue to face strong competition in the future.

We may be required to obtain additional financing to maintain adequate inventory levels.

        The heavy-duty truck business requires inventories of trucks held for sale to be maintained at dealer locations in order to facilitate immediate sales to customers on demand. We generally purchase our truck inventories with the assistance of a floor plan financing program through General Motors Acceptance Corporation that provides for payment at the earlier of the time of sale for each truck financed or at a fixed date following delivery. In the event that our financing becomes insufficient to satisfy our future requirements, we would need to obtain similar financing from other sources. There is no assurance that such additional floor plan financing or alternate financing could be obtained or, if obtained, that it will be on commercially reasonable terms.

We are exposed to potential liability relating to the use of the products we sell.

        Products we sell may expose us to potential liabilities for personal injury or property damage claims relating to the use of such products. While we maintain third-party product liability insurance that we believe to be adequate, and most manufacturers of the products we sell are required to indemnify us for product liability claims, there can be no assurance that we will not experience legal claims in excess of our insurance coverage or claims which are ultimately not covered by insurance or subject to indemnification from manufacturers. Our business may be adversely affected by the negative publicity generated if significant claims are made against us, PACCAR, Peterbilt or any of our other manufacturers.

If we lose key personnel or are unable to attract additional qualified personnel, our business could be adversely affected because we rely on the industry knowledge and relationships of our key personnel.

        We believe that our success depends significantly upon the efforts and abilities of our executive management and key employees, including, in particular, W. Marvin Rush and W. M. "Rusty" Rush. Additionally, our business is dependent upon our ability to continue to attract and retain qualified personnel, such as executive officers, managers and sales personnel. We generally have entered into employment agreements with certain executive officers. The loss of the services of one or more members of our senior management team, including, in particular, W. Marvin Rush or W. M. "Rusty" Rush, could have a material adverse effect on us and materially impair the efficiency and productivity of our operations. In addition, the loss of any of our key employees or the failure to attract additional qualified managers and sales personnel could have a material adverse effect on our business and may materially impact the ability of our dealerships to conduct their operations in accordance with our business strategy.

The dollar amount of our backlog, as stated at any given time, is not necessarily indicative of our future earnings.

        As of June 30, 2004, our backlog of new truck orders was approximately $300.0 million. Our backlog is determined quarterly by multiplying the number of new trucks for each particular type of truck on order at our Rush Truck Centers by the recent average selling price for that type of truck.

        We only include confirmed orders in our backlog. However, such orders are subject to cancellation. In the event of order cancellation, we have no contractual right to the total revenues reflected in our backlog. It currently takes between 60 days and six months for us to receive delivery from Peterbilt once an order is placed. We sell approximately 70% of our new heavy-duty trucks by customer special order, with the remainder sold out of inventory. Orders from a number of our major fleet customers are included in our backlog as of June 30, 2004. There can be no assurance that our major fleet customers will not cancel these orders.

        Reductions in backlog due to cancellation by a customer or for other reasons adversely affect, potentially to a material extent, the revenue and profit we actually receive from orders projected in our backlog. If we were to experience significant cancellations of orders in our backlog, our financial condition could be significantly adversely affected.

Our dealerships are subject to substantial regulation that may adversely affect our profitability and significantly increase our costs in the future.

        A number of federal, state and local regulations affect our business of marketing, selling, financing and servicing heavy-duty trucks and construction equipment. We also are subject to laws and regulations relating to business corporations generally.

        Under the laws of states in which we currently operate or into which we may expand, we typically must obtain a license in order to establish, operate or relocate a dealership or operate a repair service, including dealer, sales, finance and insurance related licenses issued by state authorities. These laws also regulate our conduct of business, including our advertising, operating, financing, employment and sales practices. Other laws and regulations include state franchise laws and regulations and other extensive laws and regulations applicable to new and used motor vehicle dealers, as well as federal and state wage and hour, antidiscrimination and other employment practices laws. We are also subject to regulation by various federal and state agencies, including the United States Department of Transportation and various state motor vehicle regulatory agencies. We are subject to provisions of the National Traffic and Motor Vehicle Safety Act and the safety standards for trucks and components.

        Possible penalties for violation of any of these laws or regulations include revocation or suspension of our licenses and civil or criminal fines and penalties. In addition, many laws may give customers a private cause of action.

        Violation of these laws, costs of compliance with these laws, or changes in these laws could result in adverse financial consequences to us.

        The Texas Department of Transportation ("TDOT") has issued letters regarding some of our Texas franchise motor vehicle dealer licenses subjecting them to termination due to concerns regarding PACCAR's ownership of our common stock. PACCAR has sold all of its shares of our common stock in order to alleviate TDOT's concerns, and we believe that all of our Texas franchise motor vehicle dealer licenses will be renewed once TDOT makes a final decision with regard to this matter.

Our dealerships are subject to federal, state and local environmental regulations that may result in claims and liabilities, which could be material.

        We are subject to a wide range of federal, state and local environmental laws and regulations, including those governing discharges into the air and water; the operation and removal of underground and aboveground storage tanks; the use, handling, storage and disposal of hazardous substances and other materials; and the investigation and remediation of contamination. As with truck or construction equipment dealerships generally, and service, parts and body shop operations in particular, our business involves the use, storage, handling and contracting for recycling or disposal of hazardous materials or wastes and other environmentally sensitive materials. Operations involving the management of hazardous and nonhazardous materials are subject to requirements of the Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. Our business also involves the operation of storage tanks containing such materials. Storage tanks are subject to periodic testing, containment, upgrading and removal under RCRA and comparable statutes. Furthermore, investigation or remediation may be necessary in the event of leaks or other discharges from current or former underground or aboveground storage tanks. We may also have liability in connection with materials that were sent to third-party recycling, treatment, and or disposal facilities under the Comprehensive Environmental Response, Compensation and Liability Act, and comparable state statutes, which impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. Similar to many of our competitors, we have incurred and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations.

        Soil and groundwater contamination is known to exist at some of our current properties. Further, environmental laws and regulations are complex and subject to change. In addition, in connection with the acquisition of ATS and other acquisitions, it is possible that we will assume or become subject to new or unforeseen environmental costs or liabilities, some of which may be material. In connection with our dispositions, or prior dispositions made by companies we acquire, we may retain exposure for environmental costs and liabilities, some of which may be material. Compliance with current or amended, or new or more stringent, laws or regulations, stricter interpretations of existing laws or the future discovery of environmental conditions could require additional expenditures by us, and those expenditures could be material.

Risks Related to Our Common Stock

We are controlled by a single shareholder and his affiliates.

        Upon completion of this offering, W. Marvin Rush will own approximately 18.6% of our issued and outstanding shares of class A common stock and 36.5% of our issued and outstanding class B common stock. As a result of such ownership, Mr. Rush will have the power to effectively control the Company, including the election of directors, the determination of matters requiring shareholder approval and other matters pertaining to corporate governance. See "Principal Shareholders."

The class A common stock has limited voting power.

        Each share of class A common stock ranks substantially equal to each share of class B common stock with respect to receipt of any dividends or distributions declared on shares of common stock and the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation preference payments to holders of preferred shares. However, holders of class A common stock have 1/20th of one vote per share on all matters requiring a shareholder vote, while holders of class B common stock have one full vote per share.

Our agreements with PACCAR and our shareholder rights plan could discourage another company from acquiring us and impede our ability to issue additional stock to raise capital or as consideration for future acquisitions.

        A number of our dealership agreements impose restrictions on the sale and transfer of our common stock. These restrictions also may prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock. For example, under the PACCAR dealership agreements, except as may be otherwise approved from time to time by PACCAR, W. Marvin Rush and W. M. "Rusty" Rush and other of our executives, in the aggregate, are required to retain a control of at least 30% of the voting power of our outstanding shares and voting power equal or superior to that of any other person or group. To reduce the risk of a change of control that might materially adversely affect our business or our rights under our PACCAR dealership agreements, we have adopted a shareholder rights plan, commonly referred to as a "poison pill."

        In addition, W. Marvin Rush and members of his immediate family have granted PACCAR a right of first refusal to purchase their respective shares of common stock in the event that any of such individuals desire to transfer in excess of 100,000 shares in any 12-month period to any person other than an immediate family member, an associate or a Dealer Principal (as defined in the PACCAR dealership agreements). This right of first refusal, the number of shares owned by W. Marvin Rush, our adoption of the rights plan and the requirement in our dealership agreements that certain dealer principals retain a controlling interest in us, combined with the ability of the Board of Directors to issue shares of preferred stock without further vote or action by the shareholders, may discourage, delay or prevent a change in control of the Company without further action by the shareholders, which could adversely affect the market price of our common stock or prevent or delay a merger or acquisition that our shareholders may consider favorable. We do not have the right to waive the right of first refusal or the terms of our dealership agreements in order to accept a favorable offer, but our Board of Directors may redeem the rights under the rights plan to accept a favorable offer.

        Actions by our shareholders or prospective shareholders that would violate any of the above restrictions on our dealership agreements are generally outside our control. If we are unable to renegotiate these restrictions, we may be forced to terminate or sell one or more of our dealerships, which could have a material adverse effect on us. This may also inhibit our ability to acquire additional dealerships. These restrictions also may impede our ability to raise required capital or to issue our stock as consideration for future acquisitions.

The price of our common stock is subject to substantial fluctuation, which may be unrelated to our performance.

        The public market for our common stock has experienced significant price fluctuations. Factors such as fluctuations in our results of operations, conditions specific to the heavy-duty truck industry, earnings and other announcements by our competitors, conditions in securities markets in general and recommendations by securities analysts may cause the market price of our common stock to fluctuate in the future, perhaps substantially.

        In addition, in recent years the stock market has experienced significant price and volume fluctuations that, although often unrelated to our operating performance, have had a substantial effect on the market price of our common stock. Significant fluctuation in the prices of common stock have in recent years often led to class action lawsuits brought against companies. If any such lawsuits were brought against us, the lawsuit could require large expenditures by us for defending against the suit, divert management's attention from running our business, harm our reputation and otherwise have a material adverse effect on our business.

Shares eligible for future sale may cause the market price of our common stock to drop significantly.

        The potential for sales of substantial amounts of our common stock in the public market may have a material adverse effect on the market price of our common stock. After this offering we will have 14,834,024 shares of class A common stock and 7,543,944 shares of class B common stock outstanding. All shares are freely tradable except for shares held by persons deemed to be our "affiliates." Shares held by affiliates may only be resold pursuant to an effective registration statement or an exemption from registration, including in compliance with the volume, manner of sale, holding period (for restricted securities only) and other limitations of Rule 144 under the Securities Act of 1933.

        In addition to outstanding shares eligible for sale, 1,310,524 shares of our class A common stock and 788,590 shares of our class B common stock are issuable under currently outstanding stock options granted to our current and former directors, officers and employees. An additional 1,424,707 shares of class A common stock and 366,807 shares of class B common stock are reserved for issuance to directors and employees under our stock option plans. We have filed registration statements covering 4,900,000 shares of common stock reserved for issuance under our common stock plans.

        We cannot determine the impact on the market price of our common stock of these shares that are eligible for sale in the market. In addition, any of these sales, or the possibility that these sales may occur, could make it more difficult for us to sell our common stock in the future.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain statements concerning our future results and performance and other matters that are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties, and other factors that may cause our results or our industry's results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue" or the negative of such terms or other comparable terminology.

        Examples of other forward-looking statements contained or incorporated by reference in this prospectus include statements regarding:

  •
  anticipated benefits of our acquisitions, including our proposed acquisition of ATS;

  •
  our ability to integrate the operations, personnel and technologies of businesses we acquire, including ATS;

  •
  our expected revenues, gross margins, operating income, net income and cash flows;

  •
  future growth rates and margins for certain of our products and services;

  •
  the adequacy of our future liquidity and capital resources;

  •
  future demand for our products and services;

  •
  future heavy-duty truck industry fundamentals;

  •
  our beliefs regarding accounting estimates we make;

  •
  the result of pending or threatened disputes and other contingencies; and

  •
  our future acquisitions, including ATS, and levels of capital expenditures.

        These forward-looking statements reflect our best judgment about future events and trends based on the information currently available to us. Our results of operations can be affected by inaccurate assumptions we make, or by risks and uncertainties known or unknown to us. Therefore, we cannot guarantee the accuracy of the forward-looking statements. Actual events and results of operations may vary materially from our current expectations and assumptions.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform them to actual results.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the 7,250,000 shares of class A common stock by us will be approximately $74.4 million, or approximately $85.7 million if the underwriters exercise their over-allotment option in full, based on the assumed offering price of $11.00 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

        The net proceeds we receive from this offering will be used to pay a portion of the purchase price for the ATS acquisition. Completion of this offering is conditioned upon the completion of the ATS acquisition. The remaining portion of the purchase price of our ATS acquisition will be paid with $52.9 million from our new floor plan financing agreements and the incurrence of $14.1 million of long-term debt related to ATS's real estate assets. In addition, we will assume $2.7 million of ATS's liabilities in the acquisition. See "Planned Acquisition of ATS" for a description of that transaction.

CAPITALIZATION

        The following table shows our capitalization as of June 30, 2004:

  •
  on an actual basis; and

  •
  on a pro forma basis, to reflect:

  •
  the consummation of the ATS acquisition;

  •
  anticipated borrowings to fund a portion of the ATS acquisition; and

  •
  the sale by us of 7,250,000 shares of our class A common stock pursuant to this offering (assuming no exercise of the underwriters' over-allotment option) and application of the net proceeds to pay a portion of the purchase price for the ATS acquisition.

        You should read this table in conjunction with our financial statements and the notes to those financial statements included in or incorporated by reference into this prospectus, the Unaudited Pro Forma Financial Statements beginning on page 22, and the historical consolidated financial statements and the related notes of ATS beginning on page F-2.

	June 30, 2004
	Actual	Pro Forma
	(unaudited, in thousands)
Cash and cash equivalents	$33,977	$33,977

Current portion long-term debt	$22,655	$23,599
Advances outstanding under lines of credit	$17,560	$17,560
Long-term debt, net of current maturities	$64,930	$78,146

Total debt	$105,145	$119,305

Shareholders' equity:
Class A common stock, $0.01 par value; 40,000,000 shares authorized; 7,512,699 shares issued and outstanding; and 14,762,699 shares pro forma and as adjusted(1)	$75	$148
Class B common stock, a $0.01 par value; 10,000,000 shares authorized; 7,472,125 shares issued and outstanding(2)	$74	$74
Additional paid-in capital	$46,281	$120,572
Retained earnings	$55,512	$55,512

Total shareholders' equity	$101,942	$176,306

Total capitalization	$207,087	$295,611

(1)
Excludes (a) 2,735,231 shares of class A common stock reserved for issuance under our stock option and incentive plans and agreements, of which options to purchase 1,310,524 shares at an average exercise price of $5.32 were outstanding as of August 31, 2004; and (b) 1,087,500 shares of class A common stock that the underwriters have an option to purchase solely to cover over-allotments.

(2)
Excludes 1,155,397 shares of class B common stock reserved for issuance under our stock option and incentive plans and agreements, of which options to purchase 788,590 shares of class B common stock at an average exercise price of $3.95 were outstanding as of August 31, 2004.

PLANNED ACQUISITION OF ATS

        On September 15, 2004, we entered into an asset purchase agreement with ATS, its subsidiaries and its stockholders to acquire substantially all of the assets of ATS. A copy of the asset purchase agreement is available in our Current Report on Form 8-K filed on September 16, 2004. We expect to complete the ATS acquisition concurrently with the completion of this offering.

Transaction Structure

        We have agreed to pay a total of approximately $144.1 million to purchase ATS, subject to further purchase price adjustments. Approximately $74.4 million of the purchase price for ATS will be funded from the net proceeds of this offering, $52.9 million of the purchase price will be funded through our floor plan financing agreement and $14.1 million of the purchase price will be funded by incurrence of long-term debt related to certain ATS real estate assets. In addition, we will assume $2.7 million of ATS's liabilities in the acquisition.

        The completion of the ATS acquisition is subject to a number of conditions, including the absence of a material breach by either party of its respective representations or covenants contained in the purchase agreement, the absence of a material adverse effect on either party and the approval of PACCAR, Peterbilt Motors Company and PACCAR Leasing Company. In addition, the transaction will not close until the waiting period required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, has expired or been terminated.

        The parties have the right to terminate the ATS acquisition if it is not completed by June 30, 2005. We may also terminate the transaction if we are unable to satisfy our financing requirements to fund the purchase price for the acquisition.

Anticipated Benefits of ATS Acquisition

        We believe that the acquisition of ATS will provide us with several strategic benefits:

  •
  expansion of our dealership network into the Dallas/Fort Worth market, one of the largest markets in the United States for heavy-duty truck sales, and several other key geographic markets along the interstate highways routinely traveled by our existing customers;

  •
  expansion of our geographic presence in the southern United States, enabling us to more effectively serve our existing customers by providing additional locations for them to access our integrated dealer network, increasing our ability to pursue fleet sales and enhancing our parts and service sales to existing customers;

  •
  expansion of our customer base of independent owner-operator customers, with whom ATS has traditionally had strong relationships; and

  •
  addition of established sales personnel and other experienced employees.

ATS Business Overview

        ATS's Peterbilt dealerships serve Dallas, Fort Worth, Abilene and Tyler, Texas; Birmingham, Alabama; Nashville, Tennessee and Louisville, Kentucky. The dealerships sell new and used heavy-duty trucks and offer substantially the same services as our Rush Truck Centers. Revenues for ATS were $262.9 million for the period ended December 31, 2003 and $188.7 million for the six month period ended June 30, 2004. Pretax income for ATS was $4.1 million for the year ended December 31, 2003 and $5.7 million for the six months ended June 30, 2004.

        New and Used Truck Sales.    ATS sells new Peterbilt Class 8 heavy-duty trucks, new Peterbilt Class 6 and 7 medium-duty trucks and used heavy-duty trucks manufactured by Peterbilt and other major truck suppliers. In 2003, new and used truck sales accounted for $205.4 million, or 78.1%, of ATS's total revenues.

        Parts and Service.    ATS is the sole authorized Peterbilt parts and accessories supplier in each of the geographic territories that it serves. It carries a full line of Peterbilt and other truck parts and accessories in inventory. ATS operates fully equipped service and body shop facilities at five of its locations. Parts and service accounted for $54.4 million, or 20.7%, of ATS's total revenues in 2003.

        Finance and Leasing.    ATS offers its clients third party financing through PACCAR Financial. It also leases Peterbilt trucks to third-party freight carriers at its Nashville dealership under the PacLease trade name. Income from finance and leasing, net accounted for $3.0 million, or 1.2%, of ATS's total revenues in 2003.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following tables present our unaudited pro forma consolidated balance sheet as of June 30, 2004 and unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 and the six month period ended June 30, 2004. The unaudited pro forma consolidated financial data presented below has been derived from the following, which are included elsewhere in this prospectus or incorporated by reference: (1) our audited consolidated financial statements and accompanying notes; (2) the separate audited financial statements and accompanying notes of ATS for the year ended December 31, 2003; and (3) Rush's and ATS's unaudited consolidated financial statements for the six month period ended June 30, 2004. The unaudited pro forma consolidated financial data has been prepared for illustrative purposes only and does not purport to represent what our results of operations or financial condition would actually have been had the transactions described below in fact occurred as of the dates specified. In addition, the unaudited pro forma consolidated financial data does not purport to project our results of operations or financial condition as of any date or for any future period.

        The unaudited pro forma consolidated balance sheet as of June 30, 2004 gives effect to the following events as if they were consummated on June 30, 2004:

  •
  our acquisition of substantially all of the assets of ATS;

  •
  our issuance and sale of approximately $79.8 million in class A common stock in this offering;

  •
  our incurrence of indebtedness to finance the balance of the ATS acquisition, consisting of $52.9 million of borrowings under our floor plan financing agreement and $14.1 million of long-term debt to finance certain ATS real estate assets; and

  •
  our assumption of $2.7 million of ATS's liabilities in the acquisition.

        The unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and for the six month period ended June 30, 2004 give pro forma effect to these events as if they were consummated on January 1, 2003.

        The ATS acquisition will be accounted for using the purchase method of accounting. Under the purchase method of accounting, the cash payment of the estimated aggregate purchase price for ATS (including transaction fees and expenses) will be allocated to the tangible assets, identifiable intangible assets and liabilities of ATS, based upon their respective fair values. The allocation of the purchase price, useful lives assigned to assets and other adjustments made to the unaudited pro forma consolidated financial data are based upon available information and certain preliminary assumptions that we believe are reasonable under the circumstances. We have not yet completed the fair market value allocation to the specific assets and liabilities of ATS. Consequently, the final amounts allocated and the related useful lives could differ from those reflected in the unaudited pro forma consolidated financial data and the effects of any such difference could be material. The acquisition of ATS is subject to certain conditions, including the successful completion of this offering.

        The unaudited pro forma consolidated financial data should be read in conjunction with the following, which are included elsewhere in this prospectus or incorporated by reference herein: (1) our historical consolidated financial statements and accompanying notes, (2) "Management's Discussion and Analysis of Financial Condition and Results of Operations," and (3) the separate historical financial statements and accompanying notes of ATS.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2004

	Rush	ATS	Consolidated	Pro Forma Adjustments		Pro Forma Consolidated Balance Sheet
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$33,977	$11,113	$45,090	$(11,113 74,364 52,915 14,160 (141,439	)(1) (2) (3) (3) )(3)	$33,977
Accounts receivable, net	38,399	19,310	57,709	(19,310	)(1)	38,399
Inventories	135,878	59,504	195,382			195,382
Prepaid expenses and other	1,591	1,212	2,803			2,803
Assets held for sale	9,060	0	9,060			9,060
Notes receivable		271	271			271
Deferred income taxes	2,790	0	2,790	1,077	(4)	3,867

Total current assets	221,695	91,410	313,105	(29,346)		283,759
PROPERTY AND EQUIPMENT, net	120,862	28,401	149,263	(3,793 4,774	)(1) (3)	150,244
OTHER ASSETS:
Receivables from affiliates, net		15,490	15,490	(15,490	)(5)	0
Notes receivable, net of current portion		759	759			759
Other, net	44,440	5,306	49,746	(4,221 51,919	)(1) (3)	97,444

Total other assets	44,440	21,555	65,995	32,208		98,203

Total assets	$386,997	$141,366	$528,363	$3,843		$532,206

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Floor plan notes payable	$117,865	$68,699	$186,564	$(68,699 52,915	)(1) (3)	$170,780
Current maturities of long-term debt	22,655	5,420	28,075	(5,420 944	)(1) (3)	23,599
Advanced outstanding under lines of credit	17,560	0	17,560			17,560
Trade accounts payable	16,332	3,275	19,607	(3,275	)(1)	16,332
Accrued expenses	28,200	5,842	34,042	(3,149	)(1)	30,893
Income taxes payable (refundable)		(20)	(20)	20	(1)	0

Total current liabilities	202,612	83,216	285,828	(26,664)		259,164
LONG-TERM DEBT, net of current maturities	64,930	21,806	86,736	(21,806 13,216	)(1) (3)	78,146
DEFERRED INCOME TAXES, net	17,513	0	17,513	1,077	(4)	18,590
OTHER LIABILITIES	0	1,106	1,106	(1,106	)(1)	0
SHAREHOLDERS' EQUITY
Common Stock	149	103	252	(103 73	)(1) (2)	222
Additional paid in capital	46,281	4,578	50,859	(4,578 74,291	)(1) (2)	120,572
Treasury stock	0	(1,074)	(1,074)	1,074	(1)	0
Retained earnings	55,512	31,631	87,143	(31,631	)(1)	55,512

Total shareholders' equity	101,942	35,238	137,180	39,126		176,306

Total liabilities and shareholders' equity	$386,997	$141,366	$528,363	$3,843		$532,206

(1)
In accordance with the terms of the asset purchase agreement between Rush and ATS, Rush is not acquiring all or a portion of the asset, assuming the liability or retaining the equity represented in the applicable line items from ATS.

(2)
Records the proceeds, and additions to common stock and additional paid in capital, net of financing costs of $5.4 million, from our issuance and sale of approximately $79.8 million in class A common stock in this offering.

(3)
Reflects the cash payment and the allocation of the estimated aggregate purchase price of ATS.

Cash paid from proceeds of this offering and existing cash of Rush	$89,854
Cash proceeds received from ATS from the repayment of receivable from affiliates (see note 5 below)	$(15,490)
Cash paid from proceeds of floor plan notes payable	52,915
Cash paid from proceeds of long-term debt, including current portion of $931	14,160

Total cash consideration paid to ATS	141,439
Reserve for repossession losses, interest charge backs and accrued vacation, that are included in ATS's Accrued expenses, and are being assumed from ATS by Rush	2,693

Total purchase price	$144,132

Preliminary Allocation of Purchase Price:
Inventories	$59,504
Prepaid expenses and other	1,212
Notes receivable	271
Property and equipment, net—at ATS's basis	24,608
Step-up in basis of ATS's property and equipment, net	4,774
Notes receivable, net of current portion	759
Other assets, net	1,085
Goodwill	51,919

$144,132

(4)
Records a deferred tax asset and deferred tax liability related to different accounting treatment for book and tax purposes of the liabilities assumed from ATS. The amount is calculated as follows:

Reserve for repossession losses, interest charge backs and accrued vacation, that are included in ATS's Accrued expenses, and are being assumed from ATS by Rush	$2,693
Company's effective tax rate	40%

$1,077

(5)
Records proceeds paid by ATS affiliates to Rush for repayment of the receivable from such affiliates, net. This receivable is being purchased by Rush and then immediately repaid by ATS affiliates in accordance with the asset purchase agreement.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2003

	Rush	ATS	Combined	Pro Forma Adjustments		Pro Forma Statement of Operations
REVENUES:
New and used truck sales	$501,757	$205,424	$707,181			$707,181
Parts and sales	249,818	54,439	304,257			304,257
Construction equipment sales	28,263	0	28,263			28,263
Lease and rental	25,847	384	26,231			26,231
Finance and Insurance	6,286	2,651	8,937			8,937
Other	3,361	0	3,361			3,361

Total revenues	815,332	262,898	1,078,230			1,078,230
COST OF PRODUCTS SOLD	662,082	225,487	887,569			887,569

GROSS PROFIT	153,250	37,411	190,661			190,661
SELLING, GENERAL AND ADMINISTRATIVE	124,207	30,172	154,379	(2,798	)(1)	151,581
DEPRECIATION	8,929	3,006	11,935	85 (84	(2) )(3)	11,936

OPERATING INCOME	20,114	4,233	24,347	2,797		27,144
INTEREST EXPENSE, NET	6,348	125	6,473	(653 814	)(4) (5)	6,634
GAIN ON SALE OF ASSETS	1,984	0	1,984			1,984
OTHER INCOME (EXPENSE)	0	(17)	(17)			(17)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	15,750	4,091	19,841	2,636		22,477
INCOME TAX PROVISION (BENEFIT)	6,300	(239)	6,061	2,930	(6)	8,991

INCOME FROM CONTINUING OPERATIONS	9,450	4,330	13,780	(294)		13,486
LOSS FROM DISCONTINUED OPERATIONS, NET	(621)		(621)			(621)

NET INCOME	$8,829	$4,330	$13,159	$(294)		$12,865

EARNINGS PER COMMON SHARE—BASIC
Income from continuing operations	$0.67					$0.63
Net income	$0.63					$0.60
EARNINGS PER COMMON SHARE—DILUTED
Income from continuing operations	$0.63					$0.61
Net income	$0.59					$0.58
SHARES OUTSTANDING
Basic	14,042			7,250	(7)	21,292
Diluted	15,024			7,250	(7)	22,274

(1)
Represents salaries and personal expenses of the owners of ATS currently paid by ATS. As a result of the acquisition, the positions of the owners of ATS will be eliminated and the owners of ATS will not be employed by Rush.

(2)
Represents $3.3 million step-up in buildings and improvements divided by its 39 year useful life. The remaining step-up of $1.5 million in Property and Equipment, net on the Unaudited Pro Forma Consolidated Balance Sheet, is related to non-depreciable land.

(3)
Represents add back of depreciation expense on vehicles retained by ATS.

(4)
Represents interest savings from decreased levels of indebtedness calculated as follows:

Reduction in debt per the pro forma balance sheet	$13,066
ATS's incremental borrowing rate	5.00%

Annual interest savings	$653

(5)
Represents interest income, that has been netted against interest expense in the financial statements of ATS, related to the receivable from ATS affiliates that is being paid off on the date of the acquisition.

(6)
Reflects an adjustment to record income tax expense on ATS's pretax income from continuing operations and for the effects of the pro forma adjustments using Rush's effective tax rate of 40%. Calculated as follows:

ATS's December 31, 2003 pretax income from continuing operations before income taxes	$4,091
Net effect of pro forma adjustments on income from continuing operations before income taxes	2,636

Pro forma income from continuing operations before income taxes	6,727
Rush effective tax rate	40%

ATS's income tax provision at Rush's effective tax rate	2,691
Add ATS's December 31, 2003 income tax benefit	239

Pro forma adjustment to increase provision for income taxes	$2,930

(7)
Records the additional shares outstanding from our issuance and sale of 7,250,000 shares of our class A common stock in this offering at a price of $11.00 per share.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004

	Rush	ATS	Consolidated	Pro Forma Adjustments		Pro Forma Statement of Operations
REVENUES:
New and used truck sales	$323,724	$155,678	$479,402			$479,402
Parts and sales	139,333	29,478	168,811			168,811
Construction equipment sales	15,378	0	15,378			15,378
Lease and rental	13,476	2,199	15,675			15,675
Finance and Insurance	3,781	1,310	5,091			5,091
Other	1,371	0	1,371			1,371

Total revenues	497,063	188,665	685,728			685,728
COST OF PRODUCTS SOLD	410,242	164,490	574,732			574,732

GROSS PROFIT	86,821	24,175	110,996			110,996
SELLING, GENERAL AND ADMINISTRATIVE	69,587	16,161	85,748	(1,284	)(1)	84,464
DEPRECIATION	4,476	1,926	6,402	42 (22	(2) )(3)	6,422

OPERATING INCOME	12,758	6,088	18,846	1,264		20,110
INTEREST EXPENSE, NET	2,906	848	3,754	(327 425	)(4) (5)	3,852
GAIN ON SALE OF ASSETS	459	0	459			459
OTHER INCOME (EXPENSE)	0	459	459			459

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	10,311	5,699	16,010	1,166		17,176
INCOME TAX PROVISION (BENEFIT)	4,125	91	4,216	2,655	(6)	6,871

INCOME FROM CONTINUING OPERATIONS	6,186	5,608	11,794	(1,489)		10,305
INCOME FROM DISCONTINUED OPERATIONS, NET	97	0	97			97

NET INCOME	$6,283	$5,608	$11,891	$(1,489)		$10,402

EARNINGS PER COMMON SHARE—BASIC
Income from continuing operations	$0.43					$0.48
Net income	$0.44					$0.48
EARNINGS PER COMMON SHARE—DILUTED
Income from continuing operations	$0.39					$0.45
Net income	$0.40					$0.45
SHARES OUTSTANDING
Basic	14,428			7,250	(7)	21,678
Diluted	15,802			7,250	(7)	23,052

(1)
Represents salaries and personal expenses of the owners of ATS currently paid by ATS. As a result of the acquisition, the positions of the owners of ATS will be eliminated and the owners of ATS will not be employed by Rush.

(2)
Represents $3.3 million step-up in buildings and improvements divided by its 39 year useful life multiplied by 50% for half of year. The remaining step-up of $1.5 million in Property and Equipment, net on the Unaudited Pro Forma Consolidated Balance Sheet, is related to non-depreciable land.

(3)
Represents add back of depreciation expense on vehicles retained by ATS.

(4)
Represents interest savings from decreased levels of indebtedness calculated as follows:

Reduction in debt per the pro forma balance sheet	$13,066
ATS's incremental borrowing rate	5.00%

Annual interest savings	653
50%

Interest savings for the six month period ended June, 30, 2004	$327

(5)
Represents interest income, that has been netted against interest expense in the financial statements of ATS, related to the receivable from affiliate that is being paid off on the day of the transaction.

(6)
Reflects an adjustment to record income tax expense on ATS's pretax income from continuing operations and for the effects of the pro forma adjustments using Rush's effective tax rate of 40%. Calculated as follows:

ATS's June 30, 2004 pretax income from continuing operations before income taxes	$5,699
Net effect of pro forma adjustments on income from continuing operations before income taxes	1,166

Pro forma income from continuing operations before income taxes	6,865
Rush effective tax rate	40%

ATS's income tax provision at Rush's effective tax rate	2,746
Subtract ATS's June 30, 2004 income tax expense	(91)

Pro forma adjustment to increase provision for income taxes	$2,655

(7)
Records the additional shares outstanding from our issuance and sale of 7,250,000 shares of our class A common stock in this offering at a price of $11.00 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis in conjunction with the information set forth under "Selected Historical Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other nonhistorical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors" and "Cautionary Notice Regarding Forward-Looking Statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements. The following discussion reflects our historical results of operations and does not reflect our proposed acquisition of ATS.

Company Overview

General

        We are a full-service, integrated retailer of premium transportation and construction equipment and related services. As the leading supplier of Peterbilt trucks, we sold approximately 20.3% of all the new Peterbilt trucks sold in the United States in 2003. In 1997, we acquired our first John Deere construction equipment dealership in Houston, Texas and are the major supplier of John Deere construction equipment in that market. Through our strategically located network of Rush Truck Centers and our Rush Equipment Center, we provide one-stop service for the needs of our customers, including retail sales of new and used transportation and construction equipment, as well as aftermarket parts sales, service and repair facilities and financing, leasing and rental, and insurance services.

        Our Rush Truck Centers are principally located in high traffic areas throughout the southern United States. We provide leasing and rental services through our Rush Leasing and Rental Division at our one-stop Rush Truck Centers and our Rush Equipment Center. Retail financing of trucks and construction equipment, as well as a line of insurance products, are arranged through our Rush Financial and Insurance Division.

        Our business strategy consists of providing our customers with competitively priced products supported with timely and reliable service through our integrated dealer network. We intend to continue to implement our business strategy, reinforce customer loyalty and remain a market leader by continuing to develop our Rush Truck Centers and Rush Equipment Center as we extend our geographic focus through strategic acquisitions of new locations and expansions of our existing facilities.

        All of our business operations are currently conducted through four separate divisions: the Rush Truck Center Division, the Rush Equipment Center Division, the Rush Leasing and Rental Division, and the Rush Financial and Insurance Division.

        Rush Truck Center Division.    Since commencing operations as a Peterbilt heavy-duty truck dealer over 38 years ago, we have grown to operate Rush Truck Centers, which primarily sell new Class 8 Peterbilt trucks, at 37 locations in the states of Texas, Colorado, Oklahoma, California, Arizona, Florida, Alabama and New Mexico. Our Rush Truck Centers are strategically located to take advantage of increased cross-border traffic between the United States and Mexico resulting from implementation of NAFTA in 1994. During 2003, our Rush Truck Center Division accounted for approximately $734.8 million, or 90.1%, of our total revenues.

        Rush Equipment Center Division.    Since commencing operations as a John Deere dealer in 1997, we had grown to operate six Rush Equipment Centers in Texas and Michigan. We sold our five Michigan construction equipment dealerships in 2002, recording a net loss from discontinued

operations of $3.3 million. Our Rush Equipment Center in Houston, Texas, provides a full line of construction equipment for light to medium sized applications, including John Deere backhoe loaders, hydraulic excavators, crawler-dozers and four-wheel drive loaders. During 2003, our Texas store accounted for approximately $40.6 million, or 5.0%, of our total revenues.

        Rush Leasing and Rental Division.    We provide a broad line of product selections for lease or rent, including Class 8, Class 7 and Class 6 Peterbilt trucks, and a full array of John Deere construction equipment products, including a variety of construction equipment trailers and heavy-duty cranes. Our lease and rental fleets are offered primarily through our Rush Truck Centers and Rush Equipment Center on a daily, monthly or long-term basis. During 2003, our Rush Leasing and Rental Division accounted for approximately $33.7 million, or 4.1%, of our total revenues.

        Rush Financial and Insurance Division.    We offer third-party financing to assist customers in purchasing new and used trucks and construction equipment. Additionally, we sell a complete line of property and casualty insurance, including collision and liability insurance on trucks, cargo insurance and credit life insurance. During 2003, our Rush Financial and Insurance Division accounted for approximately $6.3 million, or 0.8%, of our total revenues.

Critical Accounting Policies

        The Company's discussion and analysis of its financial condition and results of operations are based on the Company's consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes the following accounting policies, which are described in Note 2 of Notes to Consolidated Financial Statements, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

        Inventories.    Inventories are stated at the lower of cost or market value. Cost is determined by specific identification for new and used truck and construction equipment inventory and by the first-in, first-out method for tires, parts and accessories. An allowance is provided when it is anticipated that cost will exceed net realizable value.

        Other Assets.    Other assets consist primarily of goodwill related to acquisitions and other intangible assets. As stated in Note 2, Financial Accounting Standards Board Statement No. 142 ("SFAS 142") provides that goodwill and other intangible assets that have indefinite useful lives will not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should continue to be amortized over their useful lives. SFAS 142 also provides specific guidance for testing goodwill and other nonamortized intangible assets for impairment. SFAS 142 requires management to make certain estimates and assumptions in order to allocate goodwill to reporting units and to determine the fair value of a reporting unit's net assets and liabilities, including, among other things, an assessment of market condition, projected cash flows, interest rates and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. SFAS 142 requires, in lieu of amortization, an annual impairment review of goodwill. The impact of adopting SFAS 142, effective January 1, 2002, resulted in the cessation of goodwill amortization, which would have approximated $1.2 million of pretax amortization expense from continuing operations during 2002 and $1.4 million of pretax amortization expense from continuing operations during 2003. The Company did not record an impairment charge related to the goodwill for its continuing operations as a result of its December 31, 2003 impairment review. The Company did, however, record an impairment of goodwill related to its discontinued operations at December 31, 2002 (see Note 3). Furthermore, SFAS 142 exposes the Company to the possibility that changes in market conditions could result in significant impairment charges in the future, thus resulting in a potential increase in earnings volatility.

        Revenue Recognition Policies.    Income on the sale of a vehicle or a piece of construction equipment (a "unit") is recognized when the customer executes a purchase contract with us, a unit has been delivered to the customer and there are no significant uncertainties related to financing or collectibility. Lease and rental income is recognized over the period of the related lease or rental agreement. Parts and service revenue is earned at the time the Company sells the parts to its customers or at the time the Company completes the service work order related to service provided to the customer's unit. Payments received on prepaid maintenance plans are deferred as a component of accrued expenses and recognized as income when the maintenance is performed.

        Finance and Insurance Revenue Recognition.    Finance income related to the sale of a unit is recognized over the period of the respective finance contract, based on the effective interest rate method, if the finance contract is retained by the Company. During 2001, 2002 and 2003, no finance contracts were retained for any significant length of time by the Company but were generally sold to certain finance companies concurrent with the sale of the related unit. The majority of finance contracts are sold without recourse. The Company's liability related to finance contracts sold with recourse is generally limited to 5% to 20% of the outstanding amount of each note initiated on behalf of the finance company. However, the Company recently instituted a full recourse finance program that accepts 100% liability, with some restrictions, of the outstanding amount of each note initiated on behalf of the finance company. In order for a contract to be accepted into this full recourse finance program, a customer must meet strict credit requirements or maintain a significant equity position in the truck being financed, therefore, the Company does not expect to finance a significant percentage of its truck sales under this full recourse finance program.

        The Company arranges financing for customers through various financial institutions and receives a commission from the lender equal to the difference between the interest rates charged to customers over the predetermined interest rates set by the financing institution. The Company also receives commissions from the sale of various insurance products to customers and extended service contracts. Revenue is recognized by the Company upon the sale of such finance and insurance contracts to the finance and insurance companies, net of a provision for estimated repossession losses and interest charge backs. The Company is not the obligor under any of these contracts. In the case of finance contracts, a customer may prepay, or fail to pay, thereby terminating the contract. If the customer terminates a retail finance contract or other insurance product prior to scheduled maturity, a portion of these fees may be charged back to the Company based on the relevant terms of the contracts. The estimate of ultimate charge back exposure is based on the Company's historical charge back expense arising from similar contracts, including the impact of refinance and default rates on retail finance contracts and cancellation rates on other insurance products. The actual amount of historical charge backs has not been significantly different than the Company's estimates.

Results of Operations

        The following discussion and analysis includes the Company's historical results of operations for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004.

        The following table sets forth for the periods indicated certain financial data as a percentage of total revenues:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2004	2003
New and used truck sales	63.4%	64.5%	61.5%	65.1%	57.5%
Parts and service	27.3	28.0	30.6	28.0	33.8
Construction equipment sales	4.6	3.2	3.5	3.1	4.0
Lease and rental	3.6	3.3	3.2	2.7	3.5
Finance and insurance	0.7	0.7	0.8	0.8	0.8
Other	0.4	0.3	0.4	0.3	0.4

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of products sold	81.3	81.3	81.2	82.5	79.5

Gross profit	18.7	18.7	18.8	17.5	20.5
Selling, general and administrative	14.7	14.8	15.2	14.0	17.0
Depreciation and amortization	1.3	1.1	1.1	0.9	1.3

Operating income from continuing operations	2.7	2.8	2.5	2.6	2.2
Interest expense, net	1.3	0.9	0.8	0.6	0.8
Gain on sale of assets	0.1	—	0.2	0.1	0.1

Income before income taxes from continuing operations	1.5	1.9	1.9	2.1	1.5
Income taxes	0.6	0.8	0.8	0.8	0.6

Income from continuing operations	0.9	1.1	1.1	1.3	0.9
(Loss) from discontinued operations, net of taxes	(0.4)	(1.3)	(0.1)	0.0	(0.2)

Net income (loss)	0.5%	(0.2)%	1.0%	1.3%	0.7%

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

Revenues

        Revenues increased $144.2 million, or 40.9%, from $352.9 million in the first six months of 2003 to $497.1 million in the first six months of 2004. Sales of new and used trucks increased $120.9 million, or 59.6%, from $202.8 million in the first six months of 2003 to $323.7 million in the first six months of 2004.

        Unit sales of new Class 8 trucks increased 63.9%, from 1,392 units in the first six months of 2003 to 2,282 units in the first six months of 2004. The increase in Class 8 unit sales is being driven by the industry's need to replace aging equipment after three consecutive years of U.S. truck sales lagging behind the normal replacement cycle. A.C.T. Research Co., LLC ("A.C.T. Research"), a heavy-duty truck industry data and forecasting services provider, estimates that deliveries of Class 8 trucks in the United States will increase from approximately 145,000 in 2003 to approximately 199,400 in 2004. In 2003, the Company retained a 2.5% share of the Class 8 truck sales market in the United States. The Company expects to maintain this share in 2004, which would result in the sale of approximately 5,000 Class 8 trucks based on the number of U.S. deliveries estimated by A.C.T. Research.

        Unit sales of new medium-duty trucks increased 109.9%, from 362 units in the first six months of 2003 to 760 units in the first six months of 2004. The Company has made a concerted effort to improve its medium-duty truck sales by adding experienced medium-duty sales personnel and introducing new medium-duty franchises in the Class 4 through 6 truck markets to complement its existing Peterbilt medium-duty line, which consists primarily of Class 7 trucks. Class 4 through 6 unit truck sales accounted for 57% of our total medium-duty truck sales in the first six months of 2004 compared to 32% in the first six months of 2003. The average sales price for Class 4 through 6 trucks during the first six months of 2004 was $40,900 compared to an average sales price of $65,800 for the Peterbilt medium-duty model. The increase in sales of lower priced medium-duty trucks resulted in a 13.3% decrease in the average sales price for all medium-duty trucks in the first six months of 2004 compared to the first six months of 2003. However, new medium-duty truck sales revenue increased approximately $17.7 million in the first six months of 2004 compared to the first six months of 2003. In 2004, the Company expects to continue to add medium-duty franchises to certain dealerships and increase its medium-duty sales and market share compared to 2003.

        Unit sales of used trucks increased 28.5%, from 1,107 units in the first six months of 2003 to 1,422 units in the first six months of 2004. Used truck average revenue per unit increased by 4.0%. Historically, used truck demand is consistent with new truck demand. The Company expects used truck demand to remain high, however, our sales will depend on the availability of used trucks.

        Parts and service sales increased $20.2 million, or 17.0%, from $119.1 million in the first six months of 2003 to $139.3 million in the first six months of 2004. Same store parts and service sales, which exclude the first six months of 2003 sales for Bossier City, Louisiana, January 2004 for the Florida stores and January through March 2004 for the Mobile store, increased approximately $20.7 million, or 17.9%, in the first six months of 2004 compared to the first six months of 2003. The increase in parts and service sales is due to a combination of business development, price increases for parts and labor, extension of our business hours and expansion of capacity achieved by adding service bays and technicians to certain locations. This growth rate over the prior year's period is consistent with the Company's expectations for parts and service revenue growth for the remainder of 2004.

        Sales of new and used construction equipment increased $1.2 million, or 8.5%, from $14.2 million in the first six months of 2003 to $15.4 million in the first six months of 2004. Revenue generated from the sale of new construction equipment units increased 11.6% in the first six months of 2004 compared to the first six months of 2003. Revenue generated from the sale of used construction equipment units decreased approximately 14.2% in the first six months of 2004 compared to the first six months of 2003. According to John Deere, our market share in the Houston area construction equipment market has increased from 17.2% in the first six months of 2003 to 18.5% in the first six months of 2004.

        Lease and rental revenues increased $1.1 million, or 8.9%, from $12.4 million in the first six months of 2003 to $13.5 million in the first six months of 2004. This increase is due to additional leasing and rental units placed in service and is consistent with the Company's expectations for lease and rental revenue for 2004.

        Finance and insurance revenues increased $0.9 million, or 31.0%, from $2.9 million in the first six months of 2003 to $3.8 million in the first six months of 2004. The Company expects finance and insurance revenues to continue to increase as demand for new and used trucks increases. Finance and insurance revenues have limited direct costs and, therefore, contribute a disproportionate share of operating profits.

Gross Profit

        Gross profit increased $14.4 million, or 19.9%, from $72.4 million in the first six months of 2003 to $86.8 million in the first six months of 2004. Gross profit as a percentage of sales decreased from 20.5% in the first six months of 2003 to 17.5% in the first six months of 2004. This decrease is primarily a result of a change in our product mix. Truck sales, a lower margin revenue item, increased as a percentage of total revenue from 57.5% in the first six months of 2003 to 65.1% in the first six months of 2004. Parts and service revenue, a higher margin revenue item, decreased as a percentage of total revenue from 33.7% in the first six months of 2003 to 28.0% in the first six months of 2004.

        Gross margins on Class 8 truck sales, exclusive of manufacturer incentives, were down slightly from 4.6% in the first six months of 2003 to 4.3% in the first six months of 2004. Given the increasing demand for Class 8 trucks coupled with the expected increase in purchases from owner operators that historically have rendered higher gross margins than fleet sales, the Company expects gross margins from Class 8 truck sales to strengthen in the remainder of 2004 and to exceed those achieved in 2003.

        Gross margins, exclusive of manufacturer incentives, on medium-duty truck sales slightly decreased from 4.9% in the first six months of 2003 to 4.8% in the first six months of 2004. Gross margins on Class 4 through 6 truck models were approximately 3.1% in the first six months of 2004 compared to a gross margin of 6.2% of the Peterbilt medium-duty model. Class 4 through 6 models accounted for 431 units in the first six months of 2004 compared to 117 units in the first six months of 2003. Sales of Class 4 through 6 models will continue to grow significantly as a percentage of total medium-duty sales.

        Gross margins on used truck sales increased from 7.1% in the first six months of 2003 to 7.6% in the first six months of 2004. The challenge for the remainder of 2004 is procuring quality used trucks at an acceptable price in a market where demand is exceeding supply. The Company believes it will be able to continue to achieve its historical 7% to 8% margins in the used truck sales market for the remainder of 2004.

        Gross margins from the Company's parts, service and body shop operations decreased from 37.6% in the first six months of 2003 to 36.4% in the first six months of 2004. There are various reasons for this decrease, including nonproprietary parts sales becoming a larger percentage of the Company's overall parts sales and competitive pricing pressures from providers of nonproprietary parts. Historically, gross margins on nonproprietary parts are approximately 40% to 50% lower than gross margins on proprietary parts. Additionally, the Company has increased preventative maintenance services that are provided at lower margins than traditional repair work, and has selectively provided discounted labor rates to garner additional sales both at our dealership locations and at off-site customer locations. Gross profit dollars for the parts, service and body shop departments increased from $41.8 million in the first six months of 2003 to $47.6 million in the first six months of 2004.

        Gross margins on new and used construction equipment sales increased from 9.4% in the first six months of 2003 to 11.5% in the first six months of 2004. The Company expects 2004 gross margins to remain in a range of 9.5% to 11.5%, depending on the product mix, and for overall gross profit growth to be directly correlated to sales growth.

        Gross profit generated from lease and rental sales decreased slightly from approximately 26.2% in the first six months of 2003 to 26.6% in the first six months of 2004. The Company's policy is to aggressively depreciate its lease and rental fleet. This policy results in the Company realizing small operating profits while the unit is in service and a corresponding larger gain on sale when the unit is sold at the end of the lease term. The Company expects to maintain gross margins of approximately 26.0% to 28.0% through the remainder of 2004 and for overall gross profit growth to be directly correlated to increases in lease and rental sales.

        The increase in finance and insurance revenues and other income, as described above, has limited direct costs and, therefore, contributes a disproportionate share of gross profit.

Selling, General and Administrative Expenses

        Selling, general and administrative ("SG&A") expenses increased $9.7 million, or 16.2%, from $59.9 million in the first six months of 2003 to $69.6 million in the first six months of 2004. The majority of the increase is related to increased salary expense, increased expense related to facility expansion and increased commissions corresponding to the increase in sales and gross profit. SG&A expenses as a percentage of sales decreased from 17.0% in the first six months of 2003 to 14.0% in the first six months of 2004. SG&A expenses as a percentage of sales have historically ranged from 11.0%

to 16.0%. The Company expects SG&A expenses as a percentage of sales to remain at the lower end of this range while the demand for trucks remains high. The Company's management continually monitors SG&A expenses.

Interest Expense

        Net interest expense decreased $0.1 million from $3.0 million in the first six months of 2003 to $2.9 million in the first six months of 2004.

Gain on Sale of Assets

        Gain on sale of assets increased $0.2 million, from $0.3 million in the first six months of 2003 to $0.5 million in the first six months of 2004. The gain in 2004 is primarily related to the replacement of fixed assets used in the operation of the business and the sale of real estate holdings.

Income from Continuing Operations Before Income Taxes

        Income from continuing operations before income taxes increased $5.0 million, or 94.3%, from $5.3 million in the first six months of 2003 to $10.3 million in the first six months of 2004.

Income Taxes from Continuing Operations

        Income taxes from continuing operations increased $2.0 million, or 95.2%, from $2.1 million in the first six months of 2003 to $4.1 million in the first six months of 2004. The Company has provided for taxes at a 40% effective rate.

Gain (Loss) from Discontinued Operations, Net of Income Taxes

        Loss from discontinued operations net of income taxes decreased from approximately ($647,000) in the first six months of 2003 to a gain of approximately $97,000 in the first six months of 2004. The loss recorded during 2003 is equal to net operating results of the D&D Farm and Ranch Supermarket ("D&D") in Seguin, Texas, and included costs of $983,000 related to the liquidation of D&D's Hockley, Texas store. The gain recorded during 2004 includes net operating results of D&D of approximately $97,000. The Company expects to sell D&D by December 31, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

        Revenues increased $58.2 million, or 7.7%, from $757.1 million in 2002 to $815.3 million in 2003. Sales of new and used trucks increased $13.3 million, or 2.7%, from $488.5 million in 2002 to $501.8 million in 2003.

        Unit sales of new Class 8 trucks decreased 9.6%, from 4,022 units in 2002 to 3,636 units in 2003. The decline in new Class 8 truck sales was primarily due to the pre-buy experienced during the last half of 2002 caused by emission law changes that became effective October 1, 2002 and the buying cycle of one of the Company's major fleet customers, who made a significantly larger purchase in 2002 than in 2003. The Company's average sales price per Class 8 truck increased by 7.5% in 2003 compared to 2002. This increase is directly related to the increased engine costs that resulted from the new emission laws. Based on estimates from A.C.T. Research, the Company believes that the deliveries of Class 8 trucks will increase in 2004 to approximately 199,400. In 2003, the Company retained a 2.5% share of the Class 8 truck sales market in the United States. The Company expects to maintain this share in 2004, which would result in the sale of approximately 5,000 Class 8 trucks based on the number of U.S. deliveries estimated by A.C.T. Research.

        Unit sales of new medium-duty trucks increased 29.4%, from 695 units in 2002 to 899 units in 2003. In 2003, the Company made a concerted effort to improve its medium-duty truck sales by adding experienced medium-duty sales personnel, and introducing new medium-duty franchises to complement our existing Peterbilt medium-duty line. As a result of these actions, 44% of the Company's medium-duty unit sales in 2003 were GMC, Hino and UD (Nissan) models, compared to only 21% in 2002. The average sales price for these models was $38,700 compared to $66,500 for the Peterbilt medium-duty model, resulting in a decrease of the average sales price for all medium-duty trucks by 8.3% in 2003 compared to 2002. Overall, new medium-duty truck sales revenue increased $7.6 million in 2003 compared to 2002. In 2004, the Company expects to continue to add medium-duty franchises to certain of its dealerships and to increase its medium-duty sales and market share compared to 2003.

        Unit sales of used trucks increased 14.7%, from 2,111 units in 2002 to 2,421 units in 2003. Used truck average revenue per unit increased by 3.8%. During 2003, the increased demand for used trucks was partially due to the new emission laws that became effective October 1, 2002. The Company believes some customers were skeptical of the new engines and opted to purchase used trucks. The increase in the average used truck price is also a sign that the industry has been able to work through the excess supply of used trucks in the market caused by the high volume of new truck unit sales during 1998 through 2000.

        Parts and service sales increased $38.3 million, or 18.1%, from $211.5 million in 2002 to $249.8 million in 2003. Same store parts and service sales increased $19.7 million, or 9.3%, in 2003 compared to 2002. This increase was in line with management's expectations that consider business development coupled with price increases for parts and labor. The remaining increase was attributable to new store additions. The Company expects same store sales to increase approximately 10.0% in 2004 compared to 2003.

        Sales of new and used construction equipment increased $4.0 million, or 16.5%, from $24.3 million in 2002 to $28.3 million in 2003. This increase is consistent with the overall increase in unit sales for the Houston, Texas construction equipment market during 2003. According to John Deere, the Company's market share in the Houston area construction equipment market was 17.5% in 2003 compared to 14.6% in 2002. According to data compiled by John Deere, approximately 1,656 units of construction equipment were put into use in our area of responsibility in 2003 compared to 1,387 in 2002. The construction equipment industry expects to sell approximately 1,700 to 1,800 new construction equipment units in the Houston area during 2004. The Company expects to increase its market share slightly in 2004 compared to 2003.

        Lease and rental revenues increased by 2.0%, from $25.3 million in 2002 to $25.8 million in 2003. As part of a planned reduction in our construction equipment rental business, construction equipment lease and rental revenues decreased $0.6 million, or 50.0%, from 2002 to 2003. Truck lease and rental revenue increased $1.2 million, or 5.0%, from 2002 to 2003. The increase in truck lease and rental revenue is due to the increase in our customer base during 2003. The Company expects lease and rental revenue to remain relatively flat in 2004 compared to 2003.

        Finance and insurance revenues increased 16.7%, from $5.4 million in 2002 to $6.3 million in 2003. Finance and insurance revenues have limited direct costs and, therefore, contribute a disproportionate share of operating profits. Approximately 88.9% of this increase is related to the addition of the new dealerships in Florida and Alabama. The remaining increase is related to additional customers qualifying for financing due to a change in the credit practices of the Company's finance providers.

        Other income increased $1.2 million, or 54.5%, from $2.2 million in 2002 to $3.4 million in 2003. Other income revenue is primarily related to the gain on sale realized on trucks from the lease and rental fleet, commissions earned from John Deere for direct manufacturer sales into our area of responsibility, document fees related to truck sales and purchase discounts. The primary reason for the increase during 2003 is related to gains resulting from truck sales by the leasing and rental division.

Gross Profit

        Gross profit increased $12.1 million, or 8.6%, from $141.2 million in 2002 to $153.3 million in 2003. Approximately $10.6 million of the increase in gross profit is related to the acquisition of the Florida and Alabama dealerships. Gross profit as a percentage of sales remained relatively flat at 18.7% in 2002 and 18.8% in 2003.

        Gross margins on Class 8 truck sales, exclusive of manufacturer incentives, were down from 4.9% in 2002 to 4.3% in 2003. The decrease is a result of the Company accepting smaller margins on several first time purchases by fleet customers. Given the increasing demand for Class 8 trucks coupled with the expected increase in purchases from owner operators that historically have rendered higher gross margins than fleet sales, the Company expects gross margins from Class 8 truck sales in 2004 to exceed those achieved in 2003. Additionally, each year the Company evaluates its reserve for new truck valuation losses. The Company recorded a $0.3 million loss provision to increase the Company's reserve for new truck inventory valuation in 2003 compared to $0 in 2002.

        Gross margins, exclusive of manufacturer incentives, on medium-duty truck sales decreased from 5.6% in 2002 to 4.9% in 2003, primarily due to the previously discussed change in product mix. Gross margins on GMC, Hino and UD (Nissan) models were approximately 3.4% in 2003 compared to a gross margin of 5.4% of the Peterbilt medium-duty model. Although sales of GMC, Hino and UD (Nissan) models will grow significantly as a percentage of total medium-duty sales in 2004, the Company expects the 2004 gross margin to approximate the 4.9% achieved during 2003.

        Gross margins on used truck sales decreased from 8.6% in 2002 to 6.4% in 2003, primarily due to the mix of wholesale versus retail used truck sales. The Company experienced higher than normal used truck wholesale transactions related to the trade-in units from first time new truck fleet customers. The Company does not expect to purchase as many used trucks from first time new truck fleet customers in 2004, which should result in increased gross margins on used truck sales compared to 2003. Additionally, each year the Company evaluates its reserve for used truck valuation losses. The Company recorded a $1.0 million loss provision, primarily related to trade-in units from first time new truck fleet customers, to increase the Company's reserve for used truck valuation losses in 2003 compared to a $0.5 million loss provision recognized during 2002.

        Gross margins from the Company's parts, service and body shop operations decreased from 39.5% in 2002 to 37.7% in 2003. There are various reasons for this decrease, including nonproprietary parts sales becoming a larger percentage of the Company's overall parts sales and competitive pricing pressures from providers of nonproprietary parts. Historically, gross margins on nonproprietary parts are approximately 40% to 50% lower than gross margins on proprietary parts. Additionally, the Company has increased preventative maintenance services that are provided at lower margins than traditional repair work, and has selectively provided discounted labor rates to garner additional sales both at our dealership locations and at off-site customer locations. Gross profit dollars for the parts, service and body shop departments increased from $81.9 million in 2002 to $92.5 million in 2003. The Company expects the increase in same store gross profit to approximate the expected increase in parts, service and body shop sales of 10.0% in 2004 compared to 2003.

        Gross margins on new and used construction equipment sales remained relatively flat at approximately 10.0% in 2002 and 2003. The Company expects 2004 gross margins to be consistent with those achieved in 2003 and overall gross profit growth to be directly correlated to sales growth.

        Gross profit generated from lease and rental sales remained relatively flat. The Company's policy is to aggressively depreciate its lease and rental fleet. This policy results in the Company realizing small gross margins while the unit is in service and a corresponding larger gain on sale when the unit is sold at the end of the lease term. The Company expects 2004 gross margins to be consistent with those achieved in 2003 and overall gross profit growth to be directly correlated to increases in lease and rental sales.

        The increase in finance and insurance revenues and other income, as described above, has limited direct costs and, therefore, contributes a disproportionate share of gross profit. The Company expects gross profit from finance and insurance sales and other income to increase in 2004 based on projected increases in truck sales.

Selling, General and Administrative Expenses

        SG&A expenses increased $12.5 million, or 11.2%, from $111.7 million in 2002 to $124.2 million in 2003. Approximately $7.6 million of SG&A expense is related to the acquisitions of the Florida and Alabama dealerships. Same store SG&A expense increased $4.9 million, or 4.4%, from 2002 to 2003. The remaining increase is partially due to increased salary expense and increased commissions corresponding to the increase in gross profit. SG&A expenses as a percentage of sales increased from 14.8% to 15.3% from 2002 to 2003. The Company's management continually monitors SG&A expenses. The Company expects SG&A expenses as a percentage of sales to decrease in 2004 compared to 2003.

Interest Expense, Net

        Net interest expense decreased $0.2 million, or 3.1%, from $6.5 million in 2002 to $6.3 million in 2003. Interest expense decreased primarily as the result of declining interest rates. During 2004, the Company foresees increased truck inventory, which will be financed through our floor plan arrangements. This increase in floor plan financing is expected to increase interest expense during 2004.

Gain on Sale of Assets

        Gain on sale of assets increased $1.8 million, from $0.2 million in 2002 to $2.0 million in 2003. The gain in 2002 is primarily related to the replacement of fixed assets used in the operation of the business. The gain recognized in 2003 is primarily related to the sale of the assets of Rush Truck Centers of Louisiana, Inc. The Company expects gains on sale of assets in 2004 to be limited to replacement of fixed assets used in the operation of the business and sales of certain real estate properties.

Income from Continuing Operations Before Income Taxes

        Income from continuing operations before income taxes increased by $1.2 million, or 8.3%, from $14.5 million in 2002 to $15.7 million in 2003, as a result of the factors described above. Industry experts predict an increase in Class 8 truck sales for 2004. Based on the predicted increase in industry truck sales, the Company believes that income from continuing operations in 2004 will exceed that of 2003.

Income Taxes from Continuing Operations

        Income taxes from continuing operations increased $0.5 million, or 8.7%, from $5.8 million in 2002 to $6.3 million in 2003. The Company has provided for taxes at a 40% effective rate.

Loss from Discontinued Operations, Net of Income Taxes

        Loss from discontinued operations net of income taxes decreased from $10.5 million in 2002 to $0.6 million in 2003. The loss recorded during 2002 includes net operating losses of the Michigan construction equipment dealerships of $0.9 million and net operating losses of D&D of $1.3 million, as well as disposal costs of $2.5 million for the Michigan construction equipment dealerships and $5.8 million for D&D. The loss recorded during 2003 includes net operating results of D&D of approximately $0.6 million. The Company expects to sell all discontinued operations by December 31, 2004.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

        Revenues increased $65.6 million, or 9.5%, from $691.5 million in 2001 to $757.1 million in 2002. Sales of new and used trucks increased $50.4 million, or 11.5%, from $438.1 million in 2001 to $488.5 million in 2002.

        Unit sales of new Class 8 trucks increased 11.8%, from 3,597 units in 2001 to 4,022 units in 2002. New heavy-duty truck average sales price per Class 8 truck increased by 0.4% from 2001 to 2002. As a result of the emission law requirements for heavy-duty trucks, the Company experienced stronger than usual new truck sales during the second half of 2002 as customers made purchases of trucks manufactured before new emission laws took effect. These new guidelines increased the price of a new heavy-duty truck approximately $3,000 to $8,000 per unit.

        Unit sales of new medium-duty trucks increased 7.3%, from 648 units in 2001 to 695 units in 2002. The average sales price of a new medium-duty trucks remained relatively flat from 2001 to 2002. The Company plans to penetrate the medium-duty truck market by adding new franchises, complementing our existing Peterbilt medium-duty line.

        Used truck average revenue per unit increased by 0.6%. Unit sales of used trucks increased 10.7%, from 1,907 units in 2001 to 2,111 units in 2002. The slight increase in the average used truck prices indicated that the market was absorbing the excess used trucks in the market caused by high new truck sales during 1998 through 2000.

        Parts and service sales increased $22.9 million, or 12.2%, from $188.6 million in 2001 to $211.5 million in 2002. The increase was due to same store growth of $6.5 million, or 3.4%, with the remaining increase attributable to new store additions. This increase is consistent with management's expectations and price increases for parts and labor.

        Sales of new and used construction equipment decreased $7.4 million, or 23.4%, from $31.7 million in 2001 to $24.3 million in 2002. This decrease is consistent with total construction equipment industry sales declines of 20.7% in the Houston, Texas market that our Rush Equipment Center serves.

        Lease and rental revenues increased by 1.2%, from $25.0 million in 2001 to $25.3 million in 2002. As part of a planned reduction in our construction equipment rental business, construction equipment lease and rental revenues decreased $0.3 million, or 17.4%, from 2001 to 2002. Truck lease and rental revenue increased $0.6 million, or 2.1%, from 2001 to 2002.

        Finance and insurance revenues increased 3.9%, from $5.2 million in 2001 to $5.4 million in 2002. Finance and insurance revenues have limited direct costs and, therefore, contribute a disproportionate share of operating profits.

        Other income decreased $0.7 million, or 24.2%, from $2.9 million in 2001 to $2.2 million in 2002, due primarily to a decrease in gains resulting from truck sales by the leasing operations and fewer direct sales by John Deere into the Houston, Texas market.

Gross Profit

        Gross profit increased $12.0 million, or 9.3%, from $129.2 million in 2001 to $141.2 million in 2002. $5.4 million of the increase in gross profit is related to the acquisition of El Paso Trucks and

Perfection Equipment Company, Inc. with the remaining attributable to same store growth. Gross profit as a percentage of sales remained flat at 18.7% in 2001 and 2002.

        Gross margins on Class 8 truck sales, exclusive of manufacturer incentives, remained flat at 4.9% in 2001 and 2002. Gross margins, exclusive of manufacturer incentives, on medium-duty trucks increased from 5.2% in 2001 to 5.6% in 2002. Gross margins on used truck sales increased from 8.0% in 2001 to 8.6% in 2002. Each year the Company records a loss provision, which increases the Company's reserve for new and used truck valuation and repossession losses. As a result of the more stable used truck market in 2002 as compared to 2001, only a $0.5 million loss provision was recorded in 2002 compared to a $1.2 million loss provision recorded in 2001.

        Gross margins on new and used construction equipment sales declined from 11.5% in 2001 to 10.0% in 2002. The decrease in margin is primarily related to a large amount of used construction equipment that was sold at an auction, at very low margins, in 2002.

        Gross margins on parts, service and body shop operations decreased from 41.3% in 2001 to 39.5% in 2002. This decrease is due to a change in the product mix. Parts sales increased as a percentage of overall sales in 2002 versus 2001. Parts sales historically have a lower gross margin than service and body shop sales. Overall, the Company's parts, service and body shop operations gross profit dollars increased from $76.6 million in 2001 to $81.9 million in 2002.

        The increase in finance and insurance revenues and the decrease in other income, as described above, have limited direct costs and, therefore, contribute a disproportionate share of gross profit.

Selling, General and Administrative Expenses

        SG&A expenses increased $9.9 million, or 9.8%, from $101.8 million in 2001 to $111.7 million in 2002. Approximately $5.3 million of SG&A expense is related to the acquisitions of El Paso Trucks and Perfection Equipment Company, Inc. Same store SG&A expense increased $4.6 million, or 4.5%, from 2001 to 2002. SG&A expenses as a percentage of sales increased from 14.7% in 2001 to 14.8% in 2002.

Interest Expense, Net

        Net interest expense decreased $2.8 million, or 30.1%, from $9.3 million in 2001 to $6.5 million in 2002. Interest expense decreased primarily as the result of decreased levels of indebtedness due to lower floor plan liability levels.

Gain on Sale of Assets

        Gain on sale of assets decreased $0.9 million, or 81.9%, from 2001 to 2002. The gain recognized in 2001 is primarily related to the sale of excess real estate not needed for the operation of the business. The gain in 2002 is primarily related to the replacement of fixed assets used in the operation of the business.

Income from Continuing Operations Before Income Taxes

        Income from continuing operations before income taxes increased by $4.5 million, or 45%, from $10.0 million in 2001 to $14.5 million, in 2002, as a result of the factors described above.

Income Taxes from Continuing Operations

        Income taxes from continuing operations increased $1.8 million, or 45%, from 2001 to 2002. The Company has provided for taxes at a 40% effective rate.

Loss from Discontinued Operations, Net of Income Taxes

        Loss from discontinued operations net of income taxes increased from $2.7 million in 2001 to $10.5 million in 2002. The loss recorded during 2001 is equal to net losses incurred in operating the Michigan construction equipment stores of $0.3 million and net losses incurred in operating D&D of $2.4 million. The loss recorded during 2002 includes net operating results of the Michigan construction equipment dealerships of $0.9 million and net operating results of D&D of $1.3 million as well as disposal costs related to the Michigan construction equipment dealerships of $2.5 million and disposal costs related to D&D of $5.8 million.

Liquidity and Capital Resources

        The Company's short-term cash needs are primarily for working capital, including inventory requirements, expansion of existing facilities and acquisitions of new facilities. These short-term cash needs have historically been financed with retention of profits and borrowings under credit facilities available to the Company.

        At June 30, 2004, the Company had working capital of approximately $19.1 million, including $34.0 million in cash, $38.4 million in accounts receivable, $135.9 million in inventories, $9.1 million in assets held for sale, $1.6 million in prepaid expenses and other, and $2.8 million in deferred income taxes, offset by $117.9 million outstanding under floor plan notes payable, $22.7 million in current maturities of long-term debt, $17.6 million in advances outstanding under lines of credit, $16.3 million of trade accounts payable and $28.2 million in accrued expenses. The aggregate maximum borrowing limits under working capital lines of credit with its primary truck lender are approximately $13.5 million. Advances outstanding under this line of credit at June 30, 2004 were $13.5 million, leaving no funds available for future borrowings. The Company has four separate secured lines of credit that provide for an aggregate maximum borrowing of $18.3 million. Advances outstanding under these secured lines of credit in aggregate were $7.0 million, leaving $11.3 million available for future borrowings as of June 30, 2004.

        The Company has a commitment for construction of a new dealership at our Mobile, Alabama location. The total estimated cost of this dealership is $2.6 million. As of June 30, 2004, approximately $1.0 million has been paid for the construction of the dealership and purchase of the land. Construction is expected to be complete in the first quarter of 2005. The Company has no other material commitments for capital expenditures as of June 30, 2004. However, the Company will continue to purchase trucks that are necessary to operate its leasing and rental division. Furthermore, management will continue to authorize capital expenditures for new buildings and expansion of facilities based on market opportunities. Additional capital expenditures are expected for the routine maintenance of fixed assets.

        For the first six months of 2004, operating activities resulted in net cash provided by operations of approximately $0.7 million. Cash provided by operations was primarily due to income from continuing operations of $6.2 million, coupled with the provision for depreciation and amortization of $7.8 million and a decrease in inventory of $1.5 million which was offset by increases in accounts receivable of $13.9 million and a decrease of accounts payable and accrued expenses of $0.7 million. The increase in accounts receivable is directly related to the increase in and timing of truck sales.

        During the first six months of 2004, the Company used $15.0 million in investing activities. This consisted primarily of purchases of property and equipment of $15.1 million and business acquisitions of $3.5 million offset by proceeds from the sale of property and equipment of $3.6 million. Approximately $6.2 million was used for the replacement of the corporate aircraft, $3.0 million was used for routine maintenance, and $3.3 million was used for the purchase of leasing trucks. The remaining amount was used for purchasing dealership property and remodeling existing dealerships.

        Net cash provided by financing activities in the second quarter of 2004 amounted to $14.0 million. Net cash provided by financing activities was primarily due to proceeds from notes payable of $14.4 million, net draws of floor plan notes payable of $9.6 million and proceeds from the exercise of employee and director stock options of $7.0 million, offset by principal payments on notes payable of $16.8 million.

        Substantially all of the Company's truck purchases from PACCAR are made on terms requiring payment within 15 days or less from the date the trucks are shipped from the factory. The Company finances substantially all of the purchase price of its new truck inventory, and 75% of the loan value of its used truck inventory, under a floor plan arrangement with General Motors Acceptance Corporation ("GMAC") under which GMAC pays PACCAR directly with respect to new trucks. The Company makes monthly interest payments to GMAC on the amount financed, but is not required to commence loan principal repayments prior to the sale of new vehicles for a period of 12 months or for a period of three months for used vehicles. On June 30, 2004, the Company had approximately $111.4 million outstanding under its floor plan financing arrangement with GMAC. GMAC permits the Company to earn interest on overnight funds deposited by the Company with GMAC at the prime rate less 0.90%. The Company is permitted to earn interest on overnight funds of up to 10.0% of the amount borrowed under its floor plan financing arrangement with GMAC.

        Substantially all of the Company's new construction equipment purchases are financed by John Deere and Citicapital. The Company finances substantially all of the purchase price of its new equipment inventory under its floor plan facilities. The agreement with John Deere provides an interest-free financing period after which time the amount financed is required to be paid in full. When construction equipment is sold prior to the expiration of the interest free period, the Company is required to repay the principal within approximately ten days of the sale. If the equipment financed by John Deere is not sold within the interest-free period, it is transferred to the Citicapital floor plan arrangement. The Company makes principal payments for sold inventory to Citicapital on the 15th day of each month. Used and rental equipment is financed to a maximum book value under a floor plan arrangement with Citicapital. The Company makes monthly interest payments on the amount financed and is required to commence loan principal repayments on rental equipment as book value reduces. Principal payments for sold used equipment are made on the 15th day of each month following the sale. The loans are collateralized by a lien on the equipment. The Company's floor plan agreements limit the aggregate amount of borrowings based on the book value of new and used equipment units. As of June 30, 2004, the Company's floor plan arrangement with Citicapital permits the financing of up to $10.5 million in construction equipment. On June 30, 2004, the Company had $1.0 million outstanding under its floor plan financing arrangements with John Deere and $5.5 million outstanding under its floor plan financing arrangement with Citicapital.

Backlog

        On June 30, 2004, the Company's backlog of truck orders was approximately $300.0 million as compared to a backlog of truck orders of approximately $125.0 million on June 30, 2003. Orders from a number of the Company's major fleet customers are included in the Company's backlog as of June 30, 2004.

Seasonality

        The Company's heavy-duty truck business is moderately seasonal. Seasonal effects on new truck sales related to the seasonal purchasing patterns of any single customer type are mitigated by the Company's diverse customer base, including small and large fleets, governments, corporations and owner operators. However, truck parts and service operations historically have experienced higher volumes of sales in the second and third quarters.

        Seasonal effects in the construction equipment business are primarily driven by the weather. Seasonal effects on construction equipment sales related to the seasonal purchasing patterns of any single customer type are mitigated by the Company's diverse customer base that includes contractors for both residential and commercial construction, utility companies, federal, state and local government agencies, and various petrochemical, industrial and material supply type businesses that require construction equipment in their daily operations.

Cyclicality

        The Company's business, as well as the entire retail heavy-duty truck industry, is dependent on a number of factors relating to general economic conditions, including fuel prices, interest rate fluctuations, economic recessions, government regulation and customer business cycles. In addition, unit sales of new trucks have historically been subject to substantial cyclical variation based on such general economic conditions. The Company believes that its geographic expansion, concentration on high margin parts and service operations, and diversity of its customer base will reduce the overall impact to the Company resulting from general economic conditions and cyclical trends affecting the heavy-duty truck industry. However, the Company's operations will be affected by any general economic conditions or cyclical trends, either positive or negative, affecting the heavy-duty truck industry.

Effects of Inflation

        The Company believes that the relatively moderate rates of inflation over the last few years have not had a significant impact on revenues or profitability. The Company does not expect inflation to have any near-term material effects on the sale of our products and services.

INDUSTRY

        We currently operate in the heavy-duty trucks and construction equipment markets. There has historically been a high correlation in both of these markets between new product sales and the rate of change in U.S. industrial production and the U.S. gross domestic product.

Heavy-Duty Truck Market

        The Company serves the entire U.S. retail heavy-duty truck market which is dependent on a number of factors relating to general economic conditions, including fuel prices, government regulation, interest rate fluctuations, economic recessions and customer business cycles. In addition, unit sales of new trucks have historically been subject to substantial cyclical variation based on such general economic conditions. According to data published by R.L. Polk, an industry research and publication firm, the overall domestic heavy-duty truck market decreased from approximately 253,000 new Class 8 unit sales in 1999 to approximately 145,000 new Class 8 unit sales in 2003 (a 13.0% compounded decrease). During 2003, domestic heavy-duty truck sales decreased approximately 3.3% from 2002 and are expected to increase to approximately 199,400 units during 2004 according to A.C.T. Research. Our primary product line is Peterbilt trucks, which, according to R.L. Polk, accounted for approximately 12.3% of all new heavy-duty truck registrations in 2003. Historically, Peterbilt's market share in areas served by our dealerships has been significantly higher than its national average.

        As a result of our aggressive sales approach, new store openings and acquisitions in new markets, our share of the heavy-duty truck market increased from approximately 2.0% of the overall heavy-duty market share in the United States to an overall heavy-duty market share in the United States of 2.5% in 2003.

        Typically, Class 8 trucks are assembled by the manufacturer utilizing certain components manufactured by other companies, including engines, transmissions, axles, wheels and other components. As trucks and truck components have become increasingly complex, including the use of computerized controls and diagnostic systems, the ability to provide state-of-the-art service for a wide variety of truck equipment has become a competitive factor in the industry. Such service requires a significant capital investment in advanced equipment, parts inventory and a high level of training of service personnel. Environmental Protection Agency ("EPA") and U.S. Department of Transportation ("DOT") regulatory guidelines for service processes, including body shop, paint work and waste disposal, require sophisticated operating and testing equipment to ensure compliance with environmental and safety standards. Additionally, we believe that the trend of leasing and renting Class 8 trucks will continue as fleets, particularly private fleets, seek to establish full-service leases or rental contracts which provide for turn-key service including equipment, maintenance, and potentially, fuel, fuel tax reporting and other services. As a result, differentiation between truck dealers has become less dependent on pure price competition and is increasingly based on their ability to offer a wide variety of services to their clients. Such services include easily accessible, efficient and sophisticated truck service and replacement parts, financing for truck purchases, leasing and rental programs and the ability to accept multiple unit trade-ins related to large fleet purchases. We believe our one-stop concept and the size and diversity of our dealer network gives us a competitive advantage in providing these services.

        The EPA mandated that heavy-duty engine manufacturers meet new, stricter emissions guidelines regarding nitrous oxides for all engines built subsequent to October 1, 2002. These new guidelines increased the price of new heavy-duty trucks approximately $3,000 to $8,000 per unit and possibly reduced the operating efficiency and life of heavy-duty trucks. As a result, the Company experienced stronger than usual truck sales during the second half of 2002 as customers made purchases of trucks manufactured under the "old" emission laws. This accelerated demand in the second half of 2002 was followed by a short-term decrease in demand during the first half of 2003.

        Subsequent to the guidelines that were effective October 1, 2002, the EPA has placed additional guidelines, further restricting the emissions of nitrous oxides for all engines built subsequent to January 1, 2007. Historically, the industry has experienced an accelerated demand for trucks in the months preceding the effective date of the change in EPA guidelines, followed by a short-term decrease in demand in the months subsequent to the change. The Company does not expect the change in emission guidelines to have an effect on its 2004 results from operations. The Company believes it is too early to determine how the change in emission guidelines will affect its results from operations subsequent to 2004.

        Subsequent to this expected short-term decline in demand, industry sales improved during the second half of 2003. The heavy-duty truck industry as a whole is expected to deliver approximately 199,400 new trucks in the United States during 2004, compared to approximately 145,000 new trucks in 2003 and 150,000 new trucks in 2002. The 2002 and 2003 new heavy-duty truck sales totals were the lowest heavy-duty truck sales totals in the last nine years. We believe that the new heavy-duty truck sales industry will begin to improve in 2004 and that we will perform at a level above our competitors.

        Management believes the long-term growth prospects for the heavy-duty truck industry remain positive. Factors, which management believes favor the continued long-term growth in the heavy-duty truck industry, include the following:

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  growth in demand for consumer and industrial goods, in part as a result of the Internet, which has fostered a desire by consumers to receive home delivery of a wider selection of packages;

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  competitive pressures for "just in time" manufacturing processes where U.S. manufacturers are demanding faster, yet less costly, small shipment services;

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  deregulation in the trucking industry leading to a proliferation of freight haulers;

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  the rise of intermodal service which utilizes the inherent advantages of both highway and rail transportation to provide consumers with a consistent and low cost method to transport their goods; and

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  the significant increase of cross-border truck traffic between Mexico and the United States since NAFTA became effective in January 1994.

Construction Equipment Market

        Through our Rush Equipment Center, which is an authorized John Deere dealer, we serve the Houston, Texas and surrounding area for retail sales of construction equipment targeted towards light and medium applications. According to data compiled by John Deere, approximately 1,656 units of construction equipment were put into use in our area of responsibility in 2003 compared to 1,387 in 2002. The construction equipment industry expects to sell approximately 1,700 to 1,800 new construction equipment units in the Houston area during 2004. The Company's market share in the Houston area was 17.5% in 2003 and 14.6% in 2002.

        Our Rush Equipment Center has the exclusive right to sell new John Deere equipment and parts within its assigned area of responsibility, which means competition within its market comes primarily from dealers of competing manufacturers and rental companies.

        The customer base of John Deere equipment users is diverse and includes residential and commercial construction businesses, independent rental companies, utility companies, government agencies, and various petrochemical, industrial and material supply businesses. Industry statistics suggest that a majority of all construction equipment is owned by a relatively small percentage of the customer base. Accordingly, John Deere and its dealer group, including the Rush Equipment Center, are aggressively developing more sophisticated ways to serve large fleet owners.

        Market factors affecting the construction equipment industry include the following:

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  levels of commercial, residential, and public construction activities;

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  state and federal highway and road construction appropriations; and

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  the consolidation and growth of the construction equipment rental business.

BUSINESS

        We are a full-service, integrated retailer of premium transportation and construction equipment and related services. As the leading dealer of trucks manufactured by Peterbilt Motors Company, a division of PACCAR, Inc., we sold approximately 20.3% of all the new Class 8 Peterbilt trucks sold in the United States in 2003. Class 8 trucks are defined by the American Automobile Manufacturers Association as trucks with a minimum gross vehicle weight rating above 33,000 pounds. In 1997, we acquired our first John Deere construction equipment dealership in Houston, Texas and had grown to become a major supplier of John Deere construction equipment in Texas and Michigan. We sold our five Michigan construction equipment dealerships during 2002. Through our strategically located network of Rush Truck Centers and our Rush Equipment Center, we provide one-stop service for the needs of our customers, including retail sales of new and used transportation and construction equipment, aftermarket parts sales, service and repair facilities and financing, leasing and rental, and insurance services.

Business Strategy

        Operating Strategy.    Our strategy is to operate an integrated dealer network that primarily markets Peterbilt heavy-duty trucks and John Deere construction equipment and provides complementary products and services. Our strategy includes the following key elements:

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  One-Stop Centers.  We have developed our truck and construction equipment dealerships as "one-stop centers" where, at one convenient location, our customers can purchase new or used trucks or construction equipment; finance, lease or rent trucks or construction equipment; purchase aftermarket parts and accessories and have service performed by certified technicians. We believe that this full service strategy also helps to mitigate cyclical economic fluctuations because the parts and service sales at our dealerships generally tend to be less volatile than our new and used truck and construction equipment sales.

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  Branding Program.  We employ a branding program for our dealerships through distinctive signage and uniform marketing programs, to take advantage of our existing name recognition and to communicate the standardized high quality of our products and reliability of our services throughout our dealership network.

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  Management by Dealership Units.  We measure and manage the business operations of each of our dealerships according to the specific business units operating at that location. At each of our dealerships, we operate one or more of the following business units: new sales, used sales, parts, service, body shop, leasing, rental and financial services. We believe that this system enhances the profitability of all aspects of a dealership and increases our overall operating margins. Operating goals for each business unit at each of our dealerships are established annually and managers are rewarded for performance accordingly.

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  Integrated Management Information Systems.  In order to efficiently operate separate business units within each dealership, we rely upon our management information systems to determine and monitor appropriate inventory levels and product mix at each Rush Truck Center. Each Rush Truck Center maintains a centralized real-time inventory tracking system that is accessible simultaneously by all locations. Our automated reordering system assists each Rush Truck Center in maintaining the proper inventory levels and permits inventory delivery to each location, or directly to customers, typically within 24 hours from the time the order is placed. In addition, by actively monitoring market conditions, assessing product and expansion strategies and remaining abreast of changes within the market, we are able to proactively address market-by-market changes by realigning and, if necessary, adding product lines and models.

        Growth Strategy.    Through our expansion and acquisition initiatives, we have grown to operate a large, multistate, full-service network of heavy-duty truck dealerships. As described below, we intend to continue to grow our business internally and through acquisitions by: expanding into new geographic areas, expanding our product offerings and capabilities and opening new truck and equipment centers in existing markets.

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  Expansion into New Geographic Areas.  We plan to continue to expand our network and build a Rush Equipment Center network by acquiring additional dealerships in geographic areas contiguous to our current operations or otherwise strategically located along major interstate highways. Thus far, we have successfully expanded our presence from our Texas base into a coast-to-coast network of Rush Truck Centers. We believe the geographic diversity of our network has significantly expanded our customer base while ameliorating the effects of local economic cycles. Geographic diversification supports the sale of trucks and parts by allowing us to allocate our inventory among the geographic regions we serve based on market demand within these regions.

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  Expansion of Product Offerings and Capabilities.  We intend to continue to expand our product lines within our Rush Truck Centers and our Rush Equipment Center by adding product categories that are both complementary to our Peterbilt and John Deere product lines and well suited to our operating model. For example, we expanded into the construction equipment industry based on a common customer base among our heavy-duty truck and construction equipment purchasers. We have also introduced trailer repair and maintenance services and the sale of truck-mounted cranes at certain Rush Truck Centers. Other recent product line expansions include the introduction of Hino and UD (Nissan) medium-duty truck franchises.

    We believe that there are many additional similar product and service offerings that complement our primary product lines. We expect any product category expansion that we pursue to satisfy our requirements that:

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    the products are of a premium brand;

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    the products provide opportunities for incremental income through related servicing, aftermarket sales or financing; and

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    Rush operating controls can be implemented to enhance the financial performance of the business.

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  Open New Rush Truck and Equipment Centers in Existing Markets.  We believe that there are opportunities to increase our share of the heavy-duty truck and construction equipment markets by introducing our one-stop centers to underserved markets within the southern United States. Additional dealerships would enable us to enhance revenues from our existing customer base as well as increase the awareness of the "Rush" brand name for new buyers. We believe there would also be opportunities for cost savings by integrating the inventory management and operations of these new locations with those of our existing network.

        In identifying new areas for expansion, we analyze the target market's level of new heavy-duty truck registrations and construction equipment purchases, customer buying and leasing trends and the existence of competing franchises. We also assess the potential performance of a parts and service center to determine whether a market is suitable for a Rush dealership. After a market has been strategically reviewed, we survey the region for a well-situated location. Whether we acquire existing dealerships or open new dealerships, we will introduce the Rush branding program and implement our integrated management system.

Rush Operating Divisions

        We are managed and operated through four distinct divisions, which are described below.

Rush Truck Center Division

        Our Rush Truck Center Division is the operating division responsible for sales of new and used heavy-duty and medium-duty trucks, as well as related parts and services.

        New Truck Sales.    New heavy-duty truck sales represent the largest portion of our business, accounting for approximately $367.6 million, or 45.1%, of our total revenues for 2003. Rush Truck Centers primarily sell new Class 8 heavy-duty Peterbilt trucks, which constitute more than 95% of all new trucks we sell. The average delivery times for custom-ordered new Peterbilt trucks can vary between 30 days to six months. We also sell Class 7 and Class 6 Peterbilt trucks, Peterbilt refuse chassis and cement mixer chassis, GMC, Hino, Isuzu and UD (Nissan) medium-duty trucks and, at our Tulsa Rush Truck Center, Class 8 heavy-duty trucks manufactured by Volvo Trucks of North America, Inc. ("Volvo"). Medium-duty truck sales accounted for approximately $53.4 million, or 6.5%, of our total revenues for 2003. Our customers use heavy-duty and medium-duty trucks to haul a variety of materials, including general freight, petroleum, wood products, refuse and construction materials.

        A majority of our new truck sales are to fleet customers (customers who purchase more than five trucks in any 12-month period). Because of our large size, strong relationships with our fleet customers and ability to handle large quantities of used truck trade-ins, we are able to successfully market and sell to fleets nationwide. We believe that we have a competitive advantage over most other dealers in that we can absorb multiunit trade-ins often associated with fleet sales of new trucks and effectively disperse the used trucks for resale throughout our dealership network. We believe that our attention to customer service and our broad range of trucking services, including our ability to offer truck financing and insurance to our customers, has resulted in a high level of customer loyalty. We believe that approximately 70% of our truck sales in 2003 were to repeat customers.

        Used Truck Sales.    Used truck sales accounted for approximately $80.7 million, or approximately 9.9%, of our total revenues for 2003. We primarily sell used Class 8 heavy-duty trucks manufactured by the leading truck manufacturers in the industry, including, but not limited to, Peterbilt; Kenworth Truck Co., a division of PACCAR, Inc. ("Kenworth"); Volvo; Freightliner Corporation, a subsidiary of Daimler Chrysler AG ("Freightliner"); Mack Trucks, Inc. ("Mack") and Navistar International Corporation ("Navistar"). We believe that we are well positioned to market used heavy-duty trucks due to our ability to recondition used trucks for resale utilizing the parts and service departments at our Rush Truck Centers and to reallocate our used truck inventory from one Rush Truck Center to another in order to satisfy customer demand. The majority of our used truck fleet is comprised of trucks taken as trade-ins from new truck customers to be used as all or part of such customer's down payment; the remainder of our used truck fleet is purchased from third parties for resale.

        Truck Parts and Service.    Truck-related parts and service revenues accounted for approximately $233.0 million, or approximately 28.6%, of our total revenues for 2003. We are the sole authorized Peterbilt parts and accessories supplier in each of the geographic territories serviced by our Rush Truck Centers. The parts business augments our sales and service functions and is a source of recurring revenue. Each Rush Truck Center carries a wide variety of Peterbilt and other truck parts in its inventory, with an average of approximately 5,000 items from over 50 suppliers at each location. Rush Truck Centers offer "menu" pricing of service and body shop functions and expedited service at a premium price for certain routine repair and maintenance functions.

        Our Rush Truck Centers also feature various combinations of fully equipped service and body shop facilities, the combination and configuration of which varies by location, capable of handling a broad range of truck repairs on most makes and classes of trucks. Each Rush Truck Center is a Peterbilt designated warranty service center and most are also authorized service centers for other manufacturers, including the following: Caterpillar, Inc. ("Caterpillar"); Cummins Engine, Inc. ("Cummins"); Detroit Diesel Corporation ("Detroit Diesel"); Eaton Corporation and Rockwell International Corporation. We have approximately 500 service bays, including 18 paint booths, throughout our Rush Truck Center network.

        We perform both warranty and nonwarranty service work. The cost of warranty work is reimbursed by the manufacturer at retail consumer rates. We estimate that approximately 18% of our truck service functions are performed under manufacturers' warranties. All service performed at our Rush Truck Centers is done by technicians who have been certified by our truck or component suppliers.

Rush Equipment Center Division

        Our Rush Equipment Center in Houston, Texas is the operating division responsible for sales of new and used construction equipment as well as related parts and services.

        New Construction Equipment Sales.    New construction equipment sales accounted for approximately $25.5 million, or 3.1%, of our total revenues for 2003. Our Rush Equipment Center carries a complete line of John Deere construction equipment. A new piece of John Deere construction equipment typically ranges in price from $20,000 for a skidsteer to $500,000 for an excavator. We carry a full line of complementary construction equipment manufactured by other suppliers to augment our John Deere product line. We sell construction equipment to a diverse customer base including residential and commercial construction businesses, utility companies, government agencies, and various petrochemical, industrial and material supply businesses.

        We believe that John Deere's reputation for manufacturing quality construction equipment attracts new and repeat customers who value lower maintenance and repair costs and a higher residual value at trade-in. We increase this product loyalty with an operating strategy similar to the operating strategy used by our Rush Truck Centers that focuses on providing fast, reliable service. We believe that our operating strategy will enable us to both increase our customer base and generate repeat business for all product offerings.

        Used Construction Equipment Sales.    Used construction equipment sales accounted for approximately $2.8 million, or 0.3%, of our total revenues for 2003. We sell used construction equipment manufactured by several of the leading manufacturers, including John Deere, Case Corporation ("Case"), Caterpillar, and Komatsu, Ltd. ("Komatsu"). Our used construction equipment inventory is derived from trade-ins from our construction equipment customers and purchases from third parties.

        Construction Equipment Parts and Service.    Construction equipment-related parts and service revenues accounted for approximately $11.8 million, or 1.4%, of our total revenues for 2003. Our Rush Equipment Center carries in its inventory a wide variety of John Deere and other parts, with over 13,000 items from over 15 suppliers. We are the sole authorized John Deere parts and accessories supplier in the Rush Equipment Center geographic territory. We maintain a fully equipped John Deere designated warranty service operation capable of handling repairs on most types of construction equipment at our Rush Equipment Center. We enhance our service presence with field service trucks and technicians who are capable of making on-site repairs at our customers' locations.

Rush Leasing and Rental Division

        Our Rush Leasing and Rental Division is the operating division responsible for the leasing and rental of heavy-duty trucks and construction equipment.

        Truck Leasing and Rental.    Truck leasing and rental revenues accounted for approximately $33.1 million, or 4.1%, of our total revenues for 2003. We engage in full-service Peterbilt truck leasing under the PacLease trade name at eight of our Rush Truck Centers and are the largest PacLease dealer in the United States. Rush Leasing and Rental Division customers contribute to additional parts sales and service work at Rush Truck Centers because all of our leases require all service and maintenance for the leased trucks to be performed at our facilities (or at facilities outside our service area, as we direct). Rented trucks are also generally serviced at our facilities. We have increased our lease and rental fleet, including contract maintenance, from less than 100 trucks in 1993 to approximately 1,397 trucks as of December 31, 2003. As of December 31, 2003, we owned approximately 51% of our lease and rental fleet, and leased the remaining trucks in our fleet directly from PACCAR Financial. Currently, the average age of the trucks in our lease and rental fleet is approximately 33 months. Generally, we hold trucks in our lease and rental fleet for approximately five years and then sell them to the public through our used sales operations at our Rush Truck Centers. Historically, we have realized gains on the sale of those trucks in excess of the cost of the purchase option contained in our leases with Peterbilt or the book value of trucks owned by the Company.

        Construction Equipment Rental.    Construction equipment rental revenues accounted for approximately $0.6 million, or 0.07%, of our total revenues for 2003. Our rental contracts require that all parts sales, service and maintenance for our rental construction equipment be performed at our facilities or at other facilities as we direct. Thus, construction equipment rental customers create additional parts sales and service work at our Rush Equipment Center. Our construction equipment rental fleet consisted of approximately 12 pieces of equipment as of December 31, 2003. Currently, the average age of the construction equipment in our rental fleet is approximately 25 months.

        We offer our customers both long-term and short-term rentals, as well as rental purchase options. We believe that the availability of a well-maintained rental fleet allows our customers to more effectively manage their business operations and assets by obtaining construction equipment on an as-needed basis.

Rush Financial and Insurance Division

        Our Rush Financial and Insurance Division is the operating division responsible for arranging third-party financing and insurance for both our heavy-duty truck and construction equipment product offerings.

        We offer our customers packages that assist them in purchasing new or used trucks and construction equipment. This division accounted for approximately $6.3 million, or 0.8%, of our total revenue for 2003. Finance and insurance revenues have limited direct costs and, therefore, contribute a disproportionate share of our operating profits.

        New and Used Truck and Construction Equipment Financing.    Primarily through Citicapital and PACCAR Financial, we arranged customer financing for approximately $147.4 million, or 29.4%, of our total new and used truck sales in 2003, an increase of 14.7% from approximately $128.5 million in 2002. Approximately 79% of these truck finance contracts related to new truck sales and the remainder related to used truck sales. Generally, truck finance contracts are memorialized through the use of installment contracts, which are secured by the trucks financed, and generally require a down payment of 10% to 30% of the value of the financed truck, with the remaining balance financed over a two to five-year period. The majority of finance contracts are sold without recourse to the Company. The Company's recourse liability, related to finance contracts sold with recourse to the Company, is generally limited to 5% to 20% of the outstanding amount of each note initiated on behalf of the finance company. However, the Company recently instituted a full recourse finance program that accepts 100% liability, with some restrictions of the outstanding amount of each note initiated on behalf of the finance company. In order for a contract to be accepted into this full recourse finance program, a customer must meet strict credit requirements or maintain a significant equity position in the truck being financed, therefore, the Company does not expect to finance a significant percentage of its truck sales under this full recourse finance program. The Company provides for an allowance for repossession losses and early repayment penalties.

        In addition, through The CIT Group, Citicapital, John Deere Credit and others, we arranged customer financing for approximately $17.7 million, or 60.0%, of our total new and used construction equipment sales in 2003. Generally, construction equipment finance contracts are memorialized through the use of installment or lease contracts, which are secured by the construction equipment financed, and generally require a down payment of 0% to 10% of the value of the financed piece of construction equipment, with the remaining balance being financed over a three to five-year period. All finance contracts for construction equipment are assigned without recourse.

        Insurance Agency Services.    We sell a complete line of property and casualty insurance to our customers as well as to the general trucking public. Our agency is licensed to sell truck liability, general liability, collision and comprehensive, workers' compensation, cargo, credit life and health and occupational accident insurance coverages throughout the Rush operating territory. We serve as sales representatives for a number of leading insurance companies including the Great American Insurance Companies, Hartford Insurance Group and American General Financial Group. Our average renewal rate during 2003 was 72%.

Sales and Marketing

        Our established expansion and acquisition strategy and long history of operations in the heavy-duty truck business have resulted in a strong customer base that is diverse in terms of geography, industry and scale of operations. Rush Truck Centers' customers include owner-operators, regional and national fleets, corporations and local governments. During 2003, no single customer of our Rush Truck Center Division accounted for more than 10% of our total truck sales by dollar volume. Our Rush Equipment Center Division customer base is similarly diverse and, during 2003, no single Rush Equipment Center customer accounted for more than 10% of our total construction equipment sales by dollar volume. We generally promote our products and related services through our sales staff, trade magazine advertisements and attendance at industry shows.

        We believe that the consistently reliable service received by our customers, our longevity and our geographic diversity have resulted in increased market recognition of the "Rush" brand name and have served to reinforce customer loyalty. During 2003, the majority of our truck sales were to repeat customers. In an effort to enhance our name recognition and to communicate the standardized high level of quality products and services provided at our Rush Centers, we implement our "Rush" brand name concept at each of our dealerships. Each of our dealerships is identified as either a Rush Truck Center or Rush Equipment Center. In Houston, Texas, we are making a concerted effort to target our products and services to existing truck customers that are also involved in the construction business.

Facility Management

        Personnel.    Each Rush Truck Center and the Rush Equipment Center is managed by a general manager who oversees the operations, personnel and the financial performance of the location, subject to the direction of our corporate office. Additionally, each Rush Truck Center is typically staffed by a sales manager, parts manager, service manager, sales representatives, parts employees, and other service and makeready employees. The sales staff of each Rush Truck Center and the Rush Equipment Center is compensated on a salary plus commission basis, with a high percentage of compensation based on commission, while the general manager, parts manager and service manager receive a combination of salary and performance bonus, with a high percentage of compensation based on the performance bonus. We believe that our employees are among the highest paid in their respective industries.

        General managers annually prepare detailed monthly forecasts and monthly profit and loss statements based upon historical information and projected trends. An element of each general manager's compensation is determined by meeting or exceeding these operating plans. During the year, general managers regularly review their facility's progress with senior management and make appropriate adjustments as needed. Most of our employees receive annual performance evaluations.

        We have been successful in retaining our senior management, general managers and other employees. To promote communication and efficiency in operating standards, general managers and members of senior management attend several company-wide strategy sessions per year. In addition, management personnel attend various industry-sponsored leadership and management seminars and receive continuing education on Peterbilt products, John Deere products, marketing strategies and management information systems.

        Members of senior management regularly travel to each location to provide on-site management and support. Each location is audited regularly for administrative record-keeping, human resources and environmental compliance matters. The Company has instituted succession planning pursuant to which employees in each Rush Truck Center and the Rush Equipment Center are groomed as assistant managers to assume management responsibilities in existing and future dealerships.

        Purchasing and Suppliers.    We believe that pricing is an important element of our marketing strategy. Because of its size, the Rush Truck Center Division benefits from volume purchases at favorable prices that permit it to achieve a competitive pricing position in the industry. We purchase our Peterbilt heavy-duty truck inventory and Peterbilt parts and accessories directly from PACCAR. All other manufacturers' parts and accessories, including those of Cummins, Detroit Diesel, Caterpillar and others, are purchased through wholesale vendors or from PACCAR, who buys such products in bulk for resale to us and other Peterbilt dealers. All purchasing, volume and pricing levels and commitments are negotiated by personnel at our corporate headquarters. We have been able to negotiate favorable pricing levels and terms, which enables us to offer competitive prices for our products.

        We purchase all of our John Deere construction equipment inventory and John Deere parts directly from John Deere.

        Management Information Systems.    Each Rush Truck Center and the Rush Equipment Center maintains a centralized real-time inventory tracking system which is accessible simultaneously by all locations and by our corporate office. We utilize our management information systems to monitor the inventory level at each of our dealerships. From information assimilated from management information systems, management has developed a model reflecting historic sales levels of different product lines. This model enables management to identify the appropriate level and combination of inventory and forms the basis of our operating plan. Our management information systems and databases are also used to monitor market conditions and sales information and assess product and expansion strategies.

        Information received from state and regulatory agencies, manufacturers and industry contacts allows us to determine market share statistics and gross volume sales numbers for our products as well as those of competitors. This information impacts ongoing operations because management remains aware of changes within our market and is able to react accordingly by realigning product lines and by adding new product lines and models.

        Distribution and Inventory Management.    We utilize our real-time inventory management tracking system to maintain a close link between each Rush Truck Center. This link allows for a timely and cost-effective sharing of managerial and sales information as well as the prompt transfer of inventory among various locations. The transfer of inventory reduces delays in delivery, helps maximize inventory turns and assists in controlling problems created by overstock and understock situations. We are linked directly to our major suppliers, including PACCAR, GMC, and John Deere via real-time communication links for purposes of ordering and inventory management. These automated reordering and communication systems allow us to maintain proper inventory levels and permit us to have inventory delivered to our locations, or directly to customers, typically within 24 hours of an order being placed.

Recent Acquisitions and Dispositions

        In November 2003, we sold certain assets of our wholly owned subsidiary, Rush Truck Centers of Louisiana, Inc. The transaction was valued at approximately $5.5 million and paid in cash. We recognized a gain on sale of assets of approximately $1.6 million in the fourth quarter of 2003.

        In April 2003, we purchased substantially all of the assets of Peterbilt of Mobile, Inc., which consisted of a Peterbilt dealership in Mobile, Alabama. Peterbilt of Mobile, Inc.'s primary line of business is the sale of new Peterbilt Class 8 trucks, used heavy-duty trucks, parts and service. The transaction was valued at approximately $1.4 million, with the purchase price paid in cash.

        In February 2003, we acquired the common stock of Orange County Truck and Trailers, Inc., a Peterbilt dealer in central Florida. The acquisition provided Rush with the right to sell Peterbilt trucks and parts in Central Florida from locations in Orlando, Haines City, and Tampa, Florida. The transaction was valued at approximately $5.4 million, with the purchase price paid in cash.

        In November 2002, we decided to sell our Michigan John Deere construction equipment stores as a result of continuing deterioration in the Michigan construction equipment market and the location of the stores in relation to our other operations and plans for future expansion. The sale of the Michigan construction equipment stores was substantially complete at December 31, 2002. Our Rush Equipment Center in Houston, Texas continues to provide a full line of construction equipment for light to medium sized applications.

        In November 2002, we also decided to discontinue our retail segment, which operated three D&D farm and ranch retail stores in Denton, Hockley and Seguin, Texas. We decided that the retail segment did not fit into our long-term plans of growing our core truck and construction equipment businesses. The Denton store was closed in December 2002; and the Hockley store began liquidating inventory during November 2002 and completed the liquidation in March 2003. The Company is actively marketing the Seguin store and expects to sell the store by the end of 2004.

        In November 2001, we acquired the assets of Perfection Equipment Company, Inc. Perfection's primary lines of business are light-duty and medium-duty truck accessory and up-fitting, oil and gas up-fitting, and parts distribution. The transaction was valued at approximately $4.2 million, with the purchase price paid in cash.

        In August 2001, the Company purchased substantially all of the assets of El Paso Great Basin Trucks, Inc., which consisted of dealerships located in El Paso, Texas and Las Cruces, New Mexico. El Paso Trucks' primary line of business is the sale of new Peterbilt and used heavy-duty trucks, parts and service. The transaction was valued at approximately $2.5 million, with the purchase price paid in cash.

Competition

        There is, and will continue to be, significant competition both within our current markets and in the new markets we may enter. We anticipate that competition between us and other dealers will continue to increase in our current markets and on a national level based on the following:

  •
  the accessibility of dealership locations;

  •
  the number of dealership locations;

  •
  price, value, quality and design of the products sold; and

  •
  attention to customer service (including technical service).

        Our new truck products compete with trucks made by other manufacturers and sold through competing independent and factory-owned truck dealerships, including trucks manufactured by Navistar, Mack, Freightliner, Kenworth, Volvo, Ford Motor Company, Western Star Truck Holdings, Ltd., and other manufacturers. Kenworth heavy-duty trucks are also manufactured by

PACCAR, Peterbilt's parent company, but are distributed through a different network of competing dealers. Our construction equipment products compete with construction equipment manufactured by Case, Caterpillar and Komatsu, as well as other manufacturers. We believe that we are competitive in all of the dealer categories identified above, and that we are able to compete with manufacturer- dealers, independent dealers and wholesalers, rental service companies and industrial auctioneers in distributing our products on the basis of: overall product quality and reputation; "Rush" brand name recognition and reputation for reliability; and our ability to provide comprehensive full parts and service support, as well as financing, insurance and other customer services.

Dealership Agreements

        Peterbilt.    We have entered into nonexclusive dealership agreements with Peterbilt which authorize us to act as a dealer of Peterbilt heavy-duty trucks. Our areas of responsibility currently encompass 37 locations in the states of California, Colorado, Texas, Oklahoma, Arizona, Florida, Alabama and New Mexico. These dealership agreements have current terms expiring between December 2005 and October 2006 and impose certain operational obligations and financial requirements upon us and our dealerships. These agreements are terminable by Peterbilt upon a change of control of the Company, as such term is described in each agreement, and grant Peterbilt rights of first refusal under certain circumstances relating to any sale or transfer of our dealership locations or if certain Rush family members desire to sell more than 100,000 shares of our voting common stock within a 12-month period to anyone other than family members or certain other specified persons (see "Risk Factors—Our dealership agreements impose a number of restrictions and obligations on us and may be terminable upon a change of control."). Any termination or nonrenewal of these dealership agreements by Peterbilt must follow certain guidelines established by both state and federal legislation designed to protect dealers such as Rush from arbitrary termination or nonrenewal of franchise agreements. The Automobile Dealers Day in Court Act and other similar state laws provide that the termination or nonrenewal of a dealership agreement must be done in "good faith" and upon a showing of "good cause" by the manufacturer for such termination or nonrenewal, as such terms have been defined by statute and case law.

        John Deere.    We have entered into a nonexclusive dealership agreement with John Deere which authorizes us to act as a dealer of John Deere construction, utility and forestry equipment. This John Deere dealership agreement has no specified term or duration. Our current area of responsibility for the sale of John Deere construction equipment is the greater Houston, Texas metropolitan area. The John Deere dealership agreement imposes operational obligations and financial requirements of the Company. Like the dealership agreements with Peterbilt, the dealership agreement with John Deere is terminable upon a change of control of the Company, grants limited rights of first refusal and imposes certain financial requirements.

        Other Truck Suppliers.    In addition to our truck dealership agreements with Peterbilt, we are also an authorized dealer of Volvo trucks at our Rush Truck Center in Tulsa, Oklahoma, and have nonexclusive dealership agreements with GMC for the sale of GMC medium-duty trucks at our Rush Truck Centers in San Antonio, Houston, Austin and El Paso, Texas; Oklahoma City and Tulsa, Oklahoma; San Diego, California; and Phoenix and Tucson, Arizona. The Company has dealership agreements with UD (Nissan) for the sale of medium-duty trucks at our Rush Truck Centers in Fontana and Sylmar, California; Austin, Texas; and Winter Garden, Florida. We have a dealership service agreement with UD (Nissan) for the service of medium-duty trucks at our Pico Rivera, California Rush Truck Center. We have a dealership agreement with Isuzu for the sale of medium-duty trucks at our Rush Truck Center in Austin, Texas. In addition, we have a dealership agreement with Hino for the sale of Hino medium-duty trucks at our Rush Truck Centers in San Antonio, Pharr, Houston, Austin and Dallas, Texas; Oklahoma City and Tulsa, Oklahoma; and San Diego, California. Sales of medium-duty trucks accounted for less than 2.5% of our total revenues for 2003. These dealership agreements have current terms expiring between March 2005 and June 2006. These dealership agreements impose operating requirements upon us and require consent from the affected supplier for sale or transfer of such dealership agreement.

        Other Construction Equipment Suppliers.    In addition to John Deere, we are an authorized dealer for suppliers of other construction equipment. The terms of such arrangements vary, but most of these dealership agreements contain termination provisions allowing the supplier to terminate the agreement after a specified notice period (usually 180 days).

Floor Plan Financing

        Heavy-Duty Trucks.    We finance substantially all of our new truck inventory and 75% of the loan value of our used truck inventory under a floor plan arrangement with GMAC. As of June 30, 2004, we had approximately $111.4 million outstanding under our GMAC floor plan arrangement. Our GMAC floor plan facility has no expiration date and generally is renegotiated annually. The current interest rate is the prime rate less 65 basis points.

        Construction Equipment.    We finance substantially all of our new construction equipment inventory under floor plan facilities with John Deere and with Citicapital, a division of Citigroup. Our John Deere facility has no set expiration date and its interest rate is the prime rate plus 1.5%. Our Citicapital facility expires September 30, 2004 and the current interest rate is the 30-day LIBOR rate plus 3.0%. As of June 30, 2004, we had $1.0 million outstanding under the floor plan arrangement with John Deere and $5.5 million outstanding under the floor plan arrangement with Citicapital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Product Warranties

        Both Peterbilt and John Deere provide the retail purchasers of their products with a limited warranty against defects in materials and workmanship, excluding certain specified components which are separately warranted by the suppliers of such components. We do not undertake to provide any warranty to our customers.

        We generally sell our used trucks and construction equipment "as is" and without manufacturer's warranty, although manufacturers sometimes will provide a limited warranty on their used products if they have been properly reconditioned prior to resale or if the manufacturer's warranty on such product is transferable and has not yet expired. We do not undertake to provide any warranty to our used truck or used construction equipment customers.

Trademarks

        The Peterbilt, John Deere, Volvo, GMC, Hino, Isuzu and UD (Nissan) trademarks and trade names, which are used in connection with our marketing and sales efforts, are subject to limited licenses that we have with each of the respective manufacturers. These names are recognized internationally and are important in the marketing of our products. Each licensor engages in a continuous program of trademark and trade name protection in its marketing areas. We hold a registered trademark from the U.S. Patent and Trademark Office for the name "Rush."

Employees

        At June 30, 2004, we employed approximately 1,940 people. We have no contracts or collective bargaining agreements with labor unions and have never experienced work stoppages. We consider our relations with our employees to be good.

Properties

        A Rush Truck Center or Rush Equipment Center may be comprised of one or more locations, generally in close proximity, in the same metropolitan area. The following is a list of our Rush Truck Center and Rush Equipment Center locations as of June 30, 2004:

Property	Location	Owned or Leased	Date Acquired or Occupied	Description of Activity
Rush Truck Centers
Alabama:
Rush Truck Center of Mobile	Mobile, Alabama	Leased	2003	New, used, parts, service, body and financial
Arizona:
Rush Truck Center of Phoenix	Phoenix, Arizona	Owned	1999	New, used, parts, service, body, financial and leasing operations for truck center
Rush Truck Center of Tucson	Tucson, Arizona	Owned	1999	New, used, parts, service and financial
Rush Truck Center of Flagstaff	Flagstaff, Arizona	Leased	1999	Parts and service
Rush Truck Center of Chandler	Chandler, Arizona	Leased	1999	Parts
California:
Rush Truck Center of Pico Rivera	Pico Rivera, California	Leased	1994	New, used, parts, service, body and financial
	Pico Rivera, California	Leased	1999	Leasing
Rush Truck Center of Fontana	Fontana, California	Owned	1994	New, parts, service, financial and leasing operations for truck center
	Fontana, California	Leased	2003	Used and body
Rush Truck Center of Sylmar	Sylmar, California	Owned	1999	New, used, parts, service and financial
Rush Truck Center of San Diego	San Diego, California	Leased	1999	New, used, parts, service body and financial
	San Diego, California	Leased	1999	Leasing
Rush Truck Center of Escondido	Escondido, California	Leased	1999	New, used, parts, service and financial
Rush Truck Center of El Centro	El Centro, California	Leased	1999	New, used, parts, service and financial
Colorado:
Rush Truck Center of Denver	Denver, Colorado	Owned	2000	New, used, parts, service, body, financial and leasing operations for truck center
Rush Truck Center of Greeley	Greeley, Colorado	Leased	1997	New, used, parts, service and financial
Florida:
Rush Truck Center of Winter Garden	Winter Garden, Florida	Leased	2003	New, used, parts, service and financial
Rush Truck Center of Haines City	Haines City, Florida	Leased	2003	New, used, parts, service and financial
Rush Truck Center of Tampa	Tampa, Florida	Leased	2003	New, used, parts, service and financial

New Mexico:
Rush Truck Center of Albuquerque	Albuquerque, New Mexico	Owned	2003	New, used, parts, service, body and financial
Rush Truck Center of Las Cruces	Las Cruces, New Mexico	Leased	2001	Parts and service
Oklahoma:
Rush Truck Center of Tulsa	Tulsa, Oklahoma	Leased	1998	New, used, parts, service, body and financial
	Tulsa, Oklahoma	Owned	1995	Parts and service
	Tulsa, Oklahoma	Owned	1995	Body
Rush Truck Center of Oklahoma City	Oklahoma City, Oklahoma	Owned	1995	New, used, parts, service, body and financial
Rush Truck Center of Ardmore	Ardmore, Oklahoma	Leased	2000	New, used, parts and service
Perfection Equipment, Inc.	Oklahoma City, Oklahoma	Owned	2001	Parts and service
Texas:
Rush Truck Center of San Antonio	San Antonio, Texas	Owned	1973	New, used, parts, service, body, financial and leasing operations for truck center
Rush Truck Center of Houston	Houston, Texas	Owned	2000	New, used, parts, service and financial
	Houston, Texas	Owned	1988	Body
	Houston, Texas	Owned	1992	Leasing and tire store
Rush Truck Center of Sealy	Sealy, Texas	Owned	2000	New, used, parts, service and financial
Rush Truck Center of Laredo	Laredo, Texas	Owned	1999	New, used, parts, service, body and financial
Rush Truck Center of Lufkin	Lufkin, Texas	Owned	1992	New, used, parts, service, body, financial and leasing operations for truck center
Rush Truck Center of Pharr	Pharr, Texas	Owned	1997	New, used, parts, service, body and financial
Rush Truck Center of Austin	Austin, Texas	Leased	1999	New, used, parts, service and financial
Rush Truck Center of El Paso	El Paso, Texas	Owned	2001	New, used, parts, service, body and financial
Rush Equipment Center
Rush Equipment Center of Houston	Houston, Texas	Owned	1997	New, used, parts, service, leasing and rental, and financial

        Our administrative offices are currently situated in 28,804 square feet of leased space in New Braunfels, Texas. We also occupy 3,750 square feet of leased space in San Antonio, Texas as administrative offices for our insurance services. D&D occupies 26,900 square feet of building space. We also own and operate a ranch of approximately 6,500 acres in Cotulla, Texas.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our current directors, director designees and executive officers (ages as of March 15, 2004).

Name	Age	Position
W. Marvin Rush	65	Chairman of the Board, Chief Executive Officer and Director
W. M. "Rusty" Rush	45	President, Chief Operating Officer and Director
J. M. Lowe, Jr.	60	Senior Vice President—Corporate Development
David C. Orf	54	Senior Vice President—Marketing and Specialized Equipment Sales
Brent Hughes	61	Senior Vice President—Financial Services
Daryl J. Gorup	55	Senior Vice President—Dealership Operations
Martin A. Naegelin, Jr.	40	Senior Vice President—Chief Financial Officer
James E. Thor	46	Senior Vice President of Retail Sales
Ernest N. Bendele	60	Vice President—Used Trucks
Louis Liles	61	Vice President—Corporate Administration
Ralph West	57	Vice President—Leasing and Rental Operations
John Hiltabiddle	59	Controller
Richard Hall	65	Vice President—Insurance
Ronald J. Krause(1)	76	Director
John D. Rock(1)	68	Director
Harold D. Marshall(1)	68	Director
Thomas A. Akin(1)	49	Director

(1)
Determined by the Company's Board of Directors to be independent in accordance with the listing standards of the NASDAQ National Market and the applicable rules of the Securities and Exchange Commission. Member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

        The following biographies describe the business experience of our executive officers and directors.

        W. Marvin Rush founded the Company in 1965. He served as President from inception until November 1995 when he began his service as Chairman of the Board and Chief Executive Officer. He also served on the Peterbilt dealer council from 1984-1987 and was elected its Chairman in 1987. He was also active on the PacLease Executive Committee from 1989-1992 and was Chairman in 1992. Other honors include the regional Peterbilt Dealer of the Year in 1986, 1987 and 1988, as well as the Midranger Dealer of the Year in 1989. His highest Peterbilt honor was being named North American Peterbilt Dealer of the Year for the 1993-1994 and the 2000-2001 years.

        W. M. "Rusty" Rush served as Vice President and Executive Vice President of the Company from 1990 until November 1995 when he began his service as President of the Company. He was named the Company's Chief Operating Officer in December 2001 and President of Rush Equipment Centers in June 2003. For several years he has overseen the Company's heavy-duty truck segment. He is now responsible for all operations of the Company.

        J. M. Lowe, Jr. has worked for the Company since 1968, holding the position of Vice President of the Company since 1994. He was promoted to Senior Vice President in 1999. Currently he is responsible for acquisitions and all open account and unsecured lending for the Company.

        David C. Orf has served as Vice President of Marketing and Specialized Equipment Sales of the Company since 1993 and in October 1996 Mr. Orf was promoted to Senior Vice President. Mr. Orf was the general manager of the Company's Houston, Texas facilities until January 1996. Prior to joining the Company, Mr. Orf served as the Southeast regional manager of Peterbilt Motors Company, a division of PACCAR.

        Brent Hughes has served as Vice President of Financial Services since 1993 and he became Senior Vice President in September 1997. He is in charge of all secured financing for the Company. Mr. Hughes worked for Associates Commercial Corporation for 22 years, was Branch Manager in New York City, and later in San Antonio, and was Senior Vice President of the Western Region when he left to join the Company in 1992.

        Daryl J. Gorup has served as Senior Vice President of Dealership Operations of the Company since January 1997. Prior to joining the Company, Mr. Gorup had served for 15 years in various executive positions with Peterbilt, including General Sales Manager.

        Martin A. Naegelin, Jr. has served as Vice President and Chief Financial Officer since January 1997. Mr. Naegelin was promoted to Senior Vice President in December 2001 and was named Secretary and Treasurer of the Company and Executive Vice President of Rush Equipment Centers in March 2003. His responsibilities include the Company's corporate administrative functions, its retail finance and insurance operations, its truck leasing operations and construction equipment operations. Prior to joining the Company, Mr. Naegelin served as Vice President of Investor Relations and Corporate Development of Norwood Promotional Products, Inc. Mr. Naegelin had seven years of public accounting experience prior to joining Norwood in 1993.

        James E. Thor has served as the Senior Vice President of Retail Sales since June 2004. Prior to joining the Company Mr. Thor served for 14 years in various executive positions with Peterbilt including Director of U.S. Regional Sales.

        Ernest N. Bendele has worked for the Company since 1984, serving as a Vice President of the Company since October 1996. Mr. Bendele is responsible for procurement, inventory control and marketing of used trucks nationwide.

        Louis Liles has worked for the Company since December 1995 and has served as Vice President of the Company since September 1997. Prior to joining the Company, Mr. Liles was employed for 17 years, most recently serving as the Senior Vice President of Operations of Kerr Consolidated, Inc., which operated two Peterbilt dealerships and was acquired by the Company in December 1995. In his current capacity, Mr. Liles is responsible for the corporate administration function, which includes human resources and legal oversight.

        Ralph West has worked for the Company since 1994 and has served as a Vice President of the Company responsible for all leasing and rental operations since that time. Prior to joining the Company, Mr. West had been with Ryder Truck Rentals for 28 years serving in various executive positions, including Vice President during his last 14 years with Ryder.

        John Hiltabiddle has served as the Controller of the Company since December 1993. Mr. Hiltabiddle served as the Controller of two large automobile dealerships from 1984 until 1989 and from 1989 until he joined the Company in December 1993. Mr. Hiltabiddle had 12 years of public accounting experience prior to 1984.

        Richard "Dick" Hall has worked for the Company since December 1992 and has served as Vice President of Associated Acceptance, Inc., the Company's insurance agency affiliate, since that time.

Mr. Hall was elected a Vice President of the Company in 2003. During his working career his service has included 8 years as President and Director of Municipal Insurance Company of America in Elgin, Illinois, and 15 years as President and Director of Northland Insurance Agency, Inc., a bank holding company in Chicago, Illinois. Prior to joining the Company, he owned and operated a proprietary school teaching insurance in San Antonio for six years.

        Ronald J. Krause has served as a director of the Company since June 1996. Mr. Krause served as President of Associates First Capital Corp. from 1976 until 1981 and President and Chief Operating Officer of Associates from 1981 until 1989. Mr. Krause was Vice Chairman of the Board of Directors of Associates of North America from 1988 until his retirement in 1989.

        John D. Rock has served as a director of the Company since April 1997. Mr. Rock served as a Vice President of the Oldsmobile Division of General Motors Corporation from 1991 until his retirement from General Motors Corporation after over 36 years of service. While at General Motors Corporation, Mr. Rock held various executive positions in sales, service and marketing. Mr. Rock also served as a member of the Board of Directors of Volvo-GM Heavy Truck Corporation.

        Harold D. Marshall has served as a director of the Company since February 1999. Mr. Marshall served as President and Chief Operating Officer of Associates First Capital Corp. from May 1996 until January 1999 and served as a director of Associates. Mr. Marshall joined Associates in 1961 and organized their Transportation Division in 1974. Mr. Marshall serves as Vice Chairman of the American Trucking Association Foundation Board of Directors, as a Member of the American Trucking Association Foundation Executive Committee, as Trustee Emeritus of the Hudson Institute, and as a Trustee on the Board of Trustees of the Dallas Museum of Art. Mr. Marshall also serves as a director and member of the audit and compensation committees of Overnite Transportation Company.

        Thomas A. Akin has served as a director of the Company since August 2004. Mr. Akin worked in the audit department of Ernst & Young for 13 years and has served as the director of the audit department for Akin, Doherty, Klein & Feuge, P.C., in San Antonio, Texas since 1991. Throughout his career, Mr. Akin has served as the client service executive responsible for the independent audit for companies registered with the SEC.

PRINCIPAL SHAREHOLDERS

        The table below sets forth certain information with respect to the beneficial ownership of our common stock by:

  •
  each person or entity known by us to beneficially own five percent (5%) or more of either class of common stock;

  •
  each director and named executive officer; and

  •
  all of our directors and executive officers as a group.

        Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it, him or her as set forth opposite their name. Beneficial ownership of the common stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934. The percentage of total voting power is based on 1/20th of one vote for each share of class A common stock and one vote for each share of class B common stock owned by each person.

Beneficial Ownership

	Class A Common Stock		Class B Common Stock
Name and Address(1)	Shares	% of Class	Shares	% of Class	% Total Voting Power(2)
W. Marvin Rush(3)	2,766,735	34.9	2,766,735	35.5	35.5
Rutabaga Capital Management LLC(4)	891,650	11.2	721,800	9.3	9.3
John D. Rock(5)	92,000	1.2	52,000	*	*
Ronald J. Krause(6)	50,000	*	50,000	*	*
Harold D. Marshall(7)	75,000	*	35,000	*	*
Thomas A. Akin(8)	20,000	*	—	*	*
W. M. "Rusty" Rush	2,041	*	2,041	*	*
David C. Orf	—	*	—	*	*
Daryl J. Gorup	1,272	*	1,272	*	*
Martin A. Naegelin, Jr.	2,000	*	2,000	*	*
All executive officers and directors as a group (fifteen persons, including the executive officers and directors listed above)	3,078,229	38.8	2,978,274	38.2	38.3

*
Represents less than 1% of the issued and outstanding shares of common stock.

(1)
Except as otherwise noted, the street address of the named beneficial owner is 555 IH-35 South, New Braunfels, Texas 78130.

(2)
Based on a total of 15,127,968 shares of common stock issued and outstanding on August 31, 2004, plus vested options issuable under the Company's 1997 Non-Employee Director Stock Option Plan, vested options and options that will vest within 60 days of August 31, 2004 issuable under the Company's Long-Term Incentive Plan and vested options that are issuable outside of a Company plan.

(3)
Includes 2,001,833 shares of class A common stock and 2,001,833 shares of class B common stock held by 3MR Partners LP, of which W. Marvin Rush is the general partner, and 14,902 shares of class A common stock and 14,902 shares of class B common stock issuable upon the exercise of options granted to W. Marvin Rush pursuant to the Company's Long-Term Incentive Plan. W. Marvin Rush is the beneficial owner of the shares held by 3MR Partners LP.

(4)
Rutabaga Capital Management LLC has sole voting power for 396,750 shares class A common stock and 275,300 shares of class B common stock. The address for Rutabaga Capital Management LLC, is 64 Broad Street, Third Floor, Boston, Massachusetts 02110. This information is based solely on information contained in Schedule 13G filed with the SEC.

(5)
Includes 90,000 shares of class A common stock and 50,000 shares of class B common stock to be issued upon the exercise of options granted pursuant to the Company's 1997 Non-Employee Director Stock Option Plan.

(6)
Includes 50,000 shares of class A common stock and 30,000 shares of class B common stock to be issued upon the exercise of options granted pursuant to the Company's 1997 Non-Employee Director Stock Option Plan and 20,000 shares of class B common stock to be issued upon the exercise of options granted outside of any Company plan.

(7)
Includes 70,000 shares of class A common stock and 30,000 shares of class B common stock to be issued upon the exercise of options granted pursuant to the Company's 1997 Non-Employee Director Stock Option Plan.

(8)
Includes 20,000 shares of class A common stock to be issued upon the exercise of options granted pursuant to the Company's 1997 Non-Employee Director Stock Option Plan.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the following respective numbers of shares of class A common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Morgan Keegan & Company, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	7,250,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,087,500 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of class A common stock.

        The underwriters propose to offer the shares of class A common stock at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the public offering the representative may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

        Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse First Boston LLC waives, in writing, such an extension.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        The shares of class A common stock have been approved for listing on The NASDAQ National Market, subject to official notice of issuance, under the symbol "RUSHA."

        In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares overallotted by the underwriters is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

        Credit Suisse First Boston LLC has acted as financial advisor to us in connection with the ATS acquisition and will receive customary compensation in connection therewith upon the closing of the acquisition.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares of class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Certain legal matters with respect to the class A common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., San Antonio, Texas. Certain legal matters with respect to the class A common stock will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Rush Enterprises, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of ATS for the years ended December 31, 2003 and 2002, included in this prospectus and elsewhere in the registration statement have been audited by BDO Seidman, LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet website at sec.gov.

INCORPORATION BY REFERENCE

        We incorporate by reference into this prospectus the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of common stock under this prospectus. The information incorporated by reference into this prospectus is considered a part of this prospectus, and information that we file later with the SEC, prior to the termination of the offering of common stock under this prospectus, will automatically update and supercede the previously filed information.

  •
  Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

  •
  Our Current Report on Form 8-K filed on September 16, 2004.

  •
  Our Current Report on Form 8-K filed on August 25, 2004.

  •
  The description of our common stock contained in our Form 8-A dated July 9, 2002 filed under Section 12(b) of the Exchange Act.

        We are not incorporating by reference in this prospectus any portion of any report that we have filed or will file later with the SEC that is not deemed to be "filed" for purposes of Section 18 of the Exchange Act.

        You may request a copy of these filings at no cost by writing to (or telephoning us) at the following address:

Rush Enterprises, Inc.
555 IH-35 South, Suite 500
New Braunfels, Texas 78130
Telephone: (877) 879-7266
Attention: Corporate Secretary

Index to Financial Statements

American Truck Source, Inc. and Subsidiaries

American TruckSource, Inc. and Subsidiaries

Consolidated Balance Sheet

(Unaudited)

June 30, 2004
Assets
Cash and cash equivalents	$7,188,800
Marketable securities	3,924,192
Accounts receivable, net of allowance for doubtful accounts $137,929	19,309,662
Inventories	59,504,218
Notes receivable	271,230
Prepaid expenses and other	1,212,281

Total current assets	91,410,383

Property and equipment, net	28,401,450
Other assets
Receivables from affiliates, net	15,489,235
Notes receivable, net of current portion	758,751
Other, net of accumulated amortization of $529,593	5,305,894

Total other assets	21,553,880

$141,365,713

Liabilities and Stockholders' Equity
Current liabilities
Floor plan lines of credit	$68,698,979
Current portion of long-term debt	5,420,074
Accounts payable	3,275,304
Accrued liabilities	5,841,652
Income taxes payable (refundable)	(20,277)

Total current liabilities	83,217,732

Long term debt, net of current portion	21,806,598
Other liabilities	1,105,576

Total liabilities	106,127,906

Commitments and contingencies
Stockholders' equity
Class A common stock, $.01 par value, 20,000,000 shares authorized, 10,300,000 shares issued and 9,977,859 shares outstanding	103,000
Additional paid-in capital	4,578,083
Treasury stock at cost, 322,141 Class A shares	(1,074,000)
Retained earnings	31,630,724

Total stockholders' equity	35,237,807

$141,365,713

See accompanying notes to consolidated financial statements.

American TruckSource, Inc. and Subsidiaries

Consolidated Statement of Income

(Unaudited)

Six Months Ended June 30, 2004
Revenues
New and used trucks	$155,677,670
Parts and service	29,478,356
Finance and insurance income, net	1,309,838
Lease and rental income	2,199,209

188,665,073

Cost of products sold
New and used trucks	145,610,178
Parts and service	18,318,890
Lease fixed and variable expense	561,120

164,490,188

Gross profit	24,174,885

Operating expenses
Selling, general and administrative	16,160,663
Depreciation and amortization	1,925,818

18,086,481

Operating income	6,088,404

Other expense (income)
Interest and investment income	(1,283,609)
Interest expense	436,309
Other	458,588

(388,712)

Income before income taxes	5,699,692
Income tax provision (benefit)	(91,340)

Net income	$5,608,352

See accompanying notes to consolidated financial statements.

American TruckSource, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

(Unaudited)

	Class A Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Receivable from Affiliate	Total
Balance, December 31, 2003	$103,000	$4,578,083	$(1,074,000)	$27,243,342	—	$30,850,425
Net income	—	—	—	5,608,352	—	5,608,352
Dividend to Shareholders	—	—	—	(1,220,970)	—	(1,220,970)

Balance, June 30, 2004	$103,000	$4,578,083	$(1,074,000)	$31,630,724	$—	$35,237,807

See accompanying notes to consolidated financial statements.

American TruckSource, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(Unaudited)

Six Months Ended June 30, 2004
Cash flows from operating activities
Net income	$5,634,615
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,925,818
Gain on sales of assets	(9,555)
Imputed Interest	(324,604)
Provision for doubtful accounts	42,405
Changes in operating assets and liabilities:
Accounts receivable	(10,328,545)
Inventories	(6,883,487)
Prepaid expenses and other	(437,834)
Receivables from affiliates, net	(2,494,724)
Floor plan lines of credit	6,006,057
Accounts payable and accrued liabilities	(637,356)
Income taxes payable	20,332
Other	(884,916)

Net cash used in operating activities	(8,371,794)
Cash flows from investing activities
Capital expenditures	(964,080)
Net proceeds from sales of assets	9,555
Proceeds from issuance of notes receivable, net	910,270
Purchase of marketable securities	(3,924,192)

Net cash used in investing activities	(3,968,447)
Cash flows from financing activities
Borrowings under long-term debt agreements	543,702
Repayments of long-term debt	(5,576,688)
Dividends paid to Shareholders

Net cash used in financing activities	(5,032,986)
Increase in cash and cash equivalents	(17,373,227)
Cash and cash equivalents at beginning of year	24,562,027

Cash and cash equivalents at end of year	$7,188,800

See accompanying notes to consolidated financial statements.

American TruckSource, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Unaudited)

1. Organization and Summary of Significant Accounting Policies

        Business—American TruckSource, Inc. and Subsidiaries (the Company), is a holding company formed in February 1997 to own and manage certain heavy-duty truck dealers franchised to sell new Peterbilt trucks and PACCAR Inc. (PACCAR) parts. Peterbilt trucks are manufactured by Peterbilt Motors Company (Peterbilt), a wholly owned subsidiary of PACCAR. In addition to new trucks and parts, the Company also sells used heavy-duty trucks, provides financing and insurance for new and used trucks and provides maintenance and body shop services through its service and body shop facilities.

        The Company's direct and indirect wholly owned operating subsidiaries are Dallas Peterbilt, Ltd., L.L.P. (DPL), Nashville Peterbilt, Inc. (NPI), Louisville Peterbilt, Inc. (LPI), Birmingham Peterbilt, Inc. (BPI), American TruckSource Financial Corporation (ATS Financial), American TruckSource Leasing, Inc. (ATS Leasing), and Highland Park Land Company (HPLC). DPL, NPI, LPI, and BPI are heavy-duty truck dealerships located in Dallas, Texas; Nashville, Tennessee; Jeffersonville, Indiana, and Birmingham, Alabama, respectively. DPL also has locations in Tyler, Fort Worth and Abilene, Texas. ATS Financial is a finance company in the business of retail and lease financing for new and used trucks and trailers. ATS Leasing is a franchise of PACLease (a division of PACCAR) and leases Peterbilt trucks to third-party freight carriers. HPLC owns the land and buildings at DPL's, NPI's, and LPI's primary locations, as well as other real estate properties.

        Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Management Estimates—The preparation of the consolidated financial statements of the Company in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Consolidated Statements of Cash Flows—For purposes of the consolidated statements of cash flows, cash and cash equivalents include all deposits with original maturities of three months or less as well as all contracts in transit, which will be converted to cash within several days of their origination. Contracts in transit represent financing contracts on vehicles sold for which the proceeds are in transit from financing institutions.

        During the six month period ended June 30, 2004, interest paid totaled approximately $1,229,634 and income taxes paid totaled approximately $71,007.

        Trade Receivables and Allowance for Doubtful Accounts—Trade receivables are customer obligations due under normal trade terms and are accounted for on a cost basis. Management performs continuing credit evaluations of customers' financial condition and generally does not require collateral from customers. The Company provides an allowance for doubtful accounts based on its historic collection experience. Receivables are written off when management deems them uncollectible, based on historical experience with the individual account.

        Note Receivables and Loan Loss Reserve—Note receivables are carried on a cost basis, with interest income recognized as received. During the six month period ended June 30, 2004, the notes earned interest at rates ranging from 5.50% to 19.9%. The Company records an allowance for these receivables based on historical experience with the account. The allowance at June 30, 2004 was $131,296 and was included in the accrued liabilities $5,841,652 in the accompanying consolidated balance sheets.

        Inventories—Inventories are stated at the lower of cost or market value. New and used truck inventories are carried at actual cost determined by specific identification. Parts and accessories inventories are carried at average cost.

        Property and Equipment—Property and equipment are carried at cost and depreciated on the straight-line method over their estimated useful lives. When assets are retired, sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected as other income during that accounting period. The costs of repairs and maintenance are expensed as incurred, and significant renewals or improvements are capitalized.

        The Company reviews for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable based on the estimated future cash flows (undiscounted and without interest charges) expected to result from use of that asset and its eventual disposition. Impairment is recognized only if the carrying amount of an asset is greater than the expected future cash flows and the impairment is based on the fair value of the asset.

        Other Assets—Other assets primarily consist of goodwill related to acquisitions of approximately $4,020,000. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, effective January 1, 2002, goodwill and intangible assets with indefinite lives are to no longer be amortized but are to be reviewed annually (or more frequently if impairment indicators arise) for impairment. Goodwill was being amortized on a straight-line basis over 40 years. The amortization was discontinued as of January 1, 2002. There have been no changes in the carrying amount of goodwill for the period ended June 30, 2004.

        Revenue Recognition and Recourse Agreements—Income from the sale of new and used trucks is recognized when the seller and customer execute a purchase contract, delivery has occurred and there are no significant uncertainties related to financing or collectibility. The Company facilitates the financing of new and used trucks for its customers. Generally, the Company will execute a finance contract and immediately sell such contract to a third-party finance company. The Company recognizes finance income in the amount received from the third-party finance companies, net of a provision for estimated repossession losses and interest charge backs. The Company may, upon such a sale, agree to accept limited recourse in the event the truck is subsequently repossessed. The Company's recourse obligation is determined, based on the model year of the truck sold and other factors. The Company provides a reserve for repossession losses after considering historical loss experience and the existing portfolio of limited recourse contracts outstanding. If a customer prepays or fails to pay a contract, thereby terminating a finance contract prior to scheduled maturity, a portion of the finance income may be charged back to the Company based on the relevant terms of the contract. The Company provides for this charge back exposure based on historical charge back experience and early termination rates. The Company, through ATS Financial, will retain certain finance contracts for its own account.

Finance income on retained contracts is recognized over the life of the contract. A reserve for loan losses is provided for estimated losses related to retained contracts.

        The Company recognized repossession and loan loss expense of approximately $1,419,501 for the six month period ended June 30, 2004, which is included in "Income from Finance and Leasing, Net", in the accompanying consolidated statements of income. Parts and service revenue is recognized when the Company sells a part to its customer or when service work is completed.

        Income Taxes—Effective January 1, 2000, the Company elected S Corporation filing status under Internal Revenue Service regulations. Accordingly, federal income taxes are not imposed upon the Company, except in certain limited circumstances where taxes may be assessed on gains realized due to the sale of certain assets. The Company also incurs taxes at the state level, including income and franchise taxes.

        Fair Value of Financial Instruments—The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, debt and an interest rate swap agreement. The fair values of cash and cash equivalents, accounts receivable, notes receivable and accounts payable approximate their respective carrying values. The fair value of debt is estimated based on current rates available for similar debt with similar maturities and security. All of the Company's debt bears interest rates approximating market rates as of June 30, 2004 and, as a result, the carrying value of the Company's debt approximates its fair value.

        The fair value of the interest rate swap agreement is estimated based upon the amount that the Company would receive or pay to terminate the swap agreement at the reporting date, taking into consideration current interest rates and any related credit risk. The Company does not anticipate nonperformance by the financial institution, and no material loss would be expected from their nonperformance.

2. Inventories

        Inventories as of June 30, are as follows:

2004
New trucks	$43,701,772
Used trucks	9,212,983
Parts and accessories	6,589,463

$59,504,218

        Substantially all inventories of new and used trucks are pledged as collateral in connection with the floor plan lines of credit.

3. Property and Equipment

        Property and equipment as of June 30, are as follows:

	Estimated Useful Lives (In Years)	2004
Land	—	$8,047,398
Buildings and improvements	5-39	14,948,585
Equipment	3-5	4,893,024
Furniture and fixtures	5	1,517,230
Leased vehicles	3-5	9,810,309
Company vehicles	5	1,576,108
Construction in progress	—	—

		$40,792,654
Less accumulated depreciation		12,391,204

		$28,401,450

        Substantially all of the Company's real property is pledged under long-term debt agreements.

4. Floor Plan Lines of Credit

        The Company uses floor plan lines of credit (the Floor Plan) to facilitate its purchases of new and used truck inventories. The Company's Floor Plan is secured by its new and used truck inventories and any cash or receivables resulting from the sale of such collateral and is guaranteed by a stockholder of the Company. The total amount of credit available fluctuates depending on the level of new truck purchases. The Floor Plan interest rate is based on the 30 day Commercial Paper Index as reported on the first day of each month in the Wall Street Journal, plus 2.125% (for a total rate of 3.165% as of June 30, 2004). Floor Plan is generally paid off on the third day following the receipt of payment on a vehicle sale to allow the funds to become available. Borrowings under the Floor Plan are due upon demand.

        Amounts of collateral as of June 30, are as follows:

2004
Inventories, new and used trucks	$52,914,755
Truck sale related accounts receivable	14,052,748
Truck sale related contracts-in-transit	4,094,672
Cash held for Floor Plan payment related to receipts from Truck sales	2,870,054

Total	73,932,229

Floor plan lines of credit	$68,698,979

5. Long Term Debt

        Total long term debt as of June 30, is as follows:

2004
Equipment financing notes payable	$10,575,553
Real estate mortgage notes payable	15,610,414
Acquisition financing note payable	—
Revolving lines of credit	1,040,705

27,226,672
Less current portion	5,420,074

Total long term debt	$21,806,598

        Equipment Financing Notes Payable—The Company, mostly through ATS Financial, has entered into financing arrangements with several third-party finance institutions. In general, the Company will obtain loans from the financial institutions to provide funding for the purchase of equipment to be leased to freight carriers or to provide funding for loans to fleets or owner/operators seeking to purchase equipment. Each loan is individually negotiated and is secured by the underlying equipment and/or the Company's rights in all accounts, chattel paper, equipment, instruments and contract rights. The loans outstanding bear interest at rates ranging from 0% to 9.18% and mature on various dates through February 2008.

        Real Estate Mortgage Notes Payable—The Company has both fixed and variable rate real estate notes with several lenders. The proceeds from the issuance of the variable and fixed rate real estate notes were used primarily to acquire land, buildings, and to make improvements. These notes are secured by real estate. The Company's variable interest rate notes have rates based on several indices, with rates ranging from 3.14% to 6.875% for the period ended June 30, 2004. Monthly payments on these notes range from $3,400 to $59,028, plus interest. Maturities of these notes range from July 2004 to November 2027. The Company's fixed rate debt has a rate of 7.25% and matures in August 2006. Payments are $3,300 per month. The stockholders of the Company and many of the Company's subsidiaries guarantee the notes. Under the terms of the notes, the Company is obligated to maintain certain collateral coverage covenants and is restricted as to future transactions involving additional indebtedness. For the period ended June 30, 2004, the Company was in compliance with all such covenants.

        Revolving Lines of Credit—The Company has a revolving line-of-credit facility (the Credit Facility) with a bank under which ATS may borrow up to $6,000,000. As of June 30, 2004, the outstanding line-of-credit balance was $1,040,705. The Credit Facility bears interest at a variable rate of Libor plus 2% (3.2525% at June 30, 2004). Interest is payable monthly. Borrowings outstanding under the Credit Facility are due on September 30, 2004. The Credit Facility is secured by substantially all of ATS's tangible assets not previously pledged. Under the terms of the Credit Facility, the Company is obligated to maintain certain financial covenants and is restricted as to future transactions involving additional secured debt, dividends, security issuances, recapitalizations, capital expenditures and lease commitments. At the period ended June 30, 2004, the Company was in compliance with all such covenants. The stockholders of the Company guarantee the Credit Facility.

        Maturities on long-term debt as of June 30, 2004, are as follows:

12 Months ending June 30,
2005	$5,420,074
2006	3,324,972
2007	4,652,607
2008	5,133,508
2009	899,130
Thereafter	7,796,381

$27,226,672

        Interest Rate Swap Agreement—During 2003, the Company entered into an interest rate swap agreement with a major financial institution in order to reduce the impact of changes in market interest rates on HPLC. The agreement provides for the Company to pay the financial institution monthly interest payments at a fixed rate of 5.55%, in exchange for the receipt of monthly interest payments based on the LIBOR rate. The original notional amount was $12,759,231, and the LIBOR rate is adjusted monthly. The agreement matures in July 2013 and is secured by real estate owned by HPLC. The fair value of the interest rate swap was $695,901 at June 30, 2004, and is recorded in other liabilities. Additionally, the Company's performance under this agreement is guaranteed by the stockholders of the Company and other subsidiaries.

6. Stockholders' Equity

        In 1997, the Company entered into a plan and agreement of reorganization (the Plan) by and among (a) the Company, (b) NPI, ATS Leasing and LPI (the Nashville Group), (c) DPL, HPLC and ATS Financial (the Dallas Group), (d) MKJ Family Enterprises, Inc., and MKJ, owners of the Dallas Group and (e) the Baker Nashville Partnership (the Sellers), owners of the Nashville Group. Under the terms of the Plan, the Dallas Group acquired the Nashville Group and in 1998, the Company became obligated to repurchase certain shares of the Company's Class A common stock previously owned by one of the Seller' principals. The Company recorded such shares as treasury stock in 1998 and the final payment due pursuant to the repurchase obligation was paid during 2001. In 1999, an officer of the Company purchased all of the remaining Class A common stock of the Company owned by the Sellers. In the event that the Company completes an initial public offering within six years of the date of repurchase of each Sellers' ownership interest, additional consideration may be due to the Sellers.

        For the six month period ended June 30, 2004, the Company declared and paid dividends to its stockholders in the aggregate amount of $1,220,970.

7. Income Taxes

        The provision (benefit) for income taxes for the six month period ended June 30, 2004, is as follows:

2004
Current income taxes	$91,340
Deferred income taxes	—

Income tax provision (benefit)	$91,340

8. Related Party Transactions

        The Company periodically makes non-interest bearing cash advances to or receives payments from certain affiliated persons and entities, including transactions with the Company's principal stockholders, who are also chairman and president of the Company, and with other affiliates including an aviation company. Advances to these entities are generally to provide operating funds or to make capital expenditures. Payments from these entities are generally to repay amounts previously advanced or to take advantage of the Company's resources for investing cash. No due dates have been established for repayment of some of the advances. The net receivables from affiliated entities were $2,487,993 at June 30, 2004.

        On June 30, 2000, the Company consummated a promissory note receivable from one of its stockholders. The note consists of a $5,000,000 revolving line of credit, which bears interest at 7.00% and matures on December 31, 2010. At June 30, 2004 the note receivable balance was $8,832,378.

        On August 10, 2000, the Company extended a promissory note receivable from a stockholder for the purchase of the Sellers' shares of Class A common stock. The note consists of a $4,000,000 revolving line of credit, which bears interest at 7.00% and matures on December 31, 2010. At June 30, 2004, the note receivable balance was $788,282.

        On July 31, 2000, HPLC executed a $6,011,810 note receivable from an affiliate of the Company, bearing interest at 7.00%. The note was amended on February 9, 2001 (due to a large principal payment in December 31, 2000), to provide for monthly installments of principal and interest of $23,452 through July 31, 2030. At June 30, 2004, the note receivable balance was $3,380,582. The note is secured by a second lien on real estate.

        The Company recognized approximately $442,988 of interest income from related-party receivables for the six month period ended June 30, 2004.

        An affiliate of the Company owns and operates an airplane. During the six month period ended June 30, 2004, the Company incurred approximately $253,000 related to use of the affiliate's aircraft. This expense is included in selling, general and administrative expense in the consolidated statements of income.

9. Commitments and Contingencies

        The Company leases certain facilities and equipment under lease agreements that have been classified as operating leases. A significant portion of the operating lease commitments relates to equipment that is subleased to customers. Total rental expense included in the accompanying consolidated statement of income for the six month period ended June 30, 2004 for such leases is approximately $495,000. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year as of June 30, 2004, are as follows:

For the 12 months ending June 30,
2005	$903,000
2006	658,620
2007	503,141
2008	171,936

$2,236,697

        The Company has guaranteed a loan made to the affiliated aviation company (see Note 8). The note balance at June 30, 2004 is approximately $2,335,000 and is secured by an airplane owned by the affiliated aviation company. This guarantee would require payment only in the event of default on payment by the debtor. Management believes the likelihood is remote that payment will be required under this guarantee.

10. Concentrations of Risk

        Substantially all of the Company's trade receivables result from the sales of new and used trucks to owner-operators or heavy-duty truck fleet owners or from the sale of parts and service to owners of heavy-duty trucks. The concentration of customers in a single industry may impact the Company's overall risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In general, the Company may mitigate its risk of collection of funds from sales of new and used trucks by transferring the receivables to third-party lenders. Receivables from the sale of parts and service are generally not collateralized.

        The Company is dependent on Peterbilt for its new truck inventories. Peterbilt operates three manufacturing plants, one in Denton, Texas, one in Nashville, Tennessee, and one in Ste-Therese, Quebec. Peterbilt manufactures a limited number of trucks each year and the demand for such trucks by the Company and by other Peterbilt dealers may be greater than Peterbilt's manufacturing capacity.

        The Company maintains cash deposits in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts and does not currently believe it is exposed to any significant credit risk related to its cash and cash equivalents.

11. Retirement Plan

        The Company provides a 401(k) plan for all eligible employees. Employee contributions are by salary reduction and are made at the individual employee's discretion, within limits set forth in the 401(k) plan agreement and in the Internal Revenue Code. The employer may elect to match employee contributions up to a designated amount. Employer matching contributions amounted to approximately $113,000 for the six month period ended June 30, 2004.

Independent Auditors' Report

The Board of Directors and Stockholders of
American TruckSource, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of American TruckSource, Inc. (a Delaware corporation), and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American TruckSource, Inc., and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 12 to the consolidated financial statements, the Company discovered errors regarding accrued liability related to finance income charge backs and to vacation pay. Accordingly adjustments have been made for the correction of these errors.

        As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

                      /s/ BDO Seidman, LLP

April 9, 2004, except for Note 12 which is as of September 14, 2004.
Dallas, Texas

American TruckSource, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
Assets
Cash and cash equivalents	$24,562,027	$18,974,841
Accounts receivable, net of allowance for doubtful accounts of $121,598 and $193,322	9,023,522	10,045,466
Inventories	51,801,506	45,676,404
Notes receivable	1,367,260	2,903,844
Prepaid expenses and other	949,577	788,877

Total current assets	87,703,892	78,389,432

Property and equipment, net	30,007,284	21,529,151
Other assets
Receivables from affiliates, net	13,917,140	10,214,360
Notes receivable, net of current portion	572,991	710,419
Other, net of accumulated amortization of $529,593 for both years	4,869,360	4,589,789

Total other assets	19,359,491	15,514,568

	$137,070,667	$115,433,151

Liabilities and Stockholders' Equity
Current liabilities
Floor plan lines of credit	$63,600,482	$46,279,839
Current portion of long-term debt	9,018,580	9,767,412
Accounts payable	3,985,742	3,701,863
Accrued liabilities	5,768,570	7,050,974
Income taxes payable (refundable)	(40,610)	81,278

Total current liabilities	82,332,764	66,881,366

Long term debt, net of current portion	22,333,518	18,183,887
Other liabilities	1,553,960	1,602,481

Total liabilities	106,220,242	86,667,734

Commitments and contingencies
Stockholders' equity
Class A common stock, $.01 par value, 20,000,000 shares authorized, 10,300,000 shares issued and 9,977,859 shares outstanding	103,000	103,000
Additional paid-in capital	4,578,083	4,578,083
Treasury stock at cost, 322,141 Class A shares	(1,074,000)	(1,074,000)
Retained earnings	27,243,342	25,158,334

Total stockholders' equity	30,850,425	28,765,417

	$137,070,667	$115,433,151

See accompanying notes to consolidated financial statements.

American TruckSource, Inc. and Subsidiaries

Consolidated Statements of Income

	December 31, 2003	December 31, 2002
Revenues
New and used trucks	$205,424,015	$219,475,919
Parts and service	54,438,819	51,585,328
Income from finance and leasing, net	3,035,157	5,060,107

	262,897,991	276,121,354

Cost of products sold
New and used trucks	191,187,427	203,903,546
Parts and service	34,299,820	31,986,515

	225,487,247	235,890,061

Gross profit	37,410,744	40,231,293

Operating expenses
Selling, general and administrative	30,172,074	31,178,924
Depreciation and amortization	3,006,121	2,994,977

	33,178,195	34,173,901

Operating income	4,232,549	6,057,392

Other income (expense)
Interest and investment income	2,427,232	1,725,691
Interest expense	(2,551,593)	(2,096,657)
Other	(16,868)	151,454

	(141,229)	(219,512)

Income before income taxes	4,091,320	5,837,880
Income tax provision (benefit)	(239,387)	108,101

Net income	$4,330,707	$5,729,779

See accompanying notes to consolidated financial statements.

American Truck Source, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Class A Common Stock	Additional Paid In Capital	Treasury Stock	Retained Earnings	Receivable from Affiliate	Total
Balance, December 31, 2001	$103,000	$7,541,574	$(1,074,000)	$19,428,555	$(3,747,106)	$22,252,023
Net income	—	—	—	5,729,779	—	5,729,779
Affiliate receivable	—	—	—	—	(2,066,385)	(2,066,385)
Rescission of receivable from affiliate	—	(5,813,491)	—	—	5,813,491	—
Merger related payment to shareholder	—	(150,000)	—	—	—	(150,000)
Capital contributed	—	3,000,000	—	—	—	3,000,000

Balance, December 31, 2002	103,000	4,578,083	(1,074,000)	25,158,334	—	28,765,417
Net income	—	—	—	4,330,707	—	4,330,707
Dividend to Shareholders	—	—	—	(2,245,699)	—	(2,245,699)

Balance, December 31, 2003	$103,000	$4,578,083	$(1,074,000)	$27,243,342	$—	$30,850,425

See accompanying notes to consolidated financial statements.

American Truck Source, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	December 31, 2003	December 31, 2002
Cash flows from operating activities
Net income	$4,330,707	$5,729,779
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,006,121	2,994,977
Gain on sales of assets	97,022	12,774
Imputed Interest	(554,446)	(703,750)
Provision for doubtful accounts	79,131	166,344
Changes in operating assets and liabilities:
Accounts receivable	942,813	(2,190,343)
Inventories	(1,713,169)	(10,313,455)
Prepaid expenses and other	(160,700)	139,655
Receivables from affiliates, net	(3,265,223)	1,195,911
Floor plan lines of credit	14,874,424	15,617,065
Accounts payable and accrued liabilities	(998,529)	(73,044)
Income taxes payable	(121,888)	(21,179)
Other	(328,092)	440,096

Net cash provided by operating activities	16,188,171	12,994,830
Cash flows from investing activities
Capital expenditures	(7,883,663)	(3,605,426)
Net proceeds from sales of assets	326,377	294,974
Proceeds from issuance of notes receivable, net	1,674,013	1,221,483

Net cash used in investing activities	(5,883,273)	(2,088,969)
Cash flows from financing activities
Borrowings under long-term debt agreements	18,526,889	28,163,613
Repayments of long-term debt	(20,998,902)	(27,657,519)
Dividends paid to Shareholders	(2,245,699)	—

Net cash provided by (used in) financing activities	(4,717,712)	506,094
Increase in cash and cash equivalents	5,587,186	11,411,955
Cash and cash equivalents at beginning of year	18,974,841	7,562,886

Cash and cash equivalents at end of year	$24,562,027	$18,974,841

See accompanying notes to consolidated financial statements.

American TruckSource, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

        Business—American TruckSource, Inc. and Subsidiaries (the Company), is a holding company formed in February 1997 to own and manage certain heavy-duty truck dealers franchised to sell new Peterbilt trucks and PACCAR Inc. (PACCAR) parts. Peterbilt trucks are manufactured by Peterbilt Motors Company (Peterbilt), a wholly owned subsidiary of PACCAR. In addition to new trucks and parts, the Company also sells used heavy-duty trucks, provides financing and insurance for new and used trucks and provides maintenance and body shop services through its service and body shop facilities.

        The Company's direct and indirect wholly owned operating subsidiaries are Dallas Peterbilt, Ltd., L.L.P. (DPL), Nashville Peterbilt, Inc. (NPI), Louisville Peterbilt, Inc. (LPI), Birmingham Peterbilt, Inc. (BPI), American TruckSource Financial Corporation (ATS Financial), American TruckSource Leasing, Inc. (ATS Leasing), and Highland Park Land Company (HPLC). DPL, NPI, LPI, and BPI are heavy-duty truck dealerships located in Dallas, Texas; Nashville, Tennessee; Jeffersonville, Indiana, and Birmingham, Alabama, respectively. DPL also has locations in Tyler, Fort Worth and Abilene, Texas. ATS Financial is a finance company in the business of retail and lease financing for new and used trucks and trailers. ATS Leasing is a franchise of PACLease (a division of PACCAR) and leases Peterbilt trucks to third-party freight carriers. HPLC owns the land and buildings at DPL's, NPI's, and LPI's primary locations, as well as other real estate properties.

        Consolidation—The accompanying consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Management Estimates—The preparation of the consolidated financial statements of the Company in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Consolidated Statements of Cash Flows—For purposes of the consolidated statements of cash flows, cash and cash equivalents include all deposits with original maturities of three months or less as well as all contracts in transit, which will be converted to cash within several days of their origination. Contracts in transit represent financing contracts on vehicles sold for which the proceeds are in transit from financing institutions.

        During 2003 and 2002, interest paid totaled approximately $2,509,000 and $2,109,000 and income taxes paid totaled approximately $176,000 and $129,000, respectively. During 2002, equity was contributed through the forgiveness of a note payable with a shareholder of $3,000,000 and reduced through the recession of a receivable from an affiliate of $5,813,491.

        Trade Receivables and Allowance for Doubtful Accounts—Trade receivables are customer obligations due under normal trade terms and are accounted for on a cost basis. Management performs continuing credit evaluations of customers' financial condition and generally does not require collateral from customers. The Company provides an allowance for doubtful accounts based on its historic collection experience. Receivables are written off when management deems them uncollectible, based on historical experience with the individual account.

        Note Receivables and Loan Loss Reserve—Note receivables are carried on a cost basis, with interest income recognized as received. During 2003, the notes earned interest at rates ranging from 5.50% to 19.9%. The Company records an allowance for these receivables based on historical experience with the account. The allowance at December 31, 2003 and 2002 was $100,000 and $500,736, respectively, and was included in the accrued liabilities $5,798,570 and $7,050,975, respectively, in the accompanying consolidated balance sheets.

        Inventories—Inventories are stated at the lower of cost or market value. New and used truck inventories are carried at actual cost determined by specific identification. Parts and accessories inventories are carried at average cost

        Property and Equipment—Property and equipment are carried at cost and depreciated on the straight-line method over their estimated useful lives. When assets are retired, sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected as other income during that accounting period. The costs of repairs and maintenance are expensed as incurred, and significant renewals or improvements are capitalized.

        The Company reviews for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable based on the estimated future cash flows (undiscounted and without interest charges) expected to result from use of that asset and its eventual disposition. Impairment is recognized only if the carrying amount of an asset is greater than the expected future cash flows and the impairment is based on the fair value of the asset. Management has evaluated the need for impairment and determined that no impairment exists as of December 31, 2003.

        Other Assets—Other assets primarily consist of goodwill related to acquisitions of approximately $4,020,000. In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under SFAS 142, effective January 1, 2002, goodwill and intangible assets with indefinite lives are to no longer be amortized but are to be reviewed annually (or more frequently if impairment indicators arise) for impairment. Goodwill was being amortized on a straight-line basis over 40 years. The amortization was discontinued as of January 1, 2002. There have been no changes in the carrying amount of goodwill for the year ended December 31, 2003. In accordance with SFAS 142, management has evaluated goodwill and determined that no impairment exists as of December 31, 2003.

        Revenue Recognition and Recourse Agreements—Income from the sale of new and used trucks is recognized when the seller and customer execute a purchase contract, delivery has occurred and there are no significant uncertainties related to financing or collectibility. The Company facilitates the financing of new and used trucks for its customers. Generally, the Company will execute a finance contract and immediately sell such contract to a third-party finance company. The Company recognizes finance income in the amount received from the third-party finance companies, net of a provision for estimated repossession losses and interest charge backs. The Company may, upon such a sale, agree to accept limited recourse in the event the truck is subsequently repossessed. The Company's recourse obligation is determined, based on the model year of the truck sold and other factors. The Company provides a reserve for repossession losses after considering historical loss experience and the existing portfolio of limited recourse contracts outstanding. If a customer prepays or fails to pay a contract, thereby terminating a finance contract prior to scheduled maturity, a portion of the finance income may be charged back to the Company based on the relevant terms of the contract. The Company provides for this charge back exposure based on historical charge back experience and early termination rates. The Company, through ATS Financial, will retain certain finance contracts for its own account. Finance income on retained contracts is recognized over the life of the contract. A reserve for loan losses is provided for estimated losses related to retained contracts.

        The Company recognized repossession and loan loss expense of approximately $3,582,000 in 2003 and $2,405,000 in 2002, which is included in "Income from Finance and Leasing, Net", in the accompanying consolidated statements of income. Parts and service revenue is recognized when the Company sells a part to its customer or when service work is completed.

        Income Taxes—Effective January 1, 2000, the Company elected S Corporation filing status under Internal Revenue Service regulations. Accordingly, federal income taxes are not imposed upon the Company, except in certain limited circumstances where taxes may be assessed on gains realized due to the sale of certain assets. The Company also incurs taxes at the state level, including income and franchise taxes.

        Fair Value of Financial Instruments—The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, debt and an interest rate swap agreement. The fair values of cash and cash equivalents, accounts receivable, notes receivable and accounts payable approximate their respective carrying values. The fair value of debt is estimated based on current rates available for similar debt with similar maturities and security. All of the Company's debt bears interest rates approximating market rates as of December 31, 2003 and, as a result, the carrying value of the Company's debt approximates its fair value.

        The fair value of the interest rate swap agreement is estimated based upon the amount that the Company would receive or pay to terminate the swap agreement at the reporting date, taking into consideration current interest rates and any related credit risk. The Company does not anticipate nonperformance by the financial institution, and no material loss would be expected from their nonperformance.

        Reclassification—The Company entered into an interest rate swap agreement in 2001. This agreement was accounted for as a cash flow hedge in 2001 and 2002. The hedge was not effective and the 2002 financial statements have been reclassified to reflect that no comprehensive income (loss) had occurred.

2. Inventories

        Inventories as of December 31, are as follows:

	2003	2002
New trucks	$31,467,178	$27,545,302
Used trucks	13,984,906	12,036,879
Parts and accessories	6,349,422	6,094,223

	$51,801,506	$45,676,404

        Substantially all inventories of new and used trucks are pledged as collateral in connection with the floor plan lines of credit.

3. Property and Equipment

        Property and equipment as of December 31, are as follows:

	Estimated Useful Lives (In Years)	2003	2002
Land	—	$8,247,398	$6,645,292
Buildings and improvements	5-39	14,944,032	14,440,941
Equipment	3-5	4,911,494	4,981,236
Furniture and fixtures	5	1,517,229	1,537,200
Leased vehicles	3-5	9,942,828	3,186,755
Company vehicles	5	1,656,356	1,695,225
Construction in progress		—	168,946

		$41,219,337	$32,655,595
Less accumulated depreciation		11,212,053	11,126,444

		$30,007,284	$21,529,151

        Substantially all of the Company's real property is pledged under long-term debt agreements.

4. Floor Plan Lines of Credit

        The Company uses floor plan lines of credit (the Floor Plan) to facilitate its purchases of new and used truck inventories. The Company's Floor Plan is secured by its new and used truck inventories and any cash or receivables resulting from the sale of such collateral and is guaranteed by a stockholder of the Company. The total amount of credit available fluctuates depending on the level of new truck purchases. The Floor Plan interest rate is based on the 30 day Commercial Paper Index as reported on the first day of each month in the Wall Street Journal, plus 2.125% (for a total rate of 3.125% at December 31, 2003). Floor Plan is generally paid off on the third day following the receipt of payment on a vehicle sale to allow the funds to become available. Borrowings under the Floor Plan are due upon demand.

        Amounts of collateral as of December 31, are as follows:

	2003	2002
Inventories, new and used trucks	$45,452,084	$39,582,181
Truck sale related accounts receivable	3,773,132	4,163,652
Truck sale related contracts-in-transit	12,294,566	6,728,658
Cash held for Floor Plan payment related to receipts from Truck sales	6,091,781	3,512,627

Total	67,611,563	53,987,118

Floor plan lines of credit	$63,600,482	$46,279,839

5. Long Term Debt

        Total long term debt as of December 31, is as follows:

	2003	2002
Equipment financing notes payable	$10,492,692	$9,395,587
Real estate mortgage notes payable	16,235,328	15,958,965
Acquisition financing note payable	—	2,281,170
Revolving lines of credit	4,624,078	315,577

	31,352,098	27,951,299
Less current portion	9,018,580	9,767,412

Total long term debt	$22,333,518	$18,183,887

        Equipment Financing Notes Payable—The Company, mostly through ATS Financial, has entered into financing arrangements with several third-party finance institutions. In general, the Company will obtain loans from the financial institutions to provide funding for the purchase of equipment to be leased to freight carriers or to provide funding for loans to fleets or owner/operators seeking to purchase equipment. Each loan is individually negotiated and is secured by the underlying equipment and/or the Company's rights in all accounts, chattel paper, equipment, instruments and contract rights. The loans outstanding bear interest at rates ranging from 0% to 9.18% and mature on various dates through February 2008.

        Real Estate Mortgage Notes Payable—The Company has both fixed and variable rate real estate notes with several lenders. The proceeds from the issuance of the variable and fixed rate real estate notes were used primarily to acquire land, buildings, and to make improvements. These notes are secured by real estate. The Company's variable interest rate notes have rates based on several indices, with rates ranging from 3.14% to 6.875% at December 31, 2003. Monthly payments on these notes range from $3,400 to $59,028, plus interest. Maturities of these notes range from June 2004 to November 2027. The Company's fixed rate debt has a rate of 7.25% and matures in August 2006. Payments are $3,300 per month. The stockholders of the Company and many of the Company's subsidiaries guarantee the notes. Under the terms of the notes, the Company is obligated to maintain certain collateral coverage covenants and is restricted as to future transactions involving additional indebtedness. At December 31, 2003 and 2002, the Company was in compliance with all such covenants.

        Revolving Lines of Credit—The Company has a revolving line-of-credit facility (the Credit Facility) with a bank under which ATS may borrow up to $6,000,000. As of December 31, 2003, the outstanding line-of-credit balance was $4,624,078. The Credit Facility bears interest at a variable rate of Libor plus 2% (3.154% at December 31, 2003). Interest is payable monthly. Borrowings outstanding under the Credit Facility are due on September 30, 2004. The Credit Facility is secured by substantially all of ATS's tangible assets not previously pledged. Under the terms of the Credit Facility, the Company is obligated to maintain certain financial covenants and is restricted as to future transactions involving additional secured debt, dividends, security issuances, recapitalizations, capital expenditures and lease commitments. At December 31, 2003 and 2002, the Company was in compliance with all such covenants. The stockholders of the Company guarantee the Credit Facility.

        Maturities on long-term debt as of December 31, 2003, are as follows:

Year ending,
2004	$9,018,580
2005	2,682,645
2006	3,078,832
2007	5,485,862
2008	2,867,844
Thereafter	8,218,335

$31,352,098

        Interest Rate Swap Agreement—During 2003, the Company entered into an interest rate swap agreement with a major financial institution in order to reduce the impact of changes in market interest rates on HPLC. The agreement provides for the Company to pay the financial institution monthly interest payments at a fixed rate of 5.55%, in exchange for the receipt of monthly interest payments based on the LIBOR rate. The original notional amount was $12,759,231, and the LIBOR rate is adjusted monthly. The agreement matures in July 2013 and is secured by real estate owned by HPLC. The fair value of the interest rate swap was $1,132,210 at December 31, 2003, and is recorded in other liabilities. Additionally, the Company's performance under this agreement is guaranteed by the stockholders of the Company and other subsidiaries.

6. Stockholders' Equity

        In 1997, the Company entered into a plan and agreement of reorganization (the Plan) by and among (a) the Company, (b) NPI, ATS Leasing and LPI (the Nashville Group), (c) DPL, HPLC and ATS Financial (the Dallas Group), (d) MKJ Family Enterprises, Inc., and MKJ, owners of the Dallas Group and (e) the Baker Nashville Partnership (the Sellers), owners of the Nashville Group. Under the terms of the Plan, the Dallas Group acquired the Nashville Group and in 1998, the Company became obligated to repurchase certain shares of the Company's Class A common stock previously owned by one of the Seller' principals. The Company recorded such shares as treasury stock in 1998 and the final payment due pursuant to the repurchase obligation was paid during 2001. In 1999, an officer of the Company purchased all of the remaining Class A common stock of the Company owned by the Sellers. In the event that the Company completes an initial public offering within six years of the date of repurchase of each Sellers' ownership interest, additional consideration may be due to the Sellers.

        In 2003, the Company declared and paid dividends to its stockholders in the aggregate amount of $2,245,699.

7. Income Taxes

        The provision (benefit) for income taxes for the year ended December 31, is as follows:

	2003	2002
Current income taxes	$(239,387)	$108,101
Deferred income taxes	—	—

Income tax provision (benefit)	$(239,387)	$108,101

8. Related Party Transactions

        The Company periodically makes non-interest bearing cash advances to or receives payments from certain affiliated persons and entities, including transactions with the Company's principal stockholders, who are also chairman and president of the Company, and with other affiliates including an aviation company. Advances to these entities are generally to provide operating funds or to make capital expenditures. Payments from these entities are generally to repay amounts previously advanced or to take advantage of the Company's resources for investing cash. No due dates have been established for repayment of some of the advances. The net receivables from affiliated entities were $1,620,594 and $243,064 at December 31, 2003 and 2002, respectively.

        On June 30, 2000, the Company consummated a promissory note receivable from one of its stockholders. The note consists of a $5,000,000 revolving line of credit, which bears interest at 7.00% and matures on December 31, 2010. At December 31, 2003 and 2002, the note receivable balance was $7,897,625 and $5,355,748, respectively.

        On August 10, 2000, the Company extended a promissory note receivable from a stockholder for the purchase of the Sellers' shares of Class A common stock. The note consists of a $4,000,000 revolving line of credit, which bears interest at 7.00% and matures on December 31, 2010. At December 31, 2003, the note receivable balance was $1,000,000.

        On July 31, 2000, HPLC executed a $6,011,810 note receivable from an affiliate of the Company, bearing interest at 7.00%. The note was amended on February 9, 2001 (due to a large principal payment in December 31, 2000), to provide for monthly installments of principal and interest of $23,452 through July 31, 2030. At December 31, 2003 and 2002, the note receivable balance was $3,398,921 and $3,437,436, respectively. The note is secured by a second lien on real estate.

        The Company recognized approximately $813,622 and $926,000 of interest income from related-party receivables in 2003 and 2002, respectively.

        An affiliate of the Company owns and operates an airplane. During 2003 and 2002, the Company incurred approximately $826,000 and $902,000, respectively, related to use of the affiliate's aircraft. This expense is included in selling, general and administrative expense in the consolidated statements of income.

9. Commitments and Contingencies

        The Company leases certain facilities and equipment under lease agreements that have been classified as operating leases. A significant portion of the operating lease commitments relates to equipment that is subleased to customers. Total rental expense included in the accompanying consolidated statement of income for 2003 for such leases is approximately $1,353,000. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year as of December 31, 2003, are as follows:

Year ending,
2004	$904,686
2005	664,837
2006	522,433
2007	259,343
2008	1,071

$2,352,370

        The Company has guaranteed a loan made to the affiliated aviation company (see Note 8). The note balance at December 31, 2003 is approximately $2,424,000 and is secured by an airplane owned by the affiliated aviation company. This guarantee would require payment only in the event of default on payment by the debtor. Management believes the likelihood is remote that payment will be required under this guarantee.

10. Concentrations of Risk

        Substantially all of the Company's trade receivables result from the sales of new and used trucks to owner-operators or heavy-duty truck fleet owners or from the sale of parts and service to owners of heavy-duty trucks. The concentration of customers in a single industry may impact the Company's overall risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In general, the Company may mitigate its risk of collection of funds from sales of new and used trucks by transferring the receivables to third-party lenders. Receivables from the sale of parts and service are generally not collateralized.

        The Company is dependent on Peterbilt for its new truck inventories. Peterbilt operates three manufacturing plants, one in Denton, Texas, one in Nashville, Tennessee, and one in Ste-Therese, Quebec. Peterbilt manufactures a limited number of trucks each year and the demand for such trucks by the Company and by other Peterbilt dealers may be greater than Peterbilt's manufacturing capacity.

        The Company maintains cash deposits in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts and does not currently believe it is exposed to any significant credit risk related to its cash and cash equivalents.

11. Retirement Plan

        The Company provides a 401(k) plan for all eligible employees. Employee contributions are by salary reduction and are made at the individual employee's discretion, within limits set forth in the 401(k) plan agreement and in the Internal Revenue Code. The employer may elect to match employee contributions up to a designated amount. Employer matching contributions amounted to approximately $128,000 and $145,000 for 2003 and 2002, respectively.

12. Restatement for Correction of Error

        During 2004, errors regarding accrued liabilities related to finance income charge backs and to vacation pay were discovered. Accordingly, the 2003 and 2002 consolidated financial statements have been restated to correct these errors. The effect of the correction to the finance income charge back liability increases accrued liabilities by $1,392,221 and $863,881, at December 31, 2003 and 2002, respectively, and decreases net income by $528,340 and $863,881 for 2003 and 2002, respectively. The effect of the correction to the vacation pay liability increases accrued liabilities and decreases retained earnings by $306,624 at December 31, 2001, and increases accrued liabilities by $295,297 and $306,624, at December 31, 2003 and 2002, respectively, and increased net income by $11,327 and $0 for 2003 and 2002, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Rush Enterprises, Inc.:

        We have audited the accompanying consolidated balance sheets of Rush Enterprises, Inc., a Texas corporation, and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rush Enterprises, Inc., and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2 to the consolidated financial statements, in 2002 the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and other Intangible Assets."

                      /s/ERNST & YOUNG LLP

San Antonio, Texas
February 20, 2004

RUSH ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2002 AND 2003

(In Thousands, Except Shares and Per Share Amounts)

	December 31, 2002	December 31, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,763	$34,389
Accounts receivable	25,535	24,492
Inventories	115,333	137,423
Prepaid expenses and other	1,764	1,122
Assets held for sale	16,962	8,824
Deferred income taxes	4,375	2,863

Total current assets	188,732	209,113
PROPERTY AND EQUIPMENT, net	117,859	114,477
OTHER ASSETS, net	38,519	43,288

Total assets	$345,110	$366,878

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Floor plan notes payable	$89,288	$108,235
Current maturities of long-term debt	24,958	23,767
Advances outstanding under lines of credit	22,395	17,732
Trade accounts payable	15,082	16,170
Accrued expenses	29,014	29,096

Total current liabilities	180,737	195,000
LONG-TERM DEBT, net of current maturities	69,958	66,261
DEFERRED INCOME TAXES, net	14,720	16,911
SHAREHOLDERS' EQUITY:
Preferred stock, par value $.01 per share; 1,000 shares authorized; 0 shares outstanding in 2002 and 2003	—	—
Common stock, par value $.01 per share; 50,000,000 shares authorized; 14,004,088 shares outstanding in 2002 and 14,042,304 outstanding in 2003	140	140
Additional paid-in capital	39,155	39,337
Retained earnings	40,400	49,229

Total shareholders' equity	79,695	88,706

Total liabilities and shareholders' equity	$345,110	$366,878

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In Thousands, Except Per Share Amounts)

	2001	2002	2003
REVENUES:
New and used truck sales	$438,143	$488,456	$501,757
Parts and service	188,566	211,478	249,818
Construction equipment sales	31,666	24,324	28,263
Lease and rental	25,040	25,277	25,847
Finance and insurance	5,251	5,448	6,286
Other	2,847	2,164	3,361

Total revenues	691,513	757,147	815,332
COST OF PRODUCTS SOLD	562,316	615,942	662,082

GROSS PROFIT	129,197	141,205	153,250
SELLING, GENERAL AND ADMINISTRATIVE	101,832	111,721	124,207
DEPRECIATION AND AMORTIZATION	9,176	8,594	8,929

OPERATING INCOME	18,189	20,890	20,114
INTEREST INCOME (EXPENSE):
Interest income	429	239	290
Interest expense	(9,696)	(6,738)	(6,638)

Total interest expense, net	(9,267)	(6,499)	(6,348)
GAIN ON SALE OF ASSETS	1,067	155	1,984

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	9,989	14,546	15,750
PROVISION FOR INCOME TAXES	3,996	5,818	6,300

INCOME FROM CONTINUING OPERATIONS	5,993	8,728	9,450
(LOSS) FROM DISCONTINUED OPERATIONS, NET	(2,731)	(10,472)	(621)

NET INCOME (LOSS)	$3,262	$(1,744)	$8,829

EARNINGS PER SHARE (Note 14):
EARNINGS (LOSS) PER COMMON SHARE — BASIC
Income from continuing operations	$0.43	$0.62	$0.67

Net income (loss)	$0.23	$(0.12)	$0.63

EARNINGS (LOSS) PER COMMON SHARE — DILUTED
Income from continuing operations	$0.42	$0.60	$0.63

Net income (loss)	$0.23	$(0.12)	$0.59

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In Thousands)

	Common Stock
	Shares Issued and Outstanding	$.01 Par Value	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2000	14,004	$140	$39,155	$38,882
NET INCOME	—	—	—	3,262

BALANCE, December 31, 2001	14,004	140	39,155	42,144
NET (LOSS)	—	—	—	(1,744)

BALANCE, December 31, 2002	14,004	140	39,155	40,400
EXERCISE OF EMPLOYEE STOCK OPTIONS	38		182
NET INCOME	—	—	—	8,829

BALANCE, December 31, 2003	14,042	$140	$39,337	$49,229

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(In Thousands)

	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations	$5,993	$8,728	$9,450
Adjustments to reconcile net income to net cash provided by (used in) operating activities, net of acquisitions-
(Loss) from discontinued operations	(2,731)	(10,472)	(621)
Depreciation and amortization	15,848	15,846	15,542
Gain on sale of property and equipment	(1,614)	(557)	(1,444)
Provision for deferred income tax expense	2,910	(659)	3,703
Net charges related to discontinued operations	—	11,972	—
Change in accounts receivable, net	(6,032)	1,468	1,043
Change in inventories	65,084	(12,741)	(13,154)
Change in prepaid expenses and other, net	2,572	(520)	642
Change in trade accounts payable	1,127	(202)	1,088
Change in accrued expenses	5,543	3,105	82

Net cash provided by operating activities	88,700	15,968	16,331

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(20,726)	(16,526)	(18,772)
Proceeds from the sale of property and equipment	6,773	3,946	7,521
Business acquisitions	(2,646)	—	(5,547)
Change in other assets	(4,628)	929	(33)

Net cash used in investing activities	(21,227)	(11,651)	(16,831)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	23,481	21,777	19,230
Payments on long-term debt	(16,297)	(25,031)	(24,118)
Draws (payments) on floor plan notes payable, net	(62,291)	3,988	19,590
Draws on lines of credit, net	(11,320)	(64)	(4,663)
Issuance of shares relating to employee stock options	—	—	182
Debt issuance costs	(86)	(76)	(95)

Net cash provided by (used in) financing activities	(66,513)	594	10,126

NET INCREASE IN CASH AND CASH EQUIVALENTS	960	4,911	9,626
CASH AND CASH EQUIVALENTS, beginning of year	18,892	19,852	24,763

CASH AND CASH EQUIVALENTS, end of year	$19,852	$24,763	$34,389

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for-
Interest	$12,161	$8,176	$7,086

Income taxes	$401	$824	$1,487

The accompanying notes are an integral part of these consolidated financial statements.

RUSH ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS:

        Rush Enterprises, Inc. (the "Company") was incorporated in June 1996 under the laws of the State of Texas. The Company, founded in 1965, now operates a Heavy-Duty Truck segment, a Construction Equipment segment and a Retail segment. The Heavy-Duty Truck segment operates a regional network of 37 truck centers that provide an integrated one-stop source for the trucking needs of its customers, including retail sales of new Peterbilt and used heavy-duty trucks; parts, service and body shop facilities; and financial services, including assisting in the financing of new and used truck purchases, insurance products and truck leasing and rentals. The Company's truck centers are located in areas on or near major highways in Texas, California, Colorado, Oklahoma, Arizona, Florida, Alabama and New Mexico. The Construction Equipment segment, formed during 1997, operates a John Deere equipment center in Houston, Texas. A portion of this segment, that operated five John Deere Equipment Centers in Michigan, was discontinued during 2002 (see Note 3). Dealership operations include the retail sale of new and used equipment, aftermarket parts and service facilities, equipment rentals and the financing of new and used equipment (see Note 19). The Retail segment's primary line of business is the retail sale of farm and ranch supplies including fencing, horse and cattle trailers, veterinarian supplies and western wear. The Retail segment is currently operating as a discontinued operation pending disposal (see Note 3).

        In February 2003, the Company acquired the common stock of Orange County Truck and Trailers, Inc. ("Orange County"), a Peterbilt dealer in central Florida. The acquisition provides Rush with the exclusive rights to sell Peterbilt trucks and parts from three new locations in central Florida, including Orlando, Haines City, and Tampa. The transaction was valued at approximately $5.4 million, with the purchase price paid in cash.

        In April 2003, the Company purchased substantially all of the assets of Peterbilt of Mobile, Inc., which consisted of a dealership location in Mobile, Alabama. Peterbilt of Mobile, Inc.'s primary line of business is the sale of new Peterbilt and used heavy-duty trucks, parts and service. The transaction was valued at approximately $1.4 million, with the purchase price paid in cash.

        As part of the Company's corporate reorganization in connection with its initial public offering ("Offering") in June 1996, the Company acquired, as a wholly owned subsidiary, a managing general agent (the "MGA") to manage all of the operations of Associated Acceptance, Inc. ("AA"). W. Marvin Rush, the sole shareholder of AA, is prohibited from the sale or transfer of the capital stock of AA under the MGA agreement, except as designated by the Company. Therefore, the financial position and operations of AA have been included as part of the Company's consolidated financial position and results of operations for all periods presented.

        Effective at the close of business on July 9, 2002 (the "Record Date"), pursuant to action taken by the shareholders at the Annual Meeting of the Company held July 9, 2002, and described in the Proxy Statement dated May 15, 2002, the Board of Directors of the Company reclassified the outstanding common stock, $0.01 par value per share (the "Old Common Stock"), as Class B Common Stock, $0.01 par value per share (the "Class B Common Stock"), and declared a stock dividend of one share of a new Class A Common Stock, $.01 par value per share, for each share of Class B Common Stock held by shareholders of record on the Record Date. Each share of Class A Common Stock ranks substantially equal to each share of Class B Common Stock with respect to receipt of any dividends or distributions declared on shares of common stock and the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation preference payments to holders of preferred shares. However, holders of Class A Common Stock will have 1/20th of one vote per share on all matters requiring a shareholder vote, while holders of Class B Common Stock will retain their full vote per share. The Company's stock trades on the NASDAQ National

Market under the symbols RUSHA and RUSHB. Prior to the reclassification and stock dividend, the Company had 7,002,044 shares of Old Common Stock outstanding. Subsequent to the reclassification and stock dividend, the Company had 7,002,044 shares of Class A Common Stock and 7,002,044 shares of Class B Common Stock outstanding. Additionally, all stock option information in Note 13 has been adjusted to reflect the above transaction for all periods presented. The adjustment has caused the total number of options to double, and the grant price per option to be reduced by 50%.

        All significant interdivision and intercompany accounts and transactions have been eliminated in consolidation. Certain prior period balances have been reclassified for comparative purposes.

2. SIGNIFICANT ACCOUNTING POLICIES:

Estimates in Financial Statements

        The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Inventories

        Inventories are stated at the lower of cost or market value. Cost is determined by specific identification for new and used truck and construction equipment inventory and by the first-in, first-out method for tires, parts and accessories. An allowance is provided when it is anticipated that cost will exceed net realizable value.

Property and Equipment

        Property and equipment are depreciated over their estimated useful lives. Leasehold improvements are amortized over the useful life of the improvement, or the term of the lease, whichever is shorter. Provision for depreciation of property and equipment is calculated primarily on a straight-line basis. The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest, when incurred, is added to the cost of underlying assets and is amortized over the estimated useful life of such assets. The Company did not incur any capitalized interest related to major capital projects in the periods presented. The cost, accumulated depreciation and amortization and estimated useful lives are summarized as follows (in thousands):

	December 31,
			Estimated Life (Years)
	2002	2003
Land	$15,582	$15,698	—
Buildings and improvements	42,224	42,239	31-39
Leasehold improvements	10,009	9,053	7-15
Machinery and shop equipment	14,244	16,721	5-7
Furniture and fixtures	17,345	19,133	5-7
Transportation equipment	15,675	16,598	2-5
Leasing vehicles	48,267	51,033	4-8
Construction in progress	2,402	2,288
Accumulated depreciation and amortization	(47,889)	(58,286)

	$117,859	$114,477

Allowance for Doubtful Receivables and Repossession Losses

        The Company provides an allowance for doubtful receivables and repossession losses after considering historical loss experience and other factors, which might affect the collection of accounts receivable and the ability of customers to meet their obligations on finance contracts sold by the Company.

Other Assets

        Other assets consist primarily of goodwill related to acquisitions of approximately $37.7 million as of December 31, 2002 and $42.5 million as of December 31, 2003. Accumulated amortization of other assets at December 31, 2002 was approximately $4.4 million and at December 31, 2003 was approximately $4.6 million. Annually, the Company assesses the appropriateness of the asset valuations of other assets and the related amortization period if applicable.

        Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 became effective January 1, 2002. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of SFAS 142 are to be reported as resulting from a change in accounting principle. The Company completed its initial impairment review and recorded no impairment charges in its financial statements at the date of adoption. However, the Company is exposed to the possibility that changes in market conditions could result in significant impairment charges in the future, thus resulting in a potential increase in earnings volatility. In addition, as a result of SFAS 142, the Company's amortization expense is lower as the Company no longer amortizes goodwill. Assuming the adoption of SFAS 142 had occurred at the beginning of 2001, net income and earnings per share would have been as follows for the three years ended December 31, 2003 (in thousands):

	Pro Forma 2001	Actual 2002	Actual 2003
Income from continuing operations	$5,993	$8,728	$9,450
Amortization expense, net of tax	714	—	—

Adjusted income from continuing operations	$6,707	$8,728	$9,450
(Loss) from discontinued operations	$(2,731)	$(10,472)	$(621)
Amortization expense, net of tax	105	—	—

Adjusted (loss) from discontinued operations	$(2,626)	$(10,472)	$(621)
Net Income (loss)	$4,081	$(1,744)	$8,829

Basic earnings per share from continuing operations	$0.48	$0.62	$0.67

Basic earnings per share	$0.29	$(0.12)	$0.63

Diluted earnings per share from continuing operations	$0.47	$0.60	$0.63

Diluted earnings per share	$0.29	$(0.12)	$0.59

        Included in the (Loss) from discontinued operations above for 2002 are goodwill impairment losses, net of taxes, of $1.3 million, related to the sale of the Michigan John Deere construction equipment stores, and $0.9 million, related to the pending sale of the Seguin D&D store (see Note 3).

        The Company has completed its impairment review for goodwill related to continuing operations at December 31, 2003 and recorded no impairment charges in its financial statements.

Income Taxes

        Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse.

Revenue Recognition Policies

        Income on the sale of vehicles and construction equipment (collectively, "unit") is recognized when the seller and customer execute a purchase contract, delivery has occurred and there are no significant uncertainties related to financing or collectibility. Finance income related to the sale of a unit is recognized over the period of the respective finance contract, based on the effective interest rate method, if the finance contract is retained by the Company. During 2001, 2002 and 2003, no finance contracts were retained for any significant length of time by the Company but were generally sold, with limited recourse, to certain finance companies concurrent with the sale of the related unit. Gain or loss is recognized by the Company upon the sale of such finance contracts to the finance companies, net of a provision for estimated repossession losses and early repayment penalties. Lease and rental income is recognized over the period of the related lease or rental agreement. Parts and services revenue is earned at the time the Company sells the parts to its customers or at the time the Company completes the service work order related to service provided to the customer's unit. Payments received on prepaid maintenance plans are deferred as a component of accrued expenses and recognized as income when the maintenance is performed.

Stock Options

        In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued. SFAS 123 defines a fair value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period of the award, which is usually the vesting period. However, SFAS 123 also allows entities to continue to measure compensation costs for employee stock compensation plans using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Because the Company has elected to continue to follow APB 25, SFAS 123 requires disclosure of pro forma net income and earnings per share as if the new fair value accounting method were adopted.

        If the Company had adopted the fair value accounting method under SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	2001	2002	2003
Income from continuing operations
As reported	$5,993	$8,728	$9,450
Pro forma	5,013	7,683	8,605
Basic earnings per share—
As reported	$0.43	$0.62	$0.67
Pro forma	0.36	0.55	0.61
Diluted earnings per share—
As reported	$0.42	$0.60	$0.63
Pro forma	0.36	0.53	0.57
Net income
As reported	$3,262	$(1,744)	$8,829
Pro forma	2,282	(2,789)	7,984
Basic earnings per share—
As reported	$0.23	$(0.12)	$0.63
Pro forma	0.16	(0.20)	0.57
Diluted earnings per share—
As reported	$0.23	$(0.12)	$0.59
Pro forma	0.16	(0.19)	0.53

        The fair value of these options was estimated using a Black-Scholes option pricing model with a risk-free interest rate of 6.0% for 2001 and 2002 and a range of 3.65% to 4.2% for 2003, volatility factors of 1.891 for 2001, a range of 1.792 to 1.877 for 2002 and a range of .433 to .471 for 2003, a dividend yield of 0%, and an expected option life from zero to seven years for 2001, 2002 and 2003.

Advertising Costs

        The Company charges advertising costs to expenses as incurred. Advertising and marketing expense related to operations was $1.2 million for fiscal year 2001, $1.3 million for fiscal year 2002, and $1.4 million for fiscal year 2003. Advertising and marketing expense is included in selling, general and administrative expense.

Statement of Cash Flows

        Cash and cash equivalents generally consist of cash and other money market instruments. The Company considers any temporary investments that mature in three months or less when purchased to be cash equivalents for reporting cash flows.

Accounting Pronouncements

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The statement requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 became effective for financial statements beginning January 1, 2003. The application of the new accounting standard did not have a material impact on the Company's financial statements.

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and establishes accounting standards for the impairment and disposal of long-lived assets and criteria for determining when a long-lived asset is held for sale. SFAS 144 removes the requirement to allocate goodwill to long-lived assets to be tested for impairment, requires that the depreciable life of a long-lived asset to be abandoned be revised in accordance with APB Opinion No. 20, "Accounting Changes," provides that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired and broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 became effective for financial statements beginning January 1, 2002. The Company has complied with the requirements of SFAS 144 in reporting its discontinued operations in 2002 (see Note 3).

        In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair market value in the period in which the liability is incurred except for a liability for onetime termination benefits that is incurred over time. The provisions of SFAS 146 became effective for exit or disposal activities initiated after December 31, 2002. The Company has adopted SFAS 146 and it did not have a material impact on our financial position or results of operations.

        In November 2002, FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, we must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted FIN 45 and it did not have a material impact on our financial position or results of operations.

        In December 2002, FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS 148

amends SFAS 123 to provide alternate methods of transition for an entity that changes to the fair-value method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure provisions of SFAS 123 to require expanded and more prominent disclosure of the effects of an entity's accounting policy in the summary of significant accounting policies section with respect to stock-based employee compensation. The amendment of the annual disclosure requirements of SFAS 123 is effective for fiscal years ending after December 15, 2002. The Company has included the amended disclosure requirement of SFAS 148 in the Notes to Consolidated Financial Statements.

        In January 2003, FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," and in December 2003 issued a revised interpretation ("FIN 46R"). FIN 46 and FIN 46R address the accounting for, and disclosure of, investments in variable interest entities. The Company has adopted FIN 46 and FIN 46R and they did not have a material impact on our financial position or results of operations.

        In April 2003, FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The Company has adopted SFAS 149 for all contracts entered into or modified after June 30, 2003 and it did not have a material impact on our financial condition or results of operations.

        On May 15, 2003, FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." The statement established standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 must be applied immediately to instruments entered into or modified after May 31, 2003. The Company has adopted SFAS 150 and has determined it will not have a material impact on our financial position or results of operations.

3. DISCONTINUED OPERATIONS

        On November 12, 2002, the Company announced that it would sell its Michigan John Deere construction equipment stores as a result of continuing deterioration in the Michigan construction equipment market and its location in regards to the Company's other operations and its plans for future expansion. The sale of the Michigan construction equipment stores was substantially complete at December 31, 2002. Prior to the sale, Michigan construction equipment stores were part of the Company's Construction Equipment segment. The Construction Equipment segment has been restated for all periods presented to exclude the Michigan stores.

        On November 12, 2002 the Company decided to discontinue its Retail segment, which operated three farm and ranch retail stores in Seguin, Hockley and Denton, Texas. The Company decided that the Retail segment did not fit into its long-term plans of growing its core heavy-duty truck and construction equipment businesses. The Denton store was closed in December 2002, the Hockley store began liquidating inventory during November 2002 and completed the liquidation on March 9, 2003. The Company is actively marketing the Seguin store and expects to sell the store by December 31, 2004. As a result of these actions, the Retail segment will no longer be reported as a separate business segment.

        As a result of these decisions the Company recognized nonrecurring and unusual charges, net of income tax benefits, of $8.3 million ($0.58 per diluted share) in the fourth quarter of 2002. Following is a discussion that describes the components of the $8.3 million in charges based on their classification in the Company's consolidated financial statements.

        The $8.3 million in charges recorded in the fourth quarter of 2002 included charges, net of income tax benefits, of approximately $2.5 million related to the Michigan John Deere construction equipment stores sold during December 2002. The remaining $5.8 million in charges relate to closing, liquidation and pending sale of Retail segment stores described above. These charges are included in discontinued operations in the Company's consolidated statements of income in accordance with SFAS 144. In addition, the results of operations of these businesses have been classified as discontinued operations in the Company's consolidated statements of income for all periods presented. Similarly, certain assets of these businesses have been separately identified in the consolidated balance sheet as being held for sale. The Company expects to complete the sale of these assets by December 31, 2004. Depreciation and amortization expense are no longer being recorded with respect to the assets of these businesses in accordance with SFAS 144. These assets are recorded at estimated fair value less cost to sell at December 31, 2003. Changes in the estimated fair value will be recorded in future periods as determined.

        Net sales and earnings (loss) before income taxes related to the discontinued businesses were as follows (in thousands):

	2001	2002	2003
Michigan Construction Equipment Stores
Net Sales	$50,844	$37,407	$251
Earnings (loss) before income taxes:
Results of operations from discontinued operations	(552)	(1,425)	—
Charges related to discontinued operations	—	(4,128)	—

(Loss) before income taxes	(552)	(5,553)	—
Income tax benefit (expense)	221	2,222	—

Net (loss) from discontinued operations	$(331)	$(3,331)	$—

Retail Segment Stores (D&D)
Net Sales	$40,808	$39,571	$17,298
Earnings (loss) before income taxes:
Results of operations from discontinued operations	(4,001)	(2,119)	(1,035)
Charges related to discontinued operations	—	(9,007)	—

(Loss) before income taxes	(4,001)	(11,126)	(1,035)
Income tax benefit (expense)	1,601	3,985	414

Net (loss) from discontinued operations	$(2,400)	$(7,141)	$(621)

        Included in the $4.1 million Michigan construction equipment stores charge for 2002 was a goodwill impairment of $2.2 million, a loss on the disposal of inventory of $1.5 million, $0.7 million expense for early termination benefits, and a gain on the sale of fixed assets of $0.3 million. The remaining charges are related to costs associated with infrastructure reduction, including professional fees and facilities. No further charges related to the disposition were incurred during 2003.

        Included in the $9.0 million D&D charge for 2002 was a $5.1 million loss for the sale of fixed assets, $1.5 million loss on the disposal of inventory, $1.1 million expense for early termination benefits and a $1.0 million impairment of goodwill. The remaining charges were related to costs associated with infrastructure reduction, including professional fees and facilities. No further charges related to the disposition were incurred during 2003.

        The major classes of assets of the discontinued operations classified as held for sale and included in the consolidated balance sheet were as follows (in thousands):

	2002	2003
Inventories	$10,218	$2,496
Property and equipment, net	6,744	6,328

Assets held for sale	$16,962	$8,824

4. SUPPLIER AND CUSTOMER CONCENTRATION:

Major Suppliers and Dealership Agreements

        The Company has entered into dealership agreements with various companies ("Distributors"). These agreements are nonexclusive agreements that allow the Company to stock, sell at retail and service trucks, equipment and products of the Distributors in the Company's defined market. The agreements allow the Company to use the Distributor's name, trade symbols and intellectual property and expire as follows:

Distributor	Expiration Dates
PACCAR	August 2004 to October 2006
John Deere	Indefinite

        These agreements, as well as agreements with various other Distributors, impose a number of restrictions and obligations on the Company, including restrictions on a change in control of the Company and the maintenance of certain required levels of working capital. Violation of these restrictions could result in the loss of the Company's right to purchase the Distributor's products and use the Distributor's trademarks. As of December 31, 2003, the Company's management believes it was in compliance with all the restrictions and obligations of its dealership agreements.

        The Company purchases most of its new vehicles and parts from PACCAR, the maker of Peterbilt trucks and parts, at prevailing prices charged to all franchised dealers. Sales of new Peterbilt trucks accounted for 97%, 98% and 95% of the Company's new vehicle sales for the years ended December 31, 2001, 2002 and 2003, respectively.

        The Company purchases most of its new construction equipment and parts from John Deere at prevailing prices charged to all franchised dealers. Sales of new John Deere equipment accounted for 85%, 91% and 93% of the Company's new equipment sales for the years ended December 31, 2001, 2002 and 2003, respectively.

Primary Lenders

        The Company purchases its new and used truck and construction equipment inventories with the assistance of floor plan financing programs offered by various financial institutions and John Deere.

The financial institution used for truck inventory purchases also provides the Company with a line of credit that allows borrowings of up to $13,500,000 and with notes on certain real estate properties. The floor plan agreement with the financial institution, used for truck inventory purchases, provides that such agreement may be terminated at the option of the lender with notice of 120 days.

        The floor plan agreement with one of the financial institutions used for construction equipment purchases expires in June 2004. Additionally, floor plan financing is provided by John Deere pursuant to the Company's equipment dealership agreement. Furthermore, the agreements also provide that the occurrence of certain events will be considered events of default. There were no known events of default as of December 31, 2003. In the event that the Company's financing becomes insufficient, or its relationship with the current primary lenders terminates, the Company would need to obtain similar financing from other sources. Management believes it can obtain additional floor plan financing or alternative financing if necessary.

        The Company's debt agreements include certain restrictive covenants including maintaining a tangible net worth of at least $15.0 million and a debt to tangible net worth ratio of 9 to 1. The Company was in compliance with these and all debt covenants as of December 31, 2003.

Concentrations of Credit Risks

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with what it considers to be quality financial institutions. At December 31, 2003, the Company had deposits in excess of federal insurance totaling approximately $39.3 million.

        Concentrations of credit risk with respect to trade receivables are reduced because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade credit risk. A majority of the Company's business, however, is concentrated in the United States heavy-duty trucking and construction equipment markets and related aftermarkets. The Company controls credit risk through credit approvals and by selling certain trade receivables without recourse. Related to the Company's finance contracts, after the finance contract is entered into, the Company generally sells the contracts to a third party. The finance contracts are sold both with and without recourse. A majority of the Company's finance contracts are sold without recourse. Historically, bad debt expense associated with the Company's accounts receivable and finance contracts has not been significant.

5. ACCOUNTS RECEIVABLE:

        The Company's accounts receivable, net, consisted of the following (in thousands):

	December 31,
	2002	2003
Trade accounts receivable from sale of vehicles and construction equipment	$12,786	$12,122
Other trade receivables	3,717	3,982
Warranty claims	3,199	3,457
Other accounts receivable	6,283	5,381
Less allowance for doubtful receivables	(450)	(450)

Total	$25,535	$24,492

        For the years ended December 31, 2001, 2002 and 2003, the Company had no significant related-party sales.

6. INVENTORIES:

        The Company's inventories consisted of the following (in thousands):

	December 31,
	2002	2003
New vehicles	$67,138	$79,871
Used vehicles	7,361	11,600
Construction equipment—new	3,244	4,505
Construction equipment—used	1,307	657
Construction equipment—rental	3,541	913
Parts and accessories	31,852	39,476
Other	1,866	1,424
Less allowance	(976)	(1,023)

Total	$115,333	$137,423

        The Company recognized $500,000 of pretax new and used vehicle inventory valuation losses during 2002 and $1.3 million of pretax new and used vehicle inventory valuation losses during 2003.

7. VALUATION ACCOUNTS

        Valuation and allowance accounts include the following (in thousands):

	December 31,
	2001	2002	2003
Balance at the Beginning of Year	$2,694	$1,911	$1,426
Net Charged to Costs and Expenses	1,631	404	1,450
Acquisitions	513
Net Write-Offs	(2,927)	(889)	(1,403)

Balance at the End of Year	$1,911	$1,426	$1,473

Allowance for Doubtful Receivables

        The Company provides an allowance for uncollectible warranty receivables. The Company evaluates the collectibility of its warranty claims receivable based on a combination of factors, including aging and correspondence with the applicable manufacturer. Management reviews the warranty claims receivable aging and adjusts the allowance based on historical experience. The Company sells a majority of its customer accounts receivable to a third party that is responsible for qualifying the customer for credit at the point of sale. As all credit risk is assumed by the third party, the Company provides no allowance for customer accounts receivable.

Inventory

        The Company provides a reserve for obsolete and slow moving parts. The reserve is reviewed and, if necessary, adjustments are made on a quarterly basis. The Company relies on historical information to support its reserve. Once the inventory is written down, the Company does not adjust the reserve balance until the inventory is sold.

        The valuation for new and used truck inventory is based on specific identification. A detail of new and used truck inventory is reviewed and, if necessary, adjustments to the value of specific units are made on a quarterly basis.

8. FLOOR PLAN NOTES PAYABLE AND LINES OF CREDIT:

Floor Plan Notes Payable

        Floor plan notes are financing agreements to facilitate the Company's purchase of new and used trucks and construction equipment. These notes are collateralized by the inventory purchased and accounts receivable arising from the sale thereof. The Company's floor plan notes have interest rates based on the Prime rate or LIBOR, as defined in the agreements. The interest rates applicable to these agreements ranged from approximately 3.35% to approximately 5.50% as of December 31, 2003. The amounts borrowed under these agreements are due when the related truck or construction equipment inventory (collateral) is sold and the sales proceeds are collected by the Company, or in the case of construction equipment rentals, when the carrying value of the equipment is reduced. These lines may be modified, suspended or terminated by the lender as described in Note 4.

        The Company's floor plan agreement with its primary truck lender limits the borrowing capacity based on the number of new and used trucks that may be financed. As of December 31, 2003, the aggregate amount of unit capacity for new and used trucks was 1,390 and 553, respectively, and the availability for new and used trucks was 130 and 238, respectively.

        The Company's floor plan agreement with one of its construction equipment lenders is based on the book value of the Company's construction equipment inventory. As of December 31, 2003, the aggregate amount of borrowing capacity with this lender was $10.5 million, with approximately $4.5 million outstanding. Additional amounts are available under the Company's John Deere dealership agreement. At December 31, 2003, approximately $1.5 million was outstanding pursuant to the John Deere dealership agreement.

        Amounts of collateral as of December 31, 2002 and 2003 were as follows (in thousands):

	December 31,
	2002	2003
Inventories, new and used vehicles and construction equipment at cost based on specific identification	$82,591	$97,546
Construction equipment inventory included in assets held for sale	1,332	—
Truck and construction equipment sale related accounts receivable	12,786	12,122

Total	$96,709	$109,668

Floor plan notes payable	$89,288	$108,235

Lines of Credit

        The Company has a separate line of credit agreement with a financial institution that provides for an aggregate maximum borrowing of $13.5 million, with advances generally limited to 75% of the Company's new parts inventory. Advances bear interest at prime less 0.5%, which was 3.5% on December 31, 2003. Advances under the line-of-credit agreement are secured by new parts inventory. The line of credit agreement contains financial covenants. The Company was in compliance with these covenants on December 31, 2003. Either party may terminate the agreement with 30 days written notice. As of December 31, 2002 and 2003, advances outstanding under this line-of-credit agreement amounted to $13.5 million. As of December 31, 2003, there were no funds available for future borrowings. This line is discretionary and may be modified, suspended or terminated at the election of the lender. The Company has four additional separate secured lines of credit that provide for an aggregate maximum borrowing of $13.6 million. Advances outstanding under these secured lines of credit in aggregate were $4.2 million, leaving $9.4 million available for future borrowings as of December 31, 2003.

9. LONG-TERM DEBT:

        Long-term debt was comprised of the following (in thousands):

	December 31,
	2002	2003
Variable interest rate term notes	$14,536	$9,740
Fixed interest rate term notes	80,380	80,288

Total debt	94,916	90,028
Less—Current maturities	(24,958)	(23,767)

	$69,958	$66,261

        As of December 31, 2003, debt maturities were as follows (in thousands):

2004	$23,767
2005	14,328
2006	10,502
2007	7,886
2008	6,838
Thereafter	26,707

$90,028

        The interest rates on the Company's variable interest rate notes are based on LIBOR and the Prime rate on December 31, 2003. Interest rates on the notes ranged from approximately 3.37% to 4.22% on December 31, 2003. Payments on the notes range from $1,945 to $67,000 per month, plus interest. Maturities of these notes range from April 2004 to September 2014.

        The Company's fixed interest rate notes are primarily with financial institutions and had interest rates ranging from approximately 3.86% to 10.79% on December 31, 2003. Payments on the notes range from $220 to $34,833 per month, plus interest. Maturities of these notes range from January 2004 to January 2016.

        The proceeds from the issuance of the notes were used primarily to acquire land, buildings and improvements, transportation equipment and leasing vehicles. The notes are secured by the assets acquired with the proceeds of such notes.

10. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

        The following methods and assumptions were used to estimate the fair value of each class of financial instrument held by the Company:

  Current assets and current liabilities—The carrying value approximates fair value due to the short maturity of these items.

  Long-term debt—The fair value of the Company's long-term debt is based on secondary market indicators. Since the Company's debt is not quoted, estimates are based on each obligation's characteristics, including remaining maturities, interest rate, credit rating, collateral, amortization schedule and liquidity. The carrying amount approximates fair value.

11. DEFINED CONTRIBUTION PLAN:

        The Company has a defined contribution plan (the "Rush Plan"), which is available to all Company employees and the employees of certain affiliates. Each employee who has completed six months of continuous service is entitled to enter the Rush Plan. Participating employees may contribute from 1% to 50% of total gross compensation. However, certain higher paid employees are limited to a maximum contribution of 15% of total gross compensation. For the first 10% of an employee's contribution, the Company, at its discretion, may contribute an amount equal to 25% of the employees' contributions for those employees with less than five years of service and an amount equal to 50% of the employees' contributions for those employees with more than five years of service. During the year ended December 31, 2001, the Company incurred expenses of approximately $1.6 million related to the Rush Plan. During the year ended December 31, 2002, the Company incurred expenses of approximately $1.5 million related to the Rush Plan. During the year ended December 31, 2003, the Company incurred expenses of approximately $1.6 million related to the Rush Plan.

        The Company currently does not provide any postretirement benefits nor does it provide any postemployment benefits.

12. LEASES:

Vehicle Leases

        The Company leases vehicles primarily over periods ranging from one to ten years under operating lease arrangements. These vehicles are subleased to customers under various agreements in its own leasing operation. Generally, the Company is required to incur all operating costs and pay a minimum rental and an excess mileage charge based on maximum mileage over the term of the lease. Vehicle lease expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $5.4 million, $5.0 million and $5.3 million, respectively.

        Minimum rental commitments for noncancelable vehicle leases in effect on December 31, 2003, are as follows (in thousands):

2004	$5,915
2005	4,789
2006	3,938
2007	3,224
2008	2,484
Thereafter	4,266

Total	$24,616

Customer Vehicle Leases

        A Company division leases both owned and leased vehicles to customers primarily over periods of one to ten years under operating lease arrangements. The leases require a minimum rental and a contingent rental based on mileage. Rental income during the years ended December 31, 2001, 2002 and 2003, consisted of minimum payments of approximately $11.3 million, $12.5 million and $13.7 million, respectively, and contingent rentals of approximately $2.8 million, $3.0 million and

$3.0 million, respectively. Minimum lease payments to be received for noncancelable leases and subleases in effect at December 31, 2003, are as follows (in thousands):

2004	$14,080
2005	11,833
2006	9,292
2007	7,338
2008	5,290
Thereafter	6,254

Total	$54,087

        As of December 31, 2002 and 2003, the Company had $32.9 million (net of accumulated depreciation of $15.3 million) and $32.1 million (net of accumulated depreciation of $18.9 million), respectively, of leasing vehicles included in property and equipment.

Other Leases—Land and Buildings

        The Company leases various assets under operating leases, which expire at various times through 2023. Rental expense for the years ended December 31, 2001, 2002 and 2003, was $1.9 million, $1.8 million and $2.2 million, respectively. Future minimum lease payments under noncancelable leases at December 31, 2003, are as follows (in thousands):

2004	$2,321
2005	1,855
2006	1,487
2007	915
2008	915
Thereafter	4,338

Total	$11,831

13. STOCK OPTIONS AND STOCK PURCHASE WARRANTS:

        In April 1996, the Board of Directors and shareholders adopted the Rush Enterprises, Inc. Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the grant of stock options (which may be nonqualified stock options or incentive stock options for tax purposes), stock appreciation rights issued independent of or in tandem with such options ("SARs"), restricted stock awards and performance awards.

        The aggregate number of shares of common stock subject to stock options or SARs that may be granted to any one participant in any year under the Incentive Plan is 100,000 shares of Class A Common Stock and 100,000 shares of Class B Common Stock. The Company has 2,600,000 shares of Class A Common Stock and 1,400,000 shares of Class B Common Stock reserved for issuance upon exercise of any awards granted under the Company's Incentive Plan.

        On April 8, 1996, the Board of Directors of the Company declared a dividend of one common share purchase right (a "Right") for each share of common stock outstanding. Each Right entitles the registered holder to purchase from the Company one share of Class A Common Stock and one share of Class B Common Stock at a price of $17.50 per share (the "Purchase Price"). The Rights are not exercisable until the distribution date, as defined in the Rights Agreement. The Rights will expire on April 7, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

        In March 2001 and 2002, the Company granted options under the Incentive Plan to purchase an aggregate of 212,200 and 250,000 shares, respectively, of the Old Common Stock to employees. Each option granted becomes exercisable in three annual installments beginning on the third anniversary of the grant date. The options are exercisable at a price equal to the fair value of the Company's Old Common Stock at the grant date. However, each option has now been divided into two options, one option for the purchase of Class A Common Stock and one option for the purchase of Class B Common Stock. Each of the options is exercisable at one-half of the fair value of the Company's Old Common Stock on the grant date.

        In March 2003, the Company granted options under the Incentive Plan to purchase an aggregate of 380,000 shares of Class A Common Stock and 93,000 shares of Class B Common Stock. Each option granted becomes exercisable in three annual installments beginning on the third anniversary of the grant date.

        During 2000, the Company granted options outside of any plan to purchase an aggregate of 169,258 shares of Old Common Stock to employees. A total of 69,258 of these options were terminated in 2001 and 2002. The remaining 100,000 options were divided into two options, one for Class A Common Stock and one for Class B Common Stock, and are exercisable at a price equal to one-half of the fair value of the Company's Old Common Stock at the grant date. These options are exercisable four years from the grant date.

        During 1997, the Board of Directors and shareholders adopted the Rush Enterprises, Inc. 1997 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan is designed to attract and retain highly qualified non-employee directors, reserving 300,000 shares of Old Common Stock for issuance upon exercise of any awards granted under the Plan. Under the terms of the Director Plan, each non-employee director received options to purchase 10,000 shares of the Old Common Stock as of the date of adoption or on their respective date of election, all of which are fully vested and are exercisable immediately, and expire ten years from the grant date. During the year ended December 31, 2002, 30,000 options were granted and were exercisable at a price equal to the fair value of the Company's Old Common Stock on the grant date. However, each option has now been divided into two options, one option for the purchase of Class A Common Stock and one option for the purchase of Class B Common Stock. Each of the options is exercisable at one-half of the fair value of the Company's Old Common Stock on the grant date. During the year ended December 31, 2003, 60,000 options of Class A Common Stock were granted under the terms of the Director Plan.

        During 2001, the Company granted options outside any plan to purchase an aggregate of 60,000 shares of Old Common Stock to non-employee directors, all of which are fully vested and were exercisable immediately, and expire ten years from the grant date. The options were exercisable at a price equal to the fair value of the Company's Old Common Stock on the grant date. However, each option has now been divided into two options; one option for the purchase of Class A Common Stock and one option for the purchase of Class B Common Stock. Each of the options is exercisable at one-half of the fair value of the Company's Old Common Stock on the grant date.

        A summary of the Company's stock option activity and related information for the years ended December 31, 2001, 2002 and 2003 follows:

	2001		2002		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,549,822	$4.50	2,028,034	$3.85	2,452,730	$3.82
Granted	604,400	2.08	560,000	3.71	533,000	3.80
Exercised	—	—	—	—	(46,248)	5.14
Forfeited	(126,188)	3.39	(135,304)	3.74	(33,916)	4.29

Outstanding, end of year	2,028,034	$3.85	2,452,730	3.82	2,905,566	3.79

Exercisable, end of year	612,084	$4.24	889,508	$4.56	1,140,135	$4.62

Weighted average fair value of options granted during the year		$2.06		$3.68		$1.95

        The following table summarizes the information about the Company's options outstanding at December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
Exercise Price	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.06-$2.25	575,400	7.2	$2.08	180,000	$2.13
$3.10-$4.32	1,659,596	7.4	$3.59	348,376	$3.92
$4.85-$6.00	610,570	5.5	$5.52	551,759	$5.49
$8.13	60,000	5.4	$8.13	60,000	$8.13

	2,905,566			1,140,135

        In October 1997, the Company issued warrants to purchase an aggregate of 171,875 shares of the Old Common Stock to C. Jim Stewart & Stevenson in connection with the purchase of the assets of the John Deere construction equipment store. The warrants were exercisable during the five-year period commencing October 6, 1997, at an exercise price equal to $6.00 per share. These warrants expired without being exercised during 2002.

        In March 1998 and 2000, the Company issued, to certain employees, warrants to purchase an aggregate of 18.75% of the common stock of Rush Retail Centers, Inc., its wholly owned subsidiary, for $375,000. The warrants were exercisable on various dates between March 2001 and March 2003 and expire ten years from the grant date. None of these warrants were exercised as of December 31, 2003.

14. EARNINGS PER SHARE:

        Earnings per share for all periods have been restated to reflect the adoption of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which established standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock or potential common stock. This statement requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. Basic EPS were computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS differs from basic EPS due to the assumed conversions of potentially dilutive options and warrants that were outstanding during the period. The following is a reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income.

	2001	2002	2003
Numerator—
Numerator for basic and diluted earnings per share—
Net income (loss) available to common shareholders	$3,262,000	$(1,744,000)	$8,829,000

Denominator—
Denominator for basic earnings per share, weighted average shares	14,004,088	14,004,088	14,042,304
Effect of dilutive securities—
Stock options	162,352	456,520	981,933
Warrants	—	—	—

Dilutive potential common shares	162,352	456,520	981,933
Denominator for diluted earnings per share, adjusted weighted average shares and assumed conversions	14,166,440	14,460,608	15,024,237

Basic earnings (loss) per common share	$0.23	$(0.12)	$0 .63

Diluted earnings (loss) per common share and common share equivalents	$0.23	$(0.12)	$0.59

        Warrants and options to purchase shares of common stock that were outstanding for the years ended December 31, 2000, 2001 and 2002, that were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market prices of the common shares are as follows:

	2001	2002	2003
Warrants	343,750	—	—
Options	1,423,634	855,280	188,305

Total antidilutive securities	1,767,384	855,280	188,305

15. INCOME TAXES:

Provision for Income Taxes

        The tax provision for the years ended December 31, 2001, 2002 and 2003, are summarized as follows (in thousands):

	2001	2002	2003
Current provision—
Federal	$(996)	$(127)	$2,029
State	391	397	341

	(605)	270	2,370

Deferred provision—
Federal	2,911	(354)	3,189
State	(132)	(305)	327

	2,779	(659)	3,516

Provision for income taxes	$2,174	$(389)	$5,886

        The following summarizes the tax effect of significant cumulative temporary differences that are included in the net deferred income tax liability as of December 31, 2002 and 2003 (in thousands):

	2002	2003
Differences in depreciation and amortization	$14,720	$16,911
Accruals and reserves not deducted for tax purposes until paid	(4,124)	(2,642)
Other, net	(251)	(221)

	$10,345	$14,048

        A reconciliation of taxes based on the federal statutory rates and the provisions for income taxes for the years ended December 31, 2001, 2002 and 2003, are summarized as follows (in thousands):

	2001	2002	2003
Income taxes at the federal statutory rate	$1,903	$(747)	$5,150
State income taxes, net of federal benefit	190	(181)	587
Nondeductible impairment of goodwill	—	211	—
Nonrealizable state deferred tax asset related to discontinued operations	—	254	—
Other, net	81	74	149

Provision for income taxes	$2,174	$(389)	$5,886

        Following is a summary of the Company's income tax provision for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	2001	2002	2003
Income tax expense on continuing operations	$3,996	$5,818	$6,300
Income tax (benefit) from discontinued operations	(1,822)	(6,207)	(414)

Provision for income taxes	$2,174	$(389)	$5,886

16. COMMITMENTS AND CONTINGENCIES:

        The Company is contingently liable to finance companies for certain notes initiated on behalf of such finance companies related to the sale of trucks and construction equipment. The majority of finance contracts are sold without recourse to the Company. The Company's liability related to finance contracts sold with recourse is generally limited to 5% to 20% of the outstanding amount of each note initiated on the behalf of the finance company. The Company provides an allowance for repossession losses and early repayment penalties.

        Finance contracts initiated and sold during the years ended December 31, 2001, 2002 and 2003, were $149.9 million, $144.1 million and $165.1 million, respectively.

        The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any of the claims or proceedings to which the Company is a party would have a material adverse effect on the Company's financial position or results of operations; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on the Company's results of operations for the fiscal period in which such resolution occurred.

17. ACQUISITIONS:

        In August 2001, the Company acquired substantially all the assets of El Paso Trucks, which consisted of two dealership locations in El Paso, Texas and Las Cruces, New Mexico. The transaction was valued at $2.5 million with the purchase price paid in cash.

        The acquisition has been accounted for as a purchase; operations of the business acquired have been included in the accompanying consolidated financial statements from the respective date of acquisition. The purchase price has been allocated based on the fair values of the assets at the date of acquisition as follows (in thousands):

Inventories	$680
Property and equipment	574
Prepaid expenses and other	20
Accrued expenses	(82)
Goodwill	1,300

Total	$2,492

        In November 2001, the Company purchased substantially all the assets of Perfection, which operates an oil and gas up-fitting business, a medium-duty truck accessory and up-fitting business and a parts distribution business in Oklahoma City, Oklahoma. The assets acquired were valued at $6.7 million with a purchase price of $4.2 million paid in cash.

        The acquisition has been accounted for as a purchase; operations of the business acquired have been included in the accompanying consolidated financial statements from the respective date of acquisition. The purchase price was less than the fair value of the assets acquired. The purchase price has been allocated by reducing the property and equipment with a fair value of $1.9 million to $0, and inventory with a fair value of $3.1 million to $2.5 million, and recording accounts receivable, net of an allowance for doubtful accounts, at its fair value of $1.7 million.

        In February 2003, the Company acquired the common stock of Orange County, a Peterbilt dealer in central Florida. The acquisition provides the Company with the exclusive rights to sell Peterbilt trucks and parts from three new locations in central Florida, including Orlando, Haines City and Tampa. The transaction was valued at approximately $5.4 million, with the purchase price paid in cash.

        The Orange County acquisition has been accounted for as a purchase; operations of the business acquired have been included in the accompanying consolidated financial statements from the respective date of acquisition. The purchase price has been allocated based on the fair values of the assets and liabilities at the date of acquisition as follows (in thousands):

Cash	$1,270
Inventories	5,172
Accounts receivable & other assets	2,518
Property and equipment, net	568
Accounts payable & accrued expenses	(5,734)
Notes payable	(1,832)
Goodwill	3,421

Total	$5,383

        Since the Orange County acquisition was a stock purchase, the goodwill is not deductible for tax purposes.

        In April 2003, the Company purchased substantially all of the assets of Peterbilt of Mobile, Inc., which consisted of a dealership location in Mobile, Alabama. Peterbilt of Mobile, Inc.'s primary line of business is the sale of new Peterbilt and used heavy-duty trucks, parts and service.

        The Peterbilt of Mobile, Inc. acquisition has been accounted for as a purchase; operations of the business acquired have been included in the accompanying consolidated financial statements from the respective date of acquisition. The purchase price has been allocated based on the fair values of the assets at the date of acquisition as follows (in thousands):

Inventories	$448
Property and equipment	126
Goodwill	860

Total	$1,434

        All of the goodwill acquired in the Peterbilt of Mobile, Inc. acquisition will be amortized over 15 years and deducted for income tax purposes.

        The following unaudited pro forma summary presents information as if the Orange County and Peterbilt of Mobile, Inc. acquisitions had taken place at the beginning of 2002. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the Company. The following summary is for the years ended December 31, 2002 and 2003 (unaudited) (in thousands, except per share amounts):

	2002	2003
Revenues	$823,080	$823,779

Income from continuing operations after pro forma provision for income taxes	$8,448	$9,461

Basic income from continuing operations per share	$0.60	$0.67

Diluted income from continuing operations per share	$0.58	$0.63

18. UNAUDITED QUARTERLY FINANCIAL DATA:

        (In thousands, except per share amounts.)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002
Revenues	$162,559	$172,435	$224,853	$197,300
Gross Profit	32,130	35,019	39,058	34,998
Operating income from continuing operations	3,561	5,128	7,096	5,105
Income from continuing operations before income taxes	1,913	3,561	5,545	3,527
Income from continuing operations	1,148	2,137	3,327	2,116
(Loss) from discontinued operations, net	(714)	(147)	(431)	(9,180)
Net income (loss)	$434	$1,990	$2,896	$(7,064)
Earning per share: Basic
Income from continuing operations	$0.08	$0.15	$0.24	$0.15
Net income (loss)	$0.03	$0.14	$0.21	$(0.50)
Earning per share: Diluted
Income from continuing operations	$0.08	$0.14	$0.23	$0.15
Net income (loss)	$0.03	$0.14	$0.20	$(0.49)
2003
Revenues	$159,616	$193,259	$222,795	$239,662
Gross Profit	34,174	38,419	41,422	39,235
Operating income from continuing operations	2,895	5,313	6,853	5,053
Income from continuing operations before income taxes	1,455	3,891	5,316	5,088
Income from continuing operations	873	2,334	3,190	3,053
Gain (loss) from discontinued operations, net	(547)	(100)	(36)	62
Net income	$326	$2,234	$3,154	$3,115
Earning per share: Basic
Income from continuing operations	$0.06	$0.16	$0.23	$0.22
Net income	$0.02	$0.16	$0.23	$0.22
Earning per share: Diluted
Income from continuing operations	$0.06	$0.16	$0.21	$0.20
Net income	$0.03	$0.15	$0.21	$0.20

19. SEGMENTS:

        The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers.

        As mentioned previously, the Company announced in November 2002 its decision to sell its John Deere construction equipment stores in Michigan, and discontinue its D&D operations. In connection with this decision, financial information related to the Company's construction equipment operations in

Michigan will not be included in the Construction Equipment segment below, and the Retail Segment will no longer be presented as a separate operating segment. Following is a brief description of the activities of each of the Company's business segments.

        The Company has two reportable segments: the Heavy-Duty Truck segment and the Construction Equipment segment. The Heavy-Duty Truck segment operates a regional network of truck centers that provide an integrated one-stop source for the trucking needs of its customers, including retail sales of new Peterbilt and used heavy-duty trucks, aftermarket parts, service and body shop facilities, and a wide array of financial services, including the financing of new and used truck purchases, insurance products and truck leasing and rentals. The Construction Equipment segment operates a full-service John Deere dealership that serves the Houston, Texas metropolitan and surrounding areas. Dealership operations include the retail sale of new and used equipment, aftermarket parts and service facilities, equipment rentals, and the financing of new and used equipment.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on income before income taxes not including extraordinary items.

        The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. There were no material intersegment sales during the years ended December 31, 2001, 2002 and 2003.

        The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business unit requires different technology and marketing strategies. Business units were maintained through expansion and acquisitions. Assets held for sale and goodwill related to discontinued operations are included in the Heavy-Duty Truck segment.

The following table contains summarized information about reportable segment profit or loss and segment assets for the years ended December 31, 2001, 2002 and 2003 (in thousands):

	Heavy-Duty Truck Segment	Construction Equipment Segment	All Other	Totals
2001
Revenues from external customers	$639,336	$44,417	$7,760	$691,513
Interest income	429	—	—	429
Interest expense	8,474	1,027	195	9,696
Depreciation and amortization	8,198	621	357	9,176
Segment income from continuing operations before income tax	8,714	774	501	9,989
Segment assets	310,012	19,384	9,415	338,811
Goodwill	37,696	4,103	152	41,951
Expenditures for segment assets	20,019	235	143	20,397
2002
Revenues from external customers	$713,113	$36,777	$7,257	$757,147
Interest income	239	—	—	239
Interest expense	6,011	565	162	6,738
Depreciation and amortization	7,857	398	339	8,594
Segment income from continuing operations before income tax	12,881	1,327	338	14,546
Segment assets	316,923	18,193	9,994	345,110
Goodwill	33,672	4,075	116	37,863
Expenditures for segment assets	15,262	105	827	16,194
2003
Revenues from external customers	$765,565	$41,422	$8,345	$815,332
Interest income	290	—	—	290
Interest expense	6,121	382	135	6,638
Depreciation and amortization	8,347	226	356	8,929
Segment income from continuing operations before income tax	13,448	2,385	(83)	15,750
Segment assets	341,037	15,873	9,968	366,878
Goodwill	38,431	4,075	114	42,620
Expenditures for segment assets	19,511	619	1,045	21,175

        Revenues from segments below the quantitative thresholds are attributable to three operating segments of the Company. Those segments include a tire company, an insurance company, and a hunting lease operation. None of those segments has ever met any of the quantitative thresholds for determining reportable segments.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$11,958
NASD filing fee	15,000
Printing expenses	175,000
Accounting fees and expenses	150,000
Transfer agents fees and expenses	25,000
Legal fees and expenses	250,000
Miscellaneous expenses	373,042

Total	1,000,000

Item 15.    Indemnification of Directors and Officers.

        Our Restated Articles of Incorporation, as amended, provide that a director will not be liable to the corporation or its shareholders for monetary damages for an act or omission in such director's capacity as director, except in the case of (1) breach of such director's duty of loyalty to the corporation or its shareholders, (2) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office or (4) an act or omission for which the liability of a director is expressly provided for by statute. Our Amended and Restated Bylaws provide that the corporation will indemnify, and advance expenses to, any executive officer or director to the fullest extent permitted by Article 2.02-1 of the Texas Business Corporation Act (the "TBCA").

        Under Article 2.02-1 of the TBCA, directors, officers, employees or agents are entitled to indemnification against expenses (including attorneys' fees) whenever they successfully defend legal proceedings brought against them by reason of the fact that they hold such a position with the corporation. In addition, in situations involving actions not brought by or in the right of the corporation, the TBCA permits indemnification for expenses (including attorneys' fees), judgments, fines, penalties and reasonable settlement if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to criminal proceedings, he or she had no reasonable cause to believe that his or her conduct was unlawful. In cases involving actions brought by or in the right of the corporation, the TBCA permits indemnification for expenses (including attorneys' fees) and reasonable settlements, if it is determined that the person seeking indemnification acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, provided indemnification is not permitted if the person is found liable to the corporation, unless the court in which the claim or suit was brought has determined that indemnification is fair and reasonable in view of all the circumstances of the case.

        Under an insurance policy we maintain, our directors and executive officers are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings and certain liabilities which might be imposed as a result of such claims, action, suits or proceedings, which may be brought against them by reason of being or having been such directors and executive officers.

        This discussion of Article 2.02-1 of the TBCA, our Restated Articles of Incorporation, as amended, and our Amended and Restated Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the statute, our Restated Articles of Incorporation, as amended, and our Amended and Restated Bylaws.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibits.

        The attached Exhibit Index is incorporated by reference herein.

Item 17.    Undertakings.

        The undersigned registrant does hereby undertake:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which has been registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

  Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities it offers, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

          (4)   That, (i) for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of Rush's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Braunfels, State of Texas, on September 17, 2004.

RUSH ENTERPRISES, INC.
By:	/s/ W. MARVIN RUSH W. Marvin Rush Chairman of the Board and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints W. Marvin Rush and Martin A. Naegelin, Jr., and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including any and all post-effective amendments) to this Registration Statement on Form S-3 and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ W. MARVIN RUSH W. Marvin Rush	Chairman of the Board and Chief Executive Officer, Director (Principal Executive Officer)	September 17, 2004
/s/ W. M. RUSTY RUSH W. M. "Rusty" Rush	President, Director	September 17, 2004
/s/ MARTIN A. NAEGELIN, JR. Martin A. Naegelin, Jr.	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 17, 2004
/s/ RONALD J. KRAUSE Ronald J. Krause	Director	September 17, 2004

S-1

/s/ JOHN D. ROCK John D. Rock	Director	September 17, 2004
/s/ HAROLD D. MARSHALL Harold D. Marshall	Director	September 17, 2004
/s/ THOMAS A. AKIN Thomas A. Akin	Director	September 17, 2004

S-2

EXHIBIT INDEX

Exhbit No.	Description
1.1**	Form of Underwriting Agreement
2.1	Asset Purchase Agreement, dated as of September 15, 2004 incorporated herein by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed September 16, 2004.
4.1
Specimen of certificate representing common stock, $.01 par value (now class B common stock), of the Registrant (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement No. 333-03346 on Form S-1 filed April 10, 1996).
4.2
Rights Agreement dated April 8, 1996 between Rush Enterprises, Inc. and American Stock Transfer & Trust Company, Trustee (incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement No. 333-03346 on Form S-1 filed April 10, 1996).
4.3
Specimen of certificate representing class A common stock, $.01 par value, of the Registrant (incorporated herein by reference to Exhibit 4.1 of the Company's Registration Statement on Form 8-A filed July 9, 2002).
5.1*	Opinion of Fulbright & Jaworski L.L.P.
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of BDO Seidman, LLP
23.3*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1)
24.1*	Powers of Attorney (included in Part II of Registration Statement)

*
filed herewith

**
to be filed by amendment